As confidentially submitted to the Securities and Exchange Commission on July 2, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Virobay, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	20-4905672
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1360 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 833-5700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert F. Booth

Chief Executive Officer

Virobay, Inc.

1360 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 833-5700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Barbara A. Kosacz Sally A. Kay Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130 (650) 843-5000	Alan C. Mendelson Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes common shares issuable upon exercise of the underwriters’ option to purchase additional common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated             , 2014

Shares
VIROBAY, INC.
Common Stock
$ per share

• Virobay, Inc. is offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.	• This is our initial public offering and no public market currently exists for our shares. • Proposed Nasdaq Global Market trading symbol: “VBAY.”

This investment involves risks. See “Risk Factors” beginning on page 10.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and future filings.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Virobay, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have a 30-day option to purchase up to             additional shares of common stock from us.

Certain of our existing stockholders, including entities associated with             , have agreed to purchase an aggregate of             shares of common stock in this offering at the initial public offering price. The underwriters will receive the same discount from shares of our common stock purchased by such stockholders as they will from other shares of our common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	JMP Securities

Cantor Fitzgerald & Co.	Summer Street Research Partners

The date of this prospectus is             , 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor underwriters have done anything that would permit this offering or possession or distribution of this prospectus, or related free writing prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. Unless the context otherwise requires, references in this prospectus to the “company,” “Virobay,” “we,” “us” and “our” refer to Virobay, Inc.

Overview

We are a clinical-stage biopharmaceutical company utilizing our cysteine cathepsin platform for the development and commercialization of novel drugs. We believe cysteine cathepsins are critically important enzymes in the biology of many diseases. By inhibiting these enzymes, we believe we can develop safer and more effective therapies for these diseases. Our current programs are focused on addressing significant unmet medical needs for the treatment of neuropathic pain, autoimmune diseases and fibrosis.

We apply scientific, clinical and commercial criteria in choosing which programs to advance. We have applied these criteria to focus specifically on inhibitors of cathepsins S and B. Each of our product candidates has a novel mechanism of action, addresses patient populations for which better therapies are still needed and represents a significant commercial opportunity. In addition, our use of biomarkers as potential companion diagnostics is intended to allow us to optimize dosing schedules and potentially identify patient populations, facilitating effective and efficient trial design. The table below depicts the current status of our product candidates:

Candidate	Target	Indication	Status	Next Planned Milestone	Virobay Rights
VBY-036	Cathepsin S	Neuropathic Pain	Completed Phase 1	Phase 2 start 1H 2015	Worldwide

VBY-036	Cathepsin S	Crohn’s Disease	Completed Phase 1	Phase 2 start 2H 2015	Worldwide

VBY-891	Cathepsin S	Psoriasis	Completed Phase 1	Phase 2 start 1H 2015	Partnered Worldwide

VBY-376	Cathepsin B	NASH	Completed Phase 1 SAD	Phase 1 1H 2015	Worldwide

VBY-825	Cathepsin S/B	PBC	Preclinical	US IND 2H 2015	Worldwide

•

VBY-036 for Treatment of Neuropathic Pain:    Our most advanced product candidate, VBY-036, is a potent and selective cathepsin S inhibitor. Cathepsin S appears to be a key mediator of a process pivotal in developing neuropathic pain, and by inhibiting cathepsin S, VBY-036 should prevent or substantially reduce pain. We have completed Phase 1 clinical trials of VBY-036 in 124 healthy volunteers, evaluating the safety and pharmacokinetics of the drug by oral administration. Biomarkers used in these trials confirmed robust inhibition of cathepsin S at a range of doses. In addition, VBY-036 was well tolerated at all doses we tested. We plan to advance VBY-036 into a Phase 2 clinical trial in approximately 120 subjects with neuropathic pain in the first half of 2015 and expect to receive results in the first half of 2016.

We believe VBY-036 has the potential to more effectively treat neuropathic pain without the side effects experienced with existing therapies, such as opioid drugs. We retain worldwide rights to VBY-036 in all indications. More than 15 million people in the United States and Europe suffer from chronic neuropathic pain. According to Datamonitor, in 2014, sales of neuropathic pain therapies are projected to exceed $2.4 billion in the United States.

•

VBY-036 for Treatment of Crohn’s Disease:    Cathepsin S also appears to be a critical enzyme in the modulation of the immune system and the development of autoimmune diseases. Of the autoimmune diseases, we have chosen to focus first on Crohn’s disease due to the elevated levels of cathepsin S observed in patients and the effectiveness of VBY-036 in a widely-used preclinical model of Crohn’s disease. Based on these results and our Phase 1 clinical trial data, we plan to advance VBY-036 into a Phase 2 clinical trial in 90 subjects with Crohn’s disease in the second half of 2015 and expect to receive results in the second half of 2016. We believe VBY-036 has the potential to treat Crohn’s disease in a more effective manner than current therapies and more convenient manner than current biological therapies. Crohn’s disease affects approximately 900,000 people in the United States and Europe. In 2013, Crohn’s disease therapies generated sales of more than $2.9 billion in the United States.

•

VBY-891 for Psoriasis:    Our partnered product candidate, VBY-891, is a potent and selective cathepsin S inhibitor. We have licensed VBY-891 on a worldwide basis to LEO Pharma A/S, or LEO, a leading dermatology-focused pharmaceutical company, for specific dermatological indications. Similar to Crohn’s disease, psoriasis is an autoimmune disease in which cathepsin S may play a significant role in activating the immune system. In collaboration with LEO, we are developing VBY-891 as an oral treatment for moderate-to-severe psoriasis. We believe VBY-891 will be an attractive therapeutic option for patients suffering from psoriasis with a convenient, oral dosage form and fewer side effects than current therapies. We have completed a Phase 1 clinical trial with VBY-891 in 89 healthy volunteers, plan to enter into a Phase 2 clinical trial in the first half of 2015 and expect to receive results in the first half of 2016. Moderate-to-severe psoriasis affects approximately 1.4 million adults in the United States. In 2013, moderate-to-severe psoriasis therapies generated sales of more than $3.6 billion in the United States.

•

VBY-376 for the Treatment of Liver Fibrosis in Patients with Nonalcoholic Steatohepatitis (NASH):    Our product candidate VBY-376 is a potent cathepsin B inhibitor. Chronic liver injury triggers a process involving cathepsin B activity that destroys important cells in the liver. This process can lead to the deposition of fibrotic scar tissue and eventual liver failure. We believe inhibition of cathepsin B activity will reduce and potentially reverse fibrosis in patients with fibrotic liver diseases such as advanced NASH. This mechanism is different from that of current compounds in development for the treatment of NASH. We believe that VBY-376 could be used therapeutically as a stand-alone treatment or in combination with other therapies in development. In our preclinical testing using standard disease models, VBY-376 both reduced and partially reversed liver fibrosis. We have completed a Phase 1 clinical trial of VBY-376 using an initial formulation in 46 healthy volunteers. Data from this trial showed VBY-376 was safe and well tolerated with plasma concentrations that were sufficient to inhibit cathepsin B. As part of our ongoing development, we are optimizing the formulation of VBY-376 to obtain higher plasma concentrations. We plan to commence a Phase 1 clinical trial with this enhanced formulation in the first half of 2015. Approximately eight million people in the United States suffer from NASH, for which there is no currently approved disease-modifying therapeutic.

•

VBY-825 for Primary Biliary Cirrhosis (PBC):    Our product candidate VBY-825 is a potent cathepsin S and cathepsin B inhibitor. PBC is an autoimmune disease which attacks the small bile ducts, leading to liver fibrosis, liver dysfunction and potential liver failure. We believe inhibition of cathepsin S will suppress the autoimmune attack on the bile ducts and inhibition of cathepsin B will prevent and potentially reverse fibrosis. In our preclinical testing using standard disease models, we found that VBY-825 was effective in reducing liver fibrosis and modifying autoimmune conditions. We plan to initiate Phase 1 clinical trials in the second half of 2015. Existing treatments for PBC have limited efficacy and a significant portion of patients with advanced disease progress to liver failure, liver transplant or death. PBC is designated as an orphan disease and affects approximately 100,000 people in the United States.

We believe our product candidates have one or more of the following attributes that will commercially differentiate them from existing and emerging therapies:

•	Enhanced efficacy gained by treating the underlying causes rather than addressing the symptoms of the disease;

•	Reduced side effect profiles; and

•	Convenience and cost advantages of oral therapies.

Cathepsins are enzymes that regulate essential processes in cells by cleaving certain proteins. We believe cathepsins are attractive targets for small molecule drug design because of their important roles and well characterized structures. Others have attempted to develop compounds that inhibit cathepsins but have had limited success. We believe this was primarily due to toxicity and insufficient potency of their inhibitor compounds. Applying our decades of experience in the discovery and development of cathepsin inhibitors, we believe we may have addressed those issues.

Our series of proprietary compounds combined with our biological and chemical expertise provide the platform for our development of multiple cathepsin inhibitors as drug candidates. Our chemical library includes over 10,000 cathepsin inhibitors and a database of their functional characteristics. We also have a significant understanding of cathepsin biology as a result of over 20 years of dedicated research. Because cysteine cathepsins are implicated in the progression of a number of diseases, our platform may be applied to therapeutic areas beyond our current focus. Other diseases where cysteine cathepsin inhibition may have therapeutic benefit include Alzheimer’s disease, cardiovascular disease, chronic obstructive pulmonary disease, cancer, osteoporosis and renal fibrosis. We intend to utilize our platform to identify and develop new cathepsin inhibitors as product candidates for additional diseases that currently lack effective treatments.

The foundation of our proprietary cathepsin platform and our management team were spun-out from Celera Genomics Corporation, or Celera, which was then a leader in cathepsin research. Our management team has substantial prior experience with companies in the pharmaceutical industry, including AcelRx Pharmaceuticals, Inc., F. Hoffmann-La Roche Ltd, Merck & Co., Inc., Pfizer, Inc., Rigel Pharmaceuticals, Inc., Sugen, Inc. and Schering-Plough Corporation.

Our Strategy

Our goal is to be the leader in the discovery, development and commercialization of cathepsin inhibitor-based therapeutics. The key elements of our strategy to achieve this goal are to:

•

Advance the Development of our Product Candidates. We intend to allocate our resources to advance our product candidates into proof-of-concept clinical trials. These trials will use our novel biomarkers to guide dose and, potentially, patient selection.

•

Commercialize Products for Larger Markets Through Collaborative Partnerships. We will seek collaborative partnerships for certain of our product candidates that target large indications or areas outside of our strategic interests. As with our collaboration with LEO, we believe these collaborations will provide validation of our technology, significant research funding to advance our pipeline and access to development, manufacturing and commercial expertise and capabilities.

•

Build Commercial Capabilities in the United States for Specialty Markets. We intend to retain commercial rights to certain of our product candidates in indications that can be served by a specialty salesforce. We anticipate that PBC would be an indication suitable for this approach.

•

Leverage our Platform to Generate New Product Candidates for Unmet Medical Needs. Our cathepsin platform has been validated by preclinical and clinical data from our product candidates and from our collaboration with LEO. We intend to utilize our platform to discover additional disease modalities in which cathepsin inhibition has the potential to improve the standard of care.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy.

These risks include, but are not limited to, the following:

•	If we are unable to partner or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed;

•	The inhibition of cathepsins may produce toxicities that prevent clinical development and the presence of target-based toxicities may confirm that commercial success is impossible;

•	We have never conducted Phase 2 or Phase 3 clinical trials or submitted a New Drug Application, and may be unsuccessful or delayed in doing so for our product candidates;

•

Clinical trials of our product candidates will be costly and time consuming, and if they fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration or similar regulatory authorities, we may be unable to commercialize our product candidates, and our ability to generate revenue will be materially impaired;

•	We have incurred significant losses in the past and may not be able to ever achieve or sustain profitability in the future;

•	We will need additional funds to support our operations, and such funding may not be available on acceptable terms or at all;

•	If we fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community, our business will be materially harmed;

•

Our existing therapeutic collaboration with LEO is important to our business, and any similar future collaborations will also be important to us and our ability to commercialize our product candidates. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be materially harmed;

•

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets;

•	We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth, which could disrupt our operations; and

•	Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

Corporate Information

We were incorporated in Delaware in May 2006. Our principal executive offices are located at 1360 Willow Road, Suite 100, Menlo Park, CA 94025, and our telephone number is (650) 833-5700. Our website address is http://www.virobayinc.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“Virobay,” our logo and other trade names, trademarks and service marks of Virobay appearing in this prospectus are the property of Virobay. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares of common stock	The underwriters have an option to purchase up to additional shares of common stock, as described in “Underwriting.”

Use of proceeds	We estimate that the net proceeds from the issuance of our common stock in this offering will be approximately $ million or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use all of the net proceeds from this offering, along with our other capital resources, to fund ongoing development of all of our product candidates, for working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	We intend to apply for listing of our common stock on the Nasdaq Global Market under the symbol “VBAY.”

The number of shares of our common stock to be outstanding after this offering is                , based on shares of our common stock outstanding as of March 31, 2014 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	4,610,674 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.18 per share;

•

                shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan (which includes (i) 1,318 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, or 2006 Plan, as of March 31, 2014, which shares will be added to the shares reserved under the 2014 Plan upon its effectiveness and (ii) up to 4,610,674 additional shares that may be added to the 2014 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise of stock options outstanding under the 2006 Plan), which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 40,500,002 shares of our common stock immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•

the net exercise, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, of our Series A Preferred Stock warrant into             shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data and should be read together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

We have derived the statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 from our unaudited interim condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our unaudited interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Collaboration revenue	$11,377	$9,938	$6,737	$404
Operating expenses:
Research and development	8,300	10,663	2,623	1,269
General and administrative	1,301	1,607	298	771

Total operating expenses	9,601	12,270	2,921	2,040

Income (loss) from operations	1,776	(2,332)	3,816	(1,636)
Change in fair value of warrant liability	(135)	(535)	—	(61)
Interest and other income	7	4	—	—

Net income (loss)	$1,648	$(2,863)	$3,816	$(1,697)

Net income (loss) attributable to common stockholders	$10	$(2,863)	$24	$(1,697)

Net income (loss) per share attributable to common stockholders:
Basic(1)	$0.04	$(11.37)	$0.10	$(6.74)

Diluted(1)	$0.01	$(11.37)	$0.02	$(6.74)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic(1)	251,773	251,773	251,773	251,773

Diluted(1)	1,393,155	251,773	1,572,893	251,773

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(1)

(1)

See Note 1 of the audited financial statements included elsewhere in this prospectus for a discussion regarding the calculations for the net income (loss) per share and the pro forma net income (loss) per share and the shares used in these calculations.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,758	$3,758	$
Working capital	2,744	2,744
Total assets	4,796	4,796
Convertible preferred stock	40,403	—
Accumulated deficit	(38,569)	(38,569)
Total stockholders’ (deficit) equity	(38,027)	3,254

(1)

The pro forma column reflects the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 40,500,002 shares of common stock immediately prior to the closing of this offering, and the net exercise, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, of our Series A preferred stock warrant into                 shares of our common stock at an exercise price of $1.00 per share, and the related remeasurement and reclassification of our convertible preferred stock warrant liability to stockholders’ deficit immediately prior to the consummation of this offering.

(2)

The pro forma as adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, working capital and total assets by $             million and decrease (increase) total stockholders’ (deficit) equity by $             million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                 shares in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, working capital and total assets by approximately $             million and decrease (increase) total stockholders’ equity by approximately $             million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Financial Position and Need For Additional Capital

Although we reported net income for the year ended December 31, 2012, we have incurred significant losses prior to 2012, for the year ended December 31, 2013 and for the three months ended March 31, 2014. We expect to incur substantial and increasing losses for the foreseeable future, and if we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

We are a clinical-stage biopharmaceutical company. We do not currently have any products approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. Although we reported net income for the year ended December 31, 2012, this was primarily due to the upfront, non-refundable license fee of $7.0 million, received in connection with our collaboration agreement with LEO Pharma A/S, or LEO. We have incurred significant operating losses prior to 2012, for the year ended December 31, 2013 and for the three months ended March 31, 2014, and expect to incur substantial and increasing losses for the foreseeable future. As of March 31, 2014, we had an accumulated deficit of $38.6 million.

To date, we have financed our operations primarily through private placements of our convertible preferred stock and, to a lesser extent, collaborations. All of our revenue to date has been collaboration revenue. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical and clinical trials. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially as we:

•	initiate, conduct and complete our Phase 2 clinical trial of VBY-036 for treatment of patients with neuropathic pain;

•	initiate, conduct and complete our Phase 2 clinical trial of VBY-036 for treatment of patients with Crohn’s disease;

•	initiate, together with LEO, our planned Phase 2 clinical trial of VBY-891 for treatment of patients with psoriasis;

•	complete our Phase 1 clinical trials of VBY-376 and VBY-825 in healthy volunteers;

•	continue the research and development of our other product candidates;

•	seek to develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	develop manufacturing capabilities and establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control, regulatory or scientific personnel; and

•	add operational, financial and management information systems and personnel to support our product development and planned future commercialization efforts.

To become and remain profitable, we must succeed in developing and eventually commercializing our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approvals. We are in the preliminary stages of most of these activities and may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Due to numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding to continue our operations. If we are unable to access capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we pursue Phase 2 clinical trials of VBY-036 and VBY-891 and prepare for and initiate Phase 1 and Phase 2 clinical trials of VBY-376 and VBY-825. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, including by entering into new collaboration agreements, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2014 and research funding that we expect to receive under our existing collaboration with LEO, will enable us to fund our operating and capital expenditure requirements for at least the next 24 months, without giving effect to any potential milestone payments we may receive under our collaboration agreement. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	our collaboration agreement with LEO remaining in effect and our ability to receive research funding and to achieve milestones under this agreement;

•	the progress and results of our Phase 2 clinical trials of VBY-036 and VBY- 891;

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the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our other product candidates, including our planned Phase 1 and Phase 2 clinical trials of VBY-376 and VBY-825;

•	our ability to enter into new license and development agreements with collaboration partners;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

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the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

•	the extent to which we acquire or in-license other products and technologies.

The occurrence of any of these factors could have a material adverse effect on our business, operating results and prospects.

Raising additional capital through debt or equity financings may limit our ability to take specific actions and cause dilution to our stockholders, including purchasers of common stock in this offering.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings and license and development agreements with collaboration partners. We do not have any committed external source of funds other than research funding under our existing collaboration with LEO. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders’ interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our common stockholders, including those participating in this offering. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to repay our indebtedness at the time any such repayment is required (causing a default under such indebtedness), which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced operations in 2006, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates and undertaking preclinical studies and clinical trials. We have completed Phase 1 clinical trials of VBY-036 and VBY-891, our most advanced product candidates, but have not fully designed or conducted Phase 2 efficacy trials. We have not yet demonstrated our ability to successfully complete Phase 2 clinical trials, obtain regulatory approval, manufacture at commercial scale or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions about our future success or viability may not be accurate.

In addition, we may encounter unforeseen expenses, difficulties, complications or delays. In the future, we will need to transition from a company with a research and development focus to a company capable of supporting multiple commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

The use of our net operating loss carryforwards and tax credits carryforwards may be limited.

A corporation’s ability to use any net operating loss and credit carryforwards to offset taxable income or tax, respectively, is limited if it experiences an “ownership change” under Section 382 of the Internal Revenue Code, generally defined as a cumulative change in the equity ownership of certain significant stockholders of more than 50 percentage points within a three-year period. We believe we have experienced ownership changes in the past and could experience future ownership changes, including possibly in connection with the completion of this offering. Any such limitations may significantly reduce our utilization of the net operating loss carryforwards and tax credit carryforwards before they expire. In addition, certain states have suspended use of net operating loss carryforwards for certain taxable years, and other states are considering similar measures. Accordingly, we may not be able to utilize a material portion of our net operating loss and tax credit carryforwards, even if we attain profitability.

Risks Related to the Discovery and Development of Our Product Candidates

If we are unable to partner or to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We currently expect our lead product candidates to enter Phase 2 clinical trials in 2015. Our ability to generate product revenues, which we do not expect will occur for many years, if at all, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including, but not limited to the following:

•	successful completion of formulation work, preclinical studies and clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement;

•	protecting our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

The inhibition of cathepsins may produce toxicities that prevent clinical development. The presence of target-based toxicities would confirm that commercial success is impossible.

There is a possibility that long term inhibition of cathepsins may generate toxicities that will cause us to discontinue product development. These toxicities may be related to the drug target such that successful drug development is impossible. Such biological risks associated with our drug targets include, but are not limited to, the following:

•	Cathepsin S inhibition may suppress the immune system, increasing the likelihood of infections and/or the development of cancers;

•	Cathepsin B inhibition may prevent programmed cell death, increasing the likelihood of cancers and/or fibrosis;

•	Cathepsin L inhibition may produce cardiac myopathies or skin and hair conditions;

•	Cathepsin K inhibition may produce skeletal abnormalities; and

•	Long term cathepsin inhibition may cause damage to cell structures and/or important biological pathways, producing adverse reactions or toxicities.

Any of these results would materially harm our business.

We may not be successful in our efforts to reformulate our product candidates to reach necessary effectiveness levels.

In certain cases, we may have to reformulate our product candidates to reach necessary effectiveness levels. For example, the success of our VBY-376 program depends on our being able produce pharmaceutical formulations that enable sufficient absorption in humans. Although we have preclinical evidence that we may have formulations suitable for development, human absorption is different from preclinical models and our efforts could fail. Reformulations of our product candidates may also be unstable and thus not suitable for development. Moreover, the effort for reformulation requires research that cannot be predetermined, such that if we are not able to create a formulation with sufficient absorption, it could materially harm our business.

We may not be successful in our efforts to use and expand our platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our platform to develop a pipeline of cathepsin inhibitors through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of programs directed at specific cathepsin targets, we may not be able to develop product candidates that are safe and effective cathepsin inhibitors. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, as they may be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. If we are not able to utilize our platform to successfully develop and commercialize product candidates, we may not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate. Clinical testing is expensive, difficult to design and implement, can take many years to complete, is uncertain as to outcome and carries a substantial risk of failure. There can be no assurance that our product candidates will not exhibit new or increased safety risks in Phase 2 clinical trials as compared to Phase 1 clinical trials, or, if we complete Phase 2 clinical trials, in Phase 3 clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including but not limited to:

•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts;

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding by us or regulators that participants are being exposed to unacceptable health risks;

•	changes in marketing approval policies during the development period;

•	changes in or the enactment of additional statutes or regulations;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the trials; and

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if we seek approval of a product that identifies the use of a companion diagnostic, we and any partners may be required to obtain independent clearance or approval of the companion diagnostic from regulatory authorities before we may commercialize our product.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings; or

•	be subject to additional post-marketing testing requirements.

We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all. Significant preclinical or clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the U.S. Food and Drug Administration, or FDA, or similar regulatory authorities outside the United States. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow-up periods. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors, including:

•	the severity of the disease under investigation;

•	the design of the trial protocol;

•	the size of the patient population;

•	the eligibility criteria for the study in question;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to adequately monitor patients during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients; and

•	the degree of treatment effect in event-driven trials.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials. Enrollment delays in our clinical trials may result in increased research costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

We have never conducted Phase 2 or Phase 3 clinical trials or submitted a New Drug Application, and may be unsuccessful or delayed in doing so for our product candidates.

We have conducted a number of Phase 1 clinical trials and we may need to conduct additional Phase 1 clinical trials before initiating Phase 2 and Phase 3 clinical trials. The conduct of Phase 2 and Phase 3 clinical trials and the submission of a successful New Drug Application, or NDA, is a complicated process. As an organization, we have never conducted a Phase 2 or Phase 3 clinical trial, have limited experience in preparing, submitting and prosecuting regulatory filings, and have not submitted an NDA. We also have had limited interactions with the FDA and have not discussed any proposed Phase 2 or Phase 3 clinical trial designs or implementations with the FDA. Consequently, even if our Phase 2 clinical trials are successful, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA submission and approval of our product candidates. Failure to commence or complete, or delays in, our planned clinical trials would prevent us from or delay us in commercializing our product candidates.

If serious adverse or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of these product candidates.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be subject to potential product liability claims and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We may expend our limited resources to pursue a particular product candidate or indication and in doing so may fail to capitalize on alternative product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. In contrast, if we do not accurately evaluate the commercial potential or target market for a particular product candidate or indication, and our ability to develop and commercialize such product for such market independently, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements at a lower value than the actual market potential would support, or in cases in which it may be more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to the Commercialization of Our Product Candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with partners, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have any infrastructure for the sales, marketing or distribution of our products, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we have obtained marketing approval, we will need a sales and marketing organization.

In the future, we expect to build a focused sales, distribution and marketing infrastructure to market or co-promote some of our specialty market product candidates in the United States, if they are approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of these products. For example, if the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

For these specialty market product candidates, if we are unable to establish our own sales, marketing and distribution capabilities, or enter into arrangements with third parties to perform these services, our product revenues and our profitability for such products is likely to be adversely affected.

For certain of our product candidates with larger indications, we may choose to align ourselves with collaborators as part of our commercialization strategy, and such future collaboration partners, if any, may not dedicate sufficient resources to the commercialization of our product candidates, or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective collaborations to enable the sale of our product candidates to healthcare professionals and in geographical regions, including the United States, that will not be covered by our own marketing and sales force, or if our potential future collaboration partners do not successfully commercialize our product candidates, our ability to generate revenues from product sales will be adversely affected. In addition, we may not be successful in entering into such arrangements with third parties or may be unable to do so on terms that are favorable to us.

If we are unable to build our own sales force or negotiate a strategic partnership for the commercialization of our product candidates, in both specialty and larger product markets, we may be forced to delay the potential commercialization of our product candidates or reduce the scope of our sales or marketing activities for product candidates that we are marketing. If we elect to increase our expenditures to fund commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market or generate product revenue. We could enter into arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to some of our technologies, product candidates or our companion diagnostic or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our specialty market product candidates and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new product candidates is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Specifically, there are many companies developing treatments for pain, autoimmune disorders, fibrosis and psoriasis, including many major pharmaceutical and biotechnology companies, including some companies that are developing therapeutics that work by targeting cysteine cathepsins in one or more of these indications.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by third-party payors seeking to encourage the use of generic products, and/or granting our competitors’ products more favorable coverage and reimbursement status by, for example, placing their products above ours on their approved drug list, also known as a formulary.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop, and our existing insurance coverage may not be sufficient to satisfy any liability that may arise.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot or choose not to successfully defend ourselves against claims that our product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $5.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $5.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

Our existing therapeutic collaboration with LEO is important to our business, and any future collaborations will also be important to us and our ability to commercialize our product candidates. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have limited internal capabilities for the conduct of Phase 1 and Phase 2 clinical trials of any of our product candidates, and do not yet have sufficient independent capability required for the design, planning, regulatory support and conduct of Phase 3 clinical trials, nor for sales, marketing or distribution of such product candidates. Accordingly, we have entered into a strategic alliance with LEO to support the development and commercialization of our product candidate VBY-891 in dermatology fields, and we expect to seek to enter into similar strategic alliances and collaborations with other companies that we believe can provide equivalent capabilities for the development and commercialization of our product candidate VBY-036 in neuropathic pain and Crohn’s disease indications.

Our collaboration with LEO has provided us with important funding for our development program for VBY-891, as well as supporting our general development of our product candidates and platform and we expect to receive additional revenues from this collaboration in the future.

Our existing collaboration with LEO, and any future collaborations we enter into, may pose a number of risks, including, but not limited the following:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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although our agreements, including our collaboration with LEO, will include certain diligence obligations with respect to development and commercialization of the products covered by such agreements, our collaborators may not pursue development and commercialization of any product candidates, or commit sufficient resources to product candidates that achieve regulatory approval or may elect not to progress development or commercialization programs based on clinical trial results, perceived competition with the collaborator’s own product portfolio or commercial priorities, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, may cause delays or termination of the research, development or commercialization of product candidates, may lead to additional responsibilities for us with respect to product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information or intellectual property rights in such a way as to jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation or other liabilities; and

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our collaborators may terminate our collaborations for a range of reasons, including for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our current and future collaborations do not result in the successful development and commercialization of the products covered by such agreements, or if LEO or any future strategic partner terminates its agreement with us, we may not receive the expected milestone or royalty payments or any further development or research funding provided for under any such collaboration. If we do not receive the funding or other payments we expect to receive under these agreements, our further development of the affected product candidates and product platform could be delayed and we may need to seek additional resources to enable us to continue to progress our development and commercialization activities. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic program collaborators.

Our collaboration with LEO grants exclusive worldwide rights to LEO for the development and commercialization of VBY-891 in specified dermatology indications, as well as an option for LEO to expand the licensed field to include additional dermatological indications, and restricts us from engaging in activities that are the within LEO’s licensed fields. Although LEO has certain obligations to progress commercialization of products that achieve regulatory approval, LEO may elect not to progress development and commercialization of products in all of the licensed indications, and therefore the restrictions may have the effect of preventing us from undertaking development and other efforts that may appear to be attractive to us within the dermatology fields licensed to LEO. Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If LEO terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

We may not be successful in establishing new development and commercialization collaborations, or we may not realize the benefits of such alliances, which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. We may form strategic alliances or collaborations with third parties for the development and commercialization for our product candidates, to which there are a limited number of potential partners. We expect to face competition in seeking appropriate partners and the negotiation process is time-consuming and complex. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish strategic partnerships or other collaborative arrangements for any future product candidates because potential partners may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our product candidates and programs do not have the requisite potential to demonstrate safety and efficacy in the target population. Even if we are successful in establishing such a strategic partnership or collaboration, we cannot be certain that, following such a strategic transaction, we will be able to progress the development and commercialization of the applicable product candidates as envisaged, or that we will achieve the revenues that would justify such transaction. If we are unable to enter into any development and commercial collaborations on acceptable terms, if at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell future approved products.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently rely on third-party contract research organizations, or CROs, as well as individual clinical trial sites to conduct clinical trials of our current product candidates, and expect to continue to rely on third parties, including such CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. Moreover, we and our CROs are required to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the European Medicines Agency, or EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our product candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process. We could also be subject to a requirement to pay fines, adverse publicity and civil and criminal sanctions.

These CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. Furthermore, these third parties may also have relationships with other entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

Further, our agreements with these third parties may also terminate for a variety of reasons, including a failure to perform by the third parties. If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Further, switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects If we need to enter into alternative arrangements, that would delay our product development activities.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization, and these third parties may not perform satisfactorily, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities or personnel, and do not expect to establish these independently in the future. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates, and for preclinical and clinical testing of our product candidates, as well as for commercial manufacture if any of our product candidates receive marketing approval, and we will control only certain aspects of their activities. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. Such suppliers may not sell these raw materials to our manufacturers at the times we need them or on commercially reasonable terms. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate or any related materials to complete the clinical trial, any significant delay in the supply of a product candidate or the raw material components thereof for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates could be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the product candidates or ourselves, including:

•	we may be unable to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control over the manufacturing process for our product candidates and companion diagnostic as a result of using third-party manufacturers for all aspects of manufacturing activities;

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of any such agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how;

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it could delay our product candidate development activities. Our reliance on these third parties, reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards with respect to manufacturing, regulatory approvals or our pre-clinical and clinical trial activities. Third-party manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities of our contracted manufacturers. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for stockpiling of safety stock for our product candidates or components thereof, or a second source for bulk drug substance. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and other worldwide anti-bribery laws.

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have ongoing relationships with various non-U.S. companies that are third-party suppliers of API and drug product. Our significant reliance on foreign suppliers demands a high degree of vigilance in preventing our employees and consultants from participation in corrupt activity, because these suppliers could be deemed our agents and we could be held responsible for their actions. The FCPA and similar anti-bribery laws to which we may be subject are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates or companion diagnostic that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate and companion diagnostic under patent protection could be reduced.

If the patent applications we hold or have in-licensed with respect to our programs, platform and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidates discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents, and to maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and create a risk that one of our patents could be found invalid or unenforceable.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. A third-party defendant may also request post grant review or inter partes review by the USPTO of any patent we assert. An adverse result in any litigation or USPTO proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly.

If we initiated legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate or companion diagnostic, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates or related companion diagnostics. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates and companion diagnostic. Such a loss of patent protection could have a material adverse impact on our business.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

As we continue to develop our product candidates, including any new pipeline product candidates, we may identify intellectual property owned by third parties, including patent rights, that are important or necessary to the development of our products, and we cannot provide any assurances that third-party patents do not exist which might be enforced against our current product candidates or future products in the absence of such a license. It may be necessary for us to use the patented or proprietary technology of such third parties to commercialize our products, in which case we would be required to obtain a license from these third parties, or our business could be harmed, possibly materially. At the time we need to access any such rights, licenses to these patents may not be available from these third parties on commercially reasonable terms, and even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation, both within and outside the United States, in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, third parties may have currently pending patent applications which may later result in issued patents that our product candidates may infringe, or which such third parties claim are infringed by the use of our technologies. Parties making claims against us for infringement of their intellectual property rights may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. If any third-party patents are held by a court of competent jurisdiction to cover any aspect of the manufacturing process for any of our product candidates, any molecules formed during the manufacturing process, or any final product candidate, including the formulation or method of use of such product candidate, we could be required to redesign our infringing products, or the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. If we are required to obtain a license from such third party to continue developing and marketing our products and technology, we may not be able to obtain any required license on commercially reasonable terms or at all, or such a license could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

We could also be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to manufacture our product candidates, and because we collaborate and expect to continue to collaborate in the future with third parties on the development of our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or any future licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be held invalid or unenforceable as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to Government Regulation

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us to commence product sales. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Changes in marketing approval policies during the development period or changes in or the enactment of additional statutes or regulations may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval. If a regulatory authority does not consider or approve our application, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be successful or considered sufficient by the applicable regulatory authority for approval. If any of these outcomes occur, we may be forced to abandon one or more of our applications for approval, which might significantly harm our business and prospects.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments, which may render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party coverage and reimbursement policies or healthcare reform initiatives, which would harm our business.

The laws that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. In many countries the pricing review period begins after marketing or product licensing approval is granted. Some countries require approval of the sale price of a drug before it can be marketed. Additionally, in some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and private third-party payors, such as commercial health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary goal in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, and/or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate coverage and reimbursement for our products may be difficult. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Recently enacted and future legislation may increase the difficulty and cost for us to commercialize our product candidates and affect the prices we may obtain.

The United States and some foreign jurisdictions are considering, and/or have enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products and our product candidates profitably, if they are approved for sale. Among policy makers, payors, and others in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, was enacted, which includes measures that have or may significantly change the way healthcare is financed by both governmental and private insurers. Among the ACA provisions of importance to the pharmaceutical industry are the following:

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an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•	an extension of Medicaid drug rebates, previously due only on fee-for-service utilization, to Medicaid managed care utilization;

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new methodologies by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and for drugs that are line extensions;

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changes to the Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•

new requirements under the federal Physician Payment Sunshine Act for reporting by manufacturers of drugs, devices, biologicals and medical supplies of information related to payments or other transfers of value made or distributed to physicians and teaching hospitals, as well as certain investment interests;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to licensed practitioners or to pharmacies of hospitals or other health care entities;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	an expansion of the types of entities eligible to receive discounted 340B pricing;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•	the Independent Payment Advisory Board which has authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs.

Notably, a significant number of provisions of ACA are not yet, or have only recently become, effective.

In addition, other legislative changes have been proposed and adopted since ACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not recommend and Congress did not enact legislation to reduce the deficit by at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The full impact of these new laws, as well as laws and other reform measures that may be proposed and adopted in the future remains uncertain, but may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and, accordingly, our financial operations.

We may not be able to obtain orphan drug exclusivity for our product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is defined as a disease or condition that affects a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product generally is entitled to a period of marketing exclusivity, which precludes the FDA, or if the product is approved in Europe the EMA, from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable period is ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

None of our product candidates are currently designated as orphan drugs, and even if we obtain orphan drug designation and exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any product candidates we may seek to develop will ever obtain regulatory approval in the United States or other jurisdictions.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of any clinical trials we conduct may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would harm our business, results of operations and prospects significantly.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and other jurisdictions in addition to the United States, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing and other requirements. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or our third-party collaborators may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market, in which case the commercial prospects for our product candidates may be harmed and our ability to generate revenues may be materially impaired.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising promotion and recordkeeping for such product, will be subject to extensive and ongoing regulatory requirements and review by the FDA or other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, among other things. We will also need to comply with cGCP requirements for any clinical trials that we conduct post-approval. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we do market our products for uses outside of their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws, which may lead to costly penalties. In the United States, engaging in the impermissible promotion of our products for off-label uses can subject us to false claims litigation under federal and state statutes, which can lead to civil, criminal and/or administrative penalties, damages, monetary fines, disgorgement, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, curtailment or restructuring of our operations and agreements that materially restrict the manner in which a company promotes or distributes drug products.

In addition, later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal or suspension of the products from the market;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	refusal to allow us to enter into government contracts;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	mandated modifications to promotional materials;

•	requirements that we enter into a consent decree;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Additionally, comparable foreign regulatory authorities may heavily scrutinize advertising and promotion of any product candidate that obtains approval outside of the United States. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, false claims and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and/or diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the research, investigation, recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws and civil monetary penalty laws prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations on providers, plans, health care clearinghouses, and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payment Sunshine Act, created under Section 6002 of ACA, and its implementing regulations requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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federal government price reporting laws that require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on our marketed drugs. Participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our products, increased infrastructure costs and potentially limit our ability to offer certain marketplace discounts;

•	the FCPA, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals);

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state law equivalents of each of the above federal laws, such as anti-kickback, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers;

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state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers;

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state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and

•	state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, any sales of our products or product candidates once commercialized outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and/or the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate. If any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel and consultants.

We are highly dependent on the research and development, clinical and business development expertise of Robert F. Booth, Ph.D., our President and Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Any of our executive officers may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Retaining and recruiting qualified scientific, clinical, regulatory, quality, manufacturing and business development personnel will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, partnering and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, partner, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research, development, partnering and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality consultants and advisors, our ability to pursue our growth strategy will be limited.

Many of the other pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can discover and develop product candidates and our business will be limited.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth, which could disrupt our operations.

As of March 31, 2014, we had seven employees. In June 2014, we hired James H. Welch as our eighth employee and Chief Financial Officer, and we have not yet hired a financial controller. We will need to substantially expand our managerial, commercial, financial, manufacturing and other personnel resources in order to manage our operations and prepare for the commercialization of our product candidates. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth or to ensure that we produce accurate financial statements on a timely basis. Our need to effectively manage our operations, growth and various projects requires that we:

•	establish appropriate systems, policies and infrastructure to support that organization;

•	ensure that our consultants and other service providers successfully carry out their contractual obligations, provide high quality results, and meet expected deadlines; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures

We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals.

Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We will incur increased costs as a result of operating as a public company.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer

Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the completion of this offering and pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting commencing with our fiscal year ending December 31, 2015. While we remain an emerging growth company, we will not be required to comply with Section 404(b) to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404(a).

To achieve compliance with Section 404(a) within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a). Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. However, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify one or more material weaknesses in our internal controls, investors could lose confidence in the reliability of our financial statements, the market price of our stock could decline and we could be subject to sanctions or investigations by The Nasdaq Global Market, the SEC or other regulatory authorities.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Our corporate headquarters are located in California and certain clinical sites for our product candidate, operations of our existing and future partners are or will be located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant partners, suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural or manmade disaster.

Risks Related to this Offering and Ownership of Our Common Stock

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure of our management to apply these funds effectively may result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. We may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of March 31, 2014 (including options exercisable within 60 days of March 31, 2014), after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately     % of our common stock. Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. This concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on an assumed initial public offering price of $         per share, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the initial public offering price. In

addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock has been determined through negotiations with the underwriters and may not be indicative of the market price of our common stock following this offering. Although our common stock has been approved for listing on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	the success of competitive products or technologies;

•	the recruitment or departure of key personnel;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                 shares of common stock based on the number of shares outstanding as of March 31, 2014. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining                 shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, after this offering, holders of an aggregate of shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or, along with holders of an additional                 shares of our common stock, to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Underwriting”.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	whether the FDA requires us to complete additional, unanticipated studies, tests or other activities prior to approving our product candidates, which would likely further delay any such approval;

•

if any of our product candidates are approved, our ability to establish the necessary commercial infrastructure to launch a product candidate without substantial delays, including hiring sales and marketing personnel and contracting with third parties for warehousing, distribution, cash collection and related commercial activities;

•	our execution of other collaborative, licensing or similar arrangements and the timing of payments we may make or receive under these arrangements;

•	variations in the level of expenses related to our future development programs;

•	any product liability or intellectual property infringement lawsuit in which we may become involved; and

•	if any of our product candidates receives regulatory approval, the level of underlying hospital demand for such product candidate and wholesaler buying patterns.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we intend take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption, and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies” until these standards apply to private companies.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would benefit our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Shares Eligible for Future Sale,” contains forward- looking statements. In some cases you can identify these statements by forward-looking words, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal,” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to obtain funding for our operations;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to successfully commercialize our product candidates;

•	the rate and degree of market acceptance of our product candidates;

•	our ability to develop sales and marketing capabilities, whether alone or with potential future collaborators;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our plans to research, develop and commercialize our product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	the success of competing drugs that are or become available;

•	the loss of key scientific or management personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, and from industry publications and research, surveys and studies conducted by other third parties. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                 shares of our common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds from this offering by approximately $             million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2014, we had cash and cash equivalents of approximately $3.8 million. We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	approximately $ million to fund the clinical development of our lead product candidate, VBY-036;

•	approximately $ million to fund both clinical and preclinical efforts for our other product candidates; and

•	the balance to fund working capital, capital expenditures and other general corporate purposes.

This expected use of the net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of the net proceeds from this offering, together with our existing cash and cash equivalents described above, we expect that such funds will be sufficient to enable us to fund the clinical development of our product candidates, including VBY-036, through Phase 3 clinical trials and general corporate purposes for at least the next 24 months, without giving effect to any potential milestone payments we may receive under our collaboration agreement. However, it is possible that we will not achieve the progress that we expect because the actual costs and timing of drug development, particularly clinical trials, are difficult to predict, subject to substantial risks and delays and often vary depending on the particular indication and development strategy. We do not expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to fund substantial development of our other product candidates.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•

on a pro forma basis to reflect the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 40,500,002 shares of our common stock immediately prior to the closing of this offering, and the net exercise, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, of our Series A preferred stock warrant into                 shares of our common stock, and the related reclassification of our convertible preferred stock warrant liability to additional paid-in capital; and

•

on a pro forma as adjusted basis to further reflect the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$3,758	$3,758	$

Convertible preferred stock warrant liability	878	—		—
Convertible preferred stock, $0.001 par value; 49,147,024 shares authorized, 40,500,002 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	40,403	—		—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 56,500,000 shares authorized, 251,773 shares issued and outstanding, actual; 200,000,000 shares authorized and and shares outstanding pro forma and pro forma as adjusted	—	42
Additional paid-in capital	542	41,781
Accumulated deficit	(38,569)	(38,569)

Total stockholders’ (deficit) equity	(38,027)	3,254

Total capitalization	$3,254	$3,254	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, working capital and total assets by $             million and decrease (increase) total stockholders’ equity by $             million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, working capital and total assets by approximately $            million and decrease (increase) total stockholders’ (deficit) equity by approximately $             million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

The outstanding common stock share information in the table above is based on 40,751,775 shares of our common stock outstanding as of March 31, 2014 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	4,610,674 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.18 per share;

•

                shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan (which includes (i) 1,318 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, or 2006 Plan, as of March 31, 2014, which shares will be added to the shares reserved under the 2014 Plan upon its effectiveness and (ii) up to 4,610,674 additional shares that may be added to the 2014 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise of stock options outstanding under the 2006 Plan), which will become effective upon the execution and delivery of the underwriting agreement for this offering;

•	shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the pro forma as adjusted net tangible book value per share of our common stock after this offering. The pro forma net tangible book value of our common stock as of March 31, 2014 was $2.1 million, or $         per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock, after giving effect to the pro forma adjustments referenced under “Capitalization.”

After giving effect to (i) the pro forma adjustments referenced under “Capitalization” and (ii) receipt of the net proceeds from our sale of                 shares of common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2014	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, the pro forma net tangible book value, as adjusted to give effect to this offering, would be $         per share and the dilution to new investors would be $         per share.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or $         per share, and decrease (increase) the pro forma dilution per share to investors in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes as of March 31, 2014, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share

(i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	40,751,775		%	$		%	$
New investors

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $             million and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering.

If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, the percentage of shares of our common stock held by existing stockholders will be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                 shares, or     % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock reflected in the discussion and tables above is based on 40,751,775 shares of our common stock outstanding as of March 31, 2014 (including convertible preferred stock on an as-converted basis), and excludes the following:

•	4,610,674 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.18 per share;

•

                shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, or 2014 Plan (which includes (i) 1,318 shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, or 2006 Plan, as of March 31, 2014, which shares will be added to the shares reserved under the 2014 Plan upon its effectiveness and (ii) up to 4,610,674 additional shares that may be added to the 2014 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise of stock options outstanding under the 2006 Plan), which will become effective upon the execution and delivery of the underwriting agreement for this offering;

•	shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan.

To the extent that any outstanding options or the warrant is exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all of these options and the warrant were exercised, then our existing stockholders, including the holders of these options and the warrant, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options and the warrant, would be approximately $         million, or     %, the total consideration paid by our new investors would be $             million, or

    %, the average price per share paid by our existing stockholders would be $            , and the average price per share paid by our new investors would be $            .

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately             million shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The foregoing discussion and tables do not reflect any potential purchases by these potential investors.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus.

The statement of operations data for the years ended December 31, 2012 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 are derived from our unaudited interim condensed financial statements included elsewhere in this prospectus.

We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our unaudited interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Collaboration revenue	$11,377	$9,938	$6,737		$404
Operating expenses:
Research and development	8,300	10,663	2,623		1,269
General and administrative	1,301	1,607	298		771

Total operating expenses	9,601	12,270	2,921		2,040

Income (loss) from operations	1,776	(2,332)	3,816		(1,636)
Change in fair value of warrant liability	(135)	(535)			(61)
Interest and other income	7	4	—		—

Net income (loss)	$1,648	$(2,863)	$3,816		$(1,697)

Net income (loss) attributable to common stockholders	$10	$(2,863)	$24		$(1,697)

Net income (loss) per share attributable to common stockholders:
Basic(1)	$0.04	$(11.37)	$0.10		$(6.74)

Diluted(1)	$0.01	$(11.37)	$0.02		$(6.74)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic(1)	251,773	251,773	251,773		251,773

Diluted(1)	1,393,155	251,773	1,572,893		251,773

Pro forma net loss per share of common stock, basic and diluted (unaudited)(1)				$

Weighted-average shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)(1)

(1)

See Note 1 of the audited financial statements and interim unaudited condensed financial statements included elsewhere in this prospectus for a discussion regarding the calculations for the net income (loss) per share and the pro forma net loss per share and the shares used in these calculations.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,758	$3,758	$
Working capital	2,744	2,744
Total assets	4,796	4,796
Convertible preferred stock	40,403	—
Accumulated deficit	(38,569)	(38,569)
Total stockholders’ (deficit) equity	(38,027)	3,254

(1)

The pro forma column reflects the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 40,500,002 shares of common stock immediately prior to the closing of this offering, and the net exercise, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, of our Series A preferred stock warrant into                 shares of our common stock at an exercise price of $1.00 per share and the related remeasurement and reclassification of our convertible preferred stock warrant liability to stockholders’ deficit immediately prior to the consummation of this offering.

(2)

The pro forma as adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash and cash equivalents, working capital and total assets by $                 million and decrease (increase) total stockholders’ equity by $                 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                 shares in the number of shares we are offering would increase (decrease) each of cash and cash equivalents, working capital and total assets by approximately $                 million and decrease (increase) total stockholders’ equity by approximately $                 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in “Risk Factors”, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage pharmaceutical company utilizing our cysteine cathepsin platform for the development and commercialization of novel drugs. We believe cysteine cathepsins are critically important enzymes in the biology of many diseases. By inhibiting these enzymes we believe we can develop safer and more effective therapies for these diseases. Our current programs are focused on addressing significant unmet medical needs for the treatment of neuropathic pain, autoimmune diseases and fibrosis.

We currently have three product candidates in clinical development and several others in pre-clinical development. The current status of our product candidates is as follows:

•

VBY-036 is a selective cathepsin S inhibitor under development as an oral treatment for neuropathic pain and autoimmune diseases. We have completed Phase 1 clinical trials of VBY-036 and expect to enter a Phase 2 clinical trial in the first half of 2015 for neuropathic pain and second half of 2015 for Crohn’s disease. We retain worldwide rights to VBY-036 in all indications.

•

VBY-891 is a selective cathepsin S inhibitor under development as an oral treatment for psoriasis. We have completed a Phase 1 clinical trial of VBY-891 and expect to enter a Phase 2 clinical trial in the first half of 2015. As further discussed within the Collaboration Agreement section below, we granted an exclusive, worldwide license to LEO Pharma A/S, or LEO, to develop and commercialize products containing VBY-891 for the treatment of certain dermatological conditions, including psoriasis.

•

VBY-376 is a selective cathepsin B inhibitor under development as an oral treatment of liver fibrosis in patients with nonalcoholic steatohepatitis, or NASH. We have completed a Phase 1 clinical trial of VBY-376 and expect to enter an additional Phase 1 clinical trial in the first half of 2015.

•

VBY-825 is a combined cathepsin S and cathepsin B inhibitor under development as an oral treatment for primary biliary cirrhosis, or PBC. We have completed certain pre-clinical toxicology studies and expect to complete Investigational New Drug application, or IND, enabling studies of VBY-825 in the second half of 2015.

Some preclinical candidates that we are developing include other cathepsin inhibitors that have demonstrated activity in animal-based pharmacology studies to treat a variety of conditions including autoimmune diseases, Alzheimer’s disease, cancer and cardiovascular disease. We commenced operations in 2006 and have incurred substantial losses since inception. We have historically financed our operations primarily through the issuance of convertible preferred stock and funds received pursuant to our collaboration arrangement with LEO. To date we have raised private financing in an aggregate amount of $40.5 million. Under our agreement with LEO, we have generated $21.4 million in cash, which includes an upfront, non-refundable license fee of $7.0 million and a $5.0 million milestone payment earned upon the initiation of a Phase 1 clinical trial for our VBY-891 product candidate in 2013 in addition to other collaboration revenue of $9.4 million. As of March 31, 2014, we had cash and cash equivalents of approximately $3.8 million and an accumulated deficit of approximately $38.6 million. We expect to incur additional losses in the foreseeable future as we advance our product candidates into later stages of development and incur additional research and development expenses. We plan to finance operations through equity or debt financing and third-party collaboration arrangements. If we are unable to raise additional funding to meet our working capital needs, we may need to delay, scale back or eliminate some of our research and development programs.

Collaboration Agreement

In January 2012, we entered into a Development and License Agreement with LEO, or the LEO Agreement, granting LEO an exclusive, worldwide, sublicensable license to research, develop, manufacture, use, and commercialize products containing our VBY-891 compound, a small molecule cathepsin S inhibitor, for the diagnosis, treatment and prevention of dermatology indications, including psoriasis.

Under the terms of the LEO Agreement, we received a $7.0 million upfront, non-refundable payment and $5.0 million in clinical and regulatory milestone payments. Additionally, we are entitled to receive additional clinical, regulatory and sales milestone payments. Under the LEO Agreement, we are responsible for performing research and development activities according to an agreed upon development plan through Phase 2a clinical development and LEO is responsible for reimbursing us for both external and internal research costs incurred in accordance with such development plan. We have recognized approximately $9.7 million in such collaboration revenue through March 31, 2014. In addition, during the royalty term LEO is required to make tiered royalty payments to us based on net sales of the licensed product and we are entitled to receive a specified percentage of all upfront consideration and milestone payments received by LEO in connection with sublicensing rights under the LEO Agreement in Asia.

The LEO Agreement expires on a country-by-country and licensed product-by-licensed product basis upon expiration of the royalty term for such licensed product in such country. LEO may terminate the agreement unilaterally for any reason upon specified written notice to us and may also terminate the LEO Agreement with advance written notice if our VBY-891 compound (or any replacement thereto) poses certain safety risks, and either party may terminate the agreement for the other party’s uncured material breach. If we undergo specified bankruptcy events and the LEO Agreement is rejected under applicable bankruptcy laws, then LEO may sell specified ex-U.S. patents of ours and any interest we may have therein, and such proceeds will be applied to any damages LEO may suffer from the termination of LEO’s exclusive license rights worldwide, with any remaining amount being paid to us. LEO also has the unilateral right to terminate the agreement after a specified notice period. Upon any termination of the LEO Agreement, we receive an exclusive, potentially royalty-bearing (which rate, if any, will depend on the effective date of such termination), worldwide, sublicensable license under LEO’s intellectual property rights in existence as of the date of termination solely to research, develop, manufacture, use and commercialize products containing the VBY-891 compound or any replacement thereto. For additional information relating to the LEO Agreement, see “Business—Collaborations and Assignment Agreements—Collaborations—LEO Pharma A/S Agreement.”

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses incurred during the reporting periods. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances at the time we make such estimates. Actual results and outcomes may differ materially from our estimates, judgments and assumptions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the financial statements prospectively from the date of the change in estimate. Our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus.

We define our critical accounting policies as those accounting policies that require us to make subjective estimates and judgments about matters that are inherently uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. We believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Revenue Recognition

We have generated revenue solely through our collaboration arrangement with LEO. The terms of the LEO Agreement include an upfront fee in exchange for the delivery of an exclusive worldwide license to develop and commercialize products containing our VBY-891 compound, certain clinical, regulatory and sales milestone payments, royalties on net sales of the licensed product and expense reimbursement funding to us for costs incurred specifically related to our development of VBY-891.

We recognize revenue when the four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) our price to the customer is fixed or determinable; and (4) collectability is reasonably assured.

Multiple element arrangements, such as the arrangement with LEO, are analyzed to determine whether deliverables should be separated for accounting purposes. We consider delivered items to be separable if the delivered items have stand-alone value to the customer. If the delivered items are separable, we allocate arrangement consideration to the various elements based on each element’s relative selling price. When applying the relative-selling-price method hierarchy, we determine the selling price for each deliverable using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price and if neither VSOE nor TPE of selling price exist for a deliverable, we use the best estimated selling price for that deliverable. We then recognize revenue allocated to each element based on when the basic four revenue recognition criteria listed above are met for each element.

The determination of the separability of deliverables in multiple element arrangements and the estimation of selling price for those deliverables requires significant judgment. In particular, in the arrangement with LEO, to determine that the license had stand-alone value, we considered the capabilities of LEO to develop and commercialize VBY-891 without our assistance and whether the license could be sub-licensed. To determine the estimated selling price of the deliverables, as neither VSOE nor TPE existed, we considered a variety of factors, including, but not limited to, the rights that LEO was granted under the LEO Agreement, the early stage of VBY-891, the relative risks of successful development of the product candidate, the size of the potential market for VBY-891, competing products and the life-cycle of the product candidate.

Typically, in arrangements where reimbursement of research and development costs is provided to us, as is the case in our arrangement with LEO, we recognize this consideration as revenue when performance of the research and development occurs. Because we act as the principal under our arrangement with LEO, we record such reimbursement as collaboration revenue when it has been earned and collectability is reasonably assured.

We adopted the Financial Accounting Standards Board Accounting Standards Update 2010-17, Revenue Recognition—Milestone Method, starting January 1, 2011, such that we recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, we evaluate whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. We recognize revenue for our milestone payments under the arrangements when, at the inception of the arrangement: (1) the consideration earned from the achievement of the milestone is commensurate with either our performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome results from our performance to achieve the milestone; (2) the achievement relates solely to past performance; and (3) the milestone is reasonable relative to all of the deliverables and payment terms.

Research and Development Expenses

Research and development expense consists predominantly of employee-related costs, costs associated with services provided on our behalf by those contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, as well as consulting fees and allocated facility costs. We expense research and development costs as incurred. Costs associated with preclinical and clinical research, as well as those associated with manufacturing development, are a significant component of our research and development expense. A majority of these research and development activities are performed by CROs and CMOs with which we directly contract, and we are required to estimate and accrue expenses associated with their services performed as of each respective financial reporting date. This process involves reviewing contracts, purchase orders and actual invoices received as well as discussions with internal personnel and external service providers to determine the progress or stage of completion of the services performed. We accrue expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. Our clinical trials are dependent, in part, upon the receipt of timely and accurate reporting from our CROs. We make estimates of our accrued expenses as of each respective financial reporting date based on the specific facts and circumstances known to us at that time. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research and development activities.

Fair Value of Series A Preferred Stock Warrant Liability

We account for our convertible preferred stock warrant liability as a freestanding warrant for shares that are puttable or redeemable. This warrant is reported as a liability on the balance sheet at its estimated fair value. The warrant is subject to remeasurement at each balance sheet date, with changes in estimated fair value recorded and presented as a change in the fair value of warrant liability within our statements of operations. We will continue to adjust the warrant liability for the completion of a liquidation event, including the completion of an initial public offering, where the warrant will be automatically exercised into common shares, resulting in the warrant liability being remeasured and reclassified to stockholders’ deficit.

As of December 31, 2013 and March 31, 2014, we estimated the fair value of the warrant using the Black-Scholes option-pricing model based upon the estimated fair value of the underlying convertible preferred stock at its measurement date, the remaining contractual term of the warrant and estimated time to a liquidity event, risk-free interest rate, expected dividend and the expected volatility of the price of the underlying preferred stock. We did not use the Black-Scholes option pricing model to determine the fair value of the warrant as of December 31, 2012 as our estimated likelihood of completing an initial public offering was de minimis at such date. We determined the fair value of the warrant as of December 31, 2012 as the residual value to the holder of such warrant in a sale scenario, after giving effect to the exercise price and liquidation preference of the warrant.

Stock-Based Compensation

We account for share-based awards at estimated fair value as of the grant date using the Black-Scholes option-pricing model, and recognize this estimated fair value as expense on a straight-line basis over the employee’s requisite service period which is generally the vesting period.

The Black-Scholes option-pricing model requires us to make assumptions and judgments about the variables used in the calculations, including:

•

the expected term (weighted-average period of time that we expect the granted options to be outstanding), which we calculate using the simplified method, which uses the midpoint of the contractual term and the vesting period of the award;

•

the expected volatility of our common stock over the expected term of the options, which we estimate based on the average of the historical price volatilities of the common stock of publicly traded entities with characteristics similar to those of ours, as we do not have any trading history of our common stock;

•	expected dividends on our common stock, which we estimate to be zero;

•	the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the expected term of the award; and

•	the fair value of our common stock determined on the date of grant.

We estimate potential forfeitures of awards based on our historical forfeiture experience. We adjust the estimate of forfeitures over the service period to the extent the actual forfeitures differ, or we expect to differ, from prior estimates.

Total stock-based compensation expense was $96,000 and $111,000 in the years ended December 31, 2012 and 2013, respectively, and $25,000 and $22,000 in the three-month periods ended March 31, 2013 and 2014, respectively.

The following table summarizes by grant date the number of shares of common stock underlying stock options granted from January 1, 2012 to March 31, 2014, as well as the associated per share exercise price, which was the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares of Common Stock Underlying Options Granted (#)	Option Exercise Price ($)	Estimated Fair Value per Share of Common Stock on Grant Date ($)	Estimated Fair Value of Common Stock on Grant Date (In Thousands)
December 11, 2012	772,873	$0.25	$0.25	$193
June 6, 2013	50,000	$0.25	$0.25	$13
March 12, 2014	154,019	$0.98	$0.98	$151

Based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at March 31, 2014 was $             million, of which $             million and $             million related to stock options that were vested and unvested, respectively, at that date.

Common Stock Valuation

We are a private company with no active public market for our common stock. Therefore, our board of directors has periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates relying on contemporaneous valuations. The contemporaneous valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid entitled, Accounting and Valuation Guide—Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid.

We performed these valuations contemporaneously as of September 30, 2012, September 30, 2013, December 31, 2013 and March 31, 2014. In conducting these valuations, our board of directors, with input from management and an independent third-party valuation specialist, considered objective and subjective factors, including:

•	our financial condition and operating results, including our projected results;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuations of publicly traded companies in the life science industry and their respective historical common stock price volatilities;

•	external market conditions affecting the life sciences industry;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale of our company, given prevailing market conditions;

•	the state of the initial public offering market for private life sciences companies with similar characteristics to ours;

•	general U.S. economic conditions; and

•

the rights, preferences and privileges of our preferred stock, as well as securities underlying our preferred stock including an outstanding warrant, as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock.

Our board of directors intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. Accordingly, in determining the exercise price of the options set forth in the table above, our board of directors considered among other things, the most recent valuations of our common stock and our assessment of additional objective and subjective factors we believed to be relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included our stage of development, our operating and financial performance and current business conditions. However, there were no events or circumstances existing on any of the grant dates that warranted a finding that the fair value per share of common or preferred stock had changed from the most recent valuation.

We considered several types of approaches in the preparation of our valuations including a market approach, income approach and asset approach, as defined in the Practice Aid. The Practice Aid also prescribes three methods for allocating the enterprise’s total value to the holders of common stock: (1) the Current Value Method; (2) the Probability-Weighted Expected Return Method, or PWERM; and

(3) the Option Pricing Method, or OPM. After careful consideration of the early stage of our company and our product candidates, we utilized the PWERM method to estimate the total equity value of our company and to allocate that value to the holders of common stock.

The PWERM method is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each class of share.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on The Nasdaq Global Market on the date of grant.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new and revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of Operations

Comparison of the three months ended March 31, 2013 and 2014 and the twelve months ended December 31, 2012 and 2013

The following table summarizes the results of our operations for the three months ended March 31, 2013 and 2014 and the years ended December 31, 2012 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2012	2013
	(unaudited)
Collaboration revenue	$6,737	$404	$11,377	$9,938
Operating expenses:
Research and development	2,623	1,269	8,300	10,663
General and administrative	298	771	1,301	1,607

Total operating expenses	2,921	2,040	9,601	12,270
Income (loss) from operations	3,816	(1,636)	1,776	(2,332)
Change in fair value of warrant liability	—	(61)	(135)	(535)
Interest and other income	—	—	7	4

Net income (loss)	$3,816	$(1,697)	$1,648	$(2,863)

Collaboration Revenue

We have not generated any revenue from product sales to date. Our revenue has been derived solely from the LEO Agreement. Collaboration revenue has consisted of an upfront license fee, a clinical milestone payment and expense reimbursement to us for costs incurred specifically related to our development of VBY-891.

Collaboration revenue decreased by $6.3 million, or 94%, from $6.7 million for the three months ended March 31, 2013 to $0.4 million for the three months ended March 31, 2014. The decrease was primarily due to the recognition of a $5.0 million clinical milestone payment in the first quarter of 2013, while there were no milestones met in the first quarter of 2014. In addition, the 2013 period reflects reimbursements from LEO in connection with the initiation of a Phase 1 clinical trial for our VBY-891 product candidate, while there were no ongoing clinical trials for VBY-891 and consequently no material reimbursements from LEO in the same period in 2014.

Collaboration revenue decreased by $1.4 million, or 13%, from $11.4 million for the year ended December 31, 2012 to $9.9 million for the year ended December 31, 2013. The decrease was primarily due to the recognition of the $7.0 million up-front non-refundable license payment from LEO in 2012, partially offset by the recognition of $5.0 million of clinical milestone revenue and a $0.6 million increase in reimbursement revenue from LEO in connection with the initiation of a Phase 1 clinical trial for our VBY-891 product candidate in 2013.

We expect collaboration revenue for the year ended December 31, 2014 to be lower than in 2012 and 2013. We expect this decrease to be primarily attributable to the timing of the initiation of our Phase 2 clinical trial for our VBY-891 product candidate and our corresponding incurrence of reimbursable costs, which we do not expect to occur in 2014. In the longer term, our collaboration revenue may fluctuate from year-to-year based on the execution of new licensing agreements, the receipt of milestone payments pursuant to the LEO Agreement and royalties under such agreements. However, we cannot predict with any certainty, whether we will enter into and new licensing agreements, receive any milestone or royalty payments under our LEO Agreement or future licensing agreements.

Research and Development Expense

Research and development expense consists primarily of employee-related costs and costs associated with services provided on our behalf by CROs and CMOs, as well as consulting fees and allocated facility costs. We account for research and development expenses on a program-by-program basis, with the exception of our earlier stage product candidates, which are not necessarily addressable to a single therapeutic indication and are therefore aggregated into one preclinical program. We allocate employee-related costs and facility costs on a full-time equivalent basis. The following is a comparison of research and development expenses for the three months ended March 31, 2013 and 2014 and the years ended December 31, 2012 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
Product Candidate	2013	2014	2012	2013
	(unaudited)
VBY-891	$1,510	$471	$3,598	$5,329
VBY-036	652	660	3,657	3,868
VBY-825	164	8	144	767
VBY-285	—	3	2	—
Other pre-clinical programs, collectively	297	127	899	699

Research and development expense	$2,623	$1,269	$8,300	$10,663

Research and development expense decreased by $1.3 million, or 52%, from $2.6 million for the three months ended March 31, 2013 to $1.3 million for the three months ended March 31, 2014. The decrease was primarily due to a $1.1 million decrease in manufacturing and product development related expenses and a $0.2 million decrease in regulatory-related expenses in connection with our IND filing in the first quarter of 2013. The decrease in manufacturing and product development related expenses related primarily to the timing of manufacturing runs of our drug product primarily to support our clinical activities in 2013.

Research and development expense increased by $2.4 million, or 28%, from $8.3 million for the year ended December 31, 2012 to $10.7 million for the year ended December 31, 2013. This increase was primarily due to a $3.2 million increase in clinical-related expenses as our VBY-891 and VBY-036 product candidates entered Phase 1 clinical trials during 2013, a $0.7 million increase in manufacturing and product development-related expenses, a $0.5 million increase in employee related costs and a $0.4 million increase in consulting expenses. These increases were partially offset by a $2.4 million decrease in pre-clinical expenses, primarily due to IND-enabling toxicology studies conducted in 2012 for our VBY-891 and VBY-036 product candidates, which were not ongoing throughout 2013.

We expect our research and development expense to increase if we advance VBY-891 and VBY-036 into Phase 2 clinical trials, as planned during the second half of 2014. However, due to the variability of timing with respect to clinical site initiation and enrollment rates, research and development expenses could fluctuate and potentially decline in 2014. Research and development expense could also increase in 2014 if we accelerate our development of our earlier stage product candidates. In the longer term, we expect our research and development expense to increase significantly as we continue to advance our development programs.

General and Administrative Expense

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2012	2013
	(unaudited)
	(in thousands)
General and Administrative	$2,988	$771	$1,301	$1,607

General and administrative expense consists primarily of employee related costs, professional service fees, which include accounting, legal and intellectual property-related expenses, consulting fees and certain allocated facility costs.

General and administrative expense increased by $0.5 million, or 159%, from $0.3 million for the three months ended March 31, 2013 to $0.8 million for the three months ended March 31, 2014. This increase was primarily due to a $0.3 million increase in professional service fees and a $0.2 million increase in consulting fees. The increases resulted from indirect services relating to preparing for our potential initial public offering. We did not consider these preparatory expenses to be direct and incremental and therefore did not capitalize them as deferred offering costs.

General and administrative expense increased by $0.3 million, or 24%, from $1.3 million for the year ended December 31, 2012 to $1.6 million for the year ended December 31, 2013. This increase was primarily due to a $0.2 million increase in professional service fees and a $0.1 million increase in consulting fees. The increases resulted from indirect services relating to preparing for our potential initial public offering. We did not consider these preparatory expenses to be direct and incremental and therefore did not capitalize them as deferred offering costs.

We expect general and administrative expense to substantially increase following the closing of our initial public offering due to the costs of being a public company. We expect this increase to be attributable to increases in employee-related costs, insurance premiums, audit and legal fees and consulting fees.

Change in Fair Value of Warrant Liability

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2012	2013
	(unaudited)
	(in thousands)
Change in Fair Value of Warrant Liability	$—	$(61)	$(135)	$(535)

The change in fair value of warrant liability reflected expense of $0.1 million for the three months ended March 31, 2014. No expense was recorded for the three months ended March 31, 2013 as the value of our underlying stock had not changed during this period. The expense recorded in the 2014 period was a result of the increase in the estimated fair value of our underlying stock.

The change in fair value of warrant liability reflected expense of $0.1 million and $0.5 million for the years ended December 31, 2012 and 2013, respectively. The expense in both periods resulted from the increases in the estimated fair value of our underlying stock in both periods.

We will continue to adjust the warrant liability for any changes in the fair value of the underlying stock until the earlier of the exercise or expiration of the warrant or the completion of a liquidation event, including the completion of an initial public offering. Concurrent with our initial public offering, we will remeasure the warrant liability with any changes in fair value being recorded within the current period results of operations, and the underlying warrant will be contemporaneously exercised, resulting in the warranty liability being reclassified to stockholders’ deficit as of the date of our initial public offering.

Liquidity and Capital Resources

Due to our significant research and development expenditures, we have generated significant operating losses since our inception. We have funded our operations primarily through sales of our convertible preferred stock and payments under the LEO Agreement. Our expenditures are primarily related to research and development activities. Since our inception and through March 31, 2014, we have raised an aggregate of $40.5 million to fund our operations from the sale of convertible preferred stock and have generated $21.4 million in cash under our collaboration arrangement with LEO. As of March 31, 2014, we had $3.8 million in cash and cash equivalents. We hold our cash and cash equivalents in money market and bank deposits. We have traditionally invested cash in excess of immediate requirements with a view towards liquidity and capital preservation, and we seek to minimize the potential effects of concentration and degrees of risk.

In addition to our cash and cash equivalents, we are eligible to receive certain clinical, regulatory and sales milestone payments pursuant to the LEO Agreement. We are also entitled to tiered royalties based on net sales of the licensed product and sublicensing revenue payments and currently receive reimbursement for research costs, including both external and internal costs incurred.

Funding Requirements

Our primary uses of capital are currently related to the development of VBY-891 and VBY-036, which include payments made to CROs and CMOs, employee related costs and general and administrative expenses.

Our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. We currently have no credit facility or committed sources of capital other than potential milestones receivable under our current collaboration with LEO. Because of the numerous risks and uncertainties associated with the development of our product candidates, and the extent to which we enter into additional collaborations with third parties to participate in their development, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including the following:

•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other related activities;

•	the achievement of milestones under our agreement with LEO;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing and outcomes of regulatory approvals;

•	the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

•	the timing, receipt and amount of sales, profit sharing or royalties, if any, from our potential products; and

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that we will continue to generate losses for the foreseeable future. We expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. If we need to raise additional capital, funding may not be available to us on acceptable terms, or at all.

If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical trials or research and development programs. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other arrangements. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could limit our future activities. We cannot assure that we will be able to raise needed funds on acceptable terms, or at all.

On May 14, 2014, we exercised our Series B contingent put right for the sale of an additional 6,000,000 shares of our Series B preferred stock for approximately $6.0 million in gross proceeds. The closing occurred on June 30, 2014.

Cash Flows

The following is a summary of cash flows for the three months ended March 31, 2013 and 2014 and years ended December 31, 2012 and 2013 (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2013	2014	2012	2013
	(unaudited)
Net cash provided by (used in) operating activities	$(1,473)	$(787)	$898	$(1,756)
Net cash used in investing activities	(1)	—	(35)	(148)
Net cash used in financing activities	—	(237)	—	—

Increase (decrease) in cash and cash equivalents	$(1,474)	$(1,024)	$863	$(1,964)

Operating activities

Net cash used in operating activities was $1.5 million for the three months ended March 31, 2013 and reflected net income of $3.8 million and a $5.4 million increase in accounts receivable. The increase in accounts receivable was related to the $5.0 million clinical milestone earned pursuant to the LEO Agreement in the first quarter of 2013 but not collected until the second quarter of 2013.

Net cash used in operating activities was $0.8 million for the three months ended March 31, 2014 and reflected a net loss of $1.7 million, adjusted to exclude a $0.1 million change in fair value of warrant liability. These uses of cash were partially offset by a $0.7 million reduction in accounts receivable, which was related to amounts collected pursuant to the LEO Agreement and a $0.1 million increase in accrued liabilities.

Net cash provided by operating activities was $0.9 million for the year ended December 31, 2012 and reflected net income of $1.6 million, adjusted to exclude the non-cash effects of a $0.1 million change in fair value of warrant liability, a $0.1 million charge for stock-based compensation, a $0.9 million increase in accounts payable and a $0.6 million increase in accrued liabilities. Partially offsetting these sources of cash was a $2.4 million increase in accounts receivable, which was related to amounts billed pursuant to the LEO Agreement in 2012, but not collected prior to December 31, 2012.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2013 and reflected a net loss of $2.9 million, adjusted to exclude the non-cash effects of a $0.5 million change in fair value of warrant liability, a $0.1 million charge for stock-based compensation, a $0.8 million decrease in accounts payable and a $0.1 million decrease in accrued liabilities. These uses of cash were partially offset by a $1.4 million decrease in accounts receivable related to collection of amounts billed pursuant to the LEO Agreement.

Investing activities

Net cash used in investing activities was de minimis for both the three months ended March 31, 2013 and 2014.

Net cash used in investing activities was less than $0.1 million for the year ended December 31, 2012 and $0.1 million for the year ended 2013. Net cash used in investing activities for both periods reflected purchases of property and equipment.

Financing activities

Net cash used in financing activities was $0 and $0.2 million for the three months March 31, 2013 and 2014, respectively. Net cash used in financing activities for the 2014 period reflected the payment of deferred issuance costs, which consisted of direct and incremental professional fees associated with our potential initial public offering.

Net cash used in financing activities for the three months ended March 31, 2014 also reflected the payment of deferred offering costs associated with our potential initial public offering. There were no financing activities during 2013.

Contractual Obligations and Commitments

The following summarizes our significant contractual obligations as of December 31, 2013 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Contractual Obligations:
Operating leases	$196	$410	$—	$—	$606

The operating lease amounts in table above reflect the estimated future minimum payments under our non-cancellable operating lease in effect as of December 31, 2013, for our facility in Menlo Park, California. There were no material changes to our contractual obligations during the three months ended March 31, 2014. In addition, we have two license agreements with Celera Genomics Corporation, or Celera, where we are obligated to make certain future milestone and royalty payments upon commercialization of the licensed product candidates. Pursuant to an assignment agreement with Applera Corporation through its entity Celera, or the 2006 Celera Agreement, we paid a $250,000 up-front payment in 2006 and are obligated to pay clinical and regulatory milestone payments of up to $15.0 million in the aggregate plus royalties upon commercialization of the covered product candidate. Pursuant to a second assignment agreement with Applera Corporation through its entity Celera, or the 2007 Celera Agreement, we paid a $3.0 million up-front payment in 2007 and are obligated to pay clinical and regulatory milestone payments of up to $69.0 million in the aggregate plus royalties upon commercialization of covered product candidates. The table above does not include any potential future milestone or royalty payments to Celera pursuant to either the 2006 or 2007 license agreements due to the near-term uncertainty of the occurrence of the events that would trigger such payments.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the full retrospective or modified retrospective transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk with respect to changes in interest rates relates to interest earned on our cash and cash equivalents. The primary objective of our investment activity is to preserve our principal balances. Our secondary objective is to maximize yield while minimizing risk. As of March 31, 2014, we had cash and cash equivalents totaling $3.8 million, consisting of primarily money market and bank deposits. Given the fact that our investments mature on a daily basis, there is little, if any, risk in a decrease in value of our investments if a hypothetical 10% increase in interest rates were to occur.

We have limited exposure to foreign exchange risk as a result of predominately entering into transactions denominated in U.S. dollars. We therefore do not utilize any forward exchange contracts.

BUSINESS

Overview

We are a clinical-stage pharmaceutical company utilizing our cysteine cathepsin platform for the development and commercialization of novel drugs. We believe cysteine cathepsins are critically important enzymes in the biology of many diseases. By inhibiting these enzymes we believe we can develop safer and more effective therapies for these diseases. Our current programs are focused on addressing significant unmet medical needs for the treatment of neuropathic pain, autoimmune diseases and fibrosis.

Our most advanced product candidate, VBY-036, is scheduled to enter Phase 2 clinical trials for neuropathic pain in the first half of 2015 and for Crohn’s disease in the second half of 2015. We retain worldwide rights to VBY-036 in all indications. VBY-891, which we are developing in partnership with, and have licensed worldwide rights to certain dermatological conditions to, LEO Pharma A/S, or LEO, is scheduled to enter into Phase 2 clinical trials for psoriasis in the first half of 2015. We also have two earlier stage product candidates directed towards fibrotic liver disease, with VBY-376 targeting nonalcoholic steatohepatitis, or NASH, and VBY-825 targeting primary biliary cirrhosis, or PBC.

Cathepsins are enzymes that regulate essential processes in cells by cleaving certain proteins. Over the past 20 years, substantial evidence suggests that in many diseases, the normal function of cathepsins becomes pathological, contributing to or causing disease. We believe cathepsins are attractive targets for small molecule drug design because of their important roles and well characterized structures. Others have attempted to develop compounds that inhibit cathepsins but have had limited success. We believe this was due primarily to toxicity and insufficient potency of their inhibitor compounds. Applying our decades of experience in the discovery and development of cathepsin inhibitors, we believe we may have addressed those issues.

We believe our product candidates have one or more of the following attributes that will commercially differentiate them from existing and emerging therapies:

•	Enhanced efficacy gained by treating the underlying causes rather than addressing the symptoms of the disease;

•	Reduced side effect profiles; and

•	Convenience and cost advantages of oral therapies.

The foundation of our proprietary cathepsin platform and our management team were spun-out from Celera Genomics Corporation, or Celera, which was then a leader in cathepsin research. Our management team has substantial prior experience with companies in the pharmaceutical industry, including AcelRx Pharmaceuticals, Inc., F. Hoffmann-La Roche Ltd, or Roche, Merck & Co., Inc., or Merck, Pfizer, Inc., Rigel Pharmaceuticals, Inc., Sugen, Inc. and Schering-Plough Corporation.

Development Programs

We apply scientific, clinical and commercial criteria in choosing which programs to advance. We have applied these criteria to focus specifically on inhibitors of cathepsins S and B. Each of our product candidates has a novel mechanism of action, addresses patient populations for which better therapies are still needed and represents a significant commercial opportunity. In addition, our use of biomarkers as potential companion diagnostics is intended to allow us to optimize dosing schedules and potentially identify patient populations, facilitating effective and efficient trial design.

The table below depicts the current status of our product candidates:

Candidate	Target	Indication	Status	Next Planned Milestone	Virobay Rights
VBY-036	Cathepsin S	Neuropathic Pain	Completed Phase 1	Phase 2 start 1H 2015	Worldwide

VBY-036	Cathepsin S	Crohn’s Disease	Completed Phase 1	Phase 2 start 2H 2015	Worldwide

VBY-891	Cathepsin S	Psoriasis	Completed Phase 1	Phase 2 start 1H 2015	Partnered Worldwide*

VBY-376	Cathepsin B	NASH	Completed Phase 1 SAD†	Phase 1 1H 2015	Worldwide

VBY-825	Cathepsin S/B	PBC	Preclinical	US IND 2H 2015	Worldwide

*	LEO has an exclusive worldwide license to VBY-891 for specific dermatology indications
†	A more advanced, orally bioavailable formulation of VBY-376 has not yet entered clinical trials

VBY-036 for Treatment of Neuropathic Pain

Our most advanced product candidate, VBY-036, is a potent and selective cathepsin S inhibitor. Cathepsin S appears to be a key mediator of a process pivotal in developing neuropathic pain, and by inhibiting cathepsin S, we believe VBY-036 should prevent or substantially reduce pain. We have completed Phase 1 clinical trials of VBY-036 in 124 healthy volunteers, evaluating the safety and pharmacokinetics of the drug by oral administration. Biomarkers used in these trials confirmed robust inhibition of cathepsin S at a range of doses we tested. In addition, VBY-036 was well tolerated at all doses. We plan to advance VBY-036 into a Phase 2 clinical trial in approximately 120 subjects with neuropathic pain in the first half of 2015 and expect to receive results in the first half of 2016. We believe VBY-036 has the potential to more effectively treat neuropathic pain without the side effects experienced with existing therapies, such as opioid drugs. We retain worldwide rights to VBY-036 in all indications. More than 15 million people in the United States and Europe suffer from chronic neuropathic pain. According to Datamonitor, in 2014, sales of neuropathic pain therapies are projected to exceed $2.4 billion in the United States.

VBY-036 for Treatment of Crohn’s Disease

Cathepsin S also appears to be a critical enzyme in the modulation of the immune system and the development of autoimmune diseases. Of the autoimmune diseases, we have chosen to focus first on Crohn’s disease due to the elevated levels of cathepsin S observed in patients and the effectiveness of VBY-036 in a widely-used preclinical model of Crohn’s disease. Based on these results and our Phase 1 clinical trial data, we plan to advance VBY-036 into a Phase 2 clinical trial in 90 subjects with Crohn’s disease in the second half of 2015 and expect to receive results in the second half of 2016. We believe VBY-036 has the potential to treat Crohn’s disease in a more effective manner than current therapies and more convenient manner than current biological therapies. Crohn’s disease affects approximately 900,000 people in the United States and Europe. In 2013, Crohn’s disease therapies generated sales of more than $2.9 billion in the United States.

VBY-891 for Psoriasis

Our partnered product candidate, VBY-891, is a potent and selective cathepsin S inhibitor. We have licensed VBY-891 on an exclusive, worldwide basis to LEO, a leading dermatology-focused pharmaceutical company, for specific dermatological indications including psoriasis. Similar to Crohn’s disease, psoriasis is an autoimmune disease in which cathepsin S may play a significant role in activating the immune system. In collaboration with LEO, we are developing VBY-891 as an oral treatment for moderate-to-severe psoriasis. We believe VBY-891 will be an attractive therapeutic option for patients suffering from psoriasis with a convenient, oral dosage form and fewer side effects than current therapies. We have completed a Phase 1 clinical trial with VBY-891 in 89 healthy volunteers, plan to enter into a Phase 2 clinical trial in the first half of 2015 and expect to receive results in the first half of 2016. Moderate-to-severe psoriasis affects approximately 1.4 million adults in the United States. In 2013, moderate-to-severe psoriasis therapies generated sales of more than $3.6 billion in the United States.

VBY-376 for Treatment of Liver Fibrosis in Patients with Nonalcoholic Steatohepatitis (NASH)

Our product candidate VBY-376 is a potent cathepsin B inhibitor. Chronic liver injury triggers a process involving cathepsin B activity that destroys important cells in the liver. This process can lead to the deposition of fibrotic scar tissue and eventual liver failure. We believe inhibition of cathepsin B activity will reduce and potentially reverse fibrosis in patients with fibrotic liver diseases such as advanced NASH. This mechanism is different from that of current compounds in development for the treatment of NASH. We believe that VBY-376 could be used therapeutically as a stand-alone treatment or in combination with other therapies in development. In our preclinical testing using standard disease models, VBY-376 both reduced and partially reversed liver fibrosis. We have completed a Phase 1 clinical trial of VBY-376 using an initial formulation in 46 healthy volunteers. Data from this trial showed VBY-376 was safe and well tolerated with plasma concentrations that were sufficient to inhibit cathepsin B. As part of our ongoing development, we are optimizing the formulation of VBY-376 to obtain higher plasma concentrations. We plan to commence a Phase 1 clinical trial with this enhanced formulation in the first half of 2015. Approximately eight million people in the United States suffer from NASH, for which there is no currently approved disease-modifying therapeutic.

VBY-825 for Primary Biliary Cirrhosis (PBC)

Our product candidate VBY-825 is a potent cathepsin S and cathepsin B inhibitor. PBC is an autoimmune disease which attacks the small bile ducts, leading to liver fibrosis, liver dysfunction and potential liver failure. We believe inhibition of cathepsin S will suppress the autoimmune attack on the bile ducts and inhibition of cathepsin B will prevent and potentially reverse fibrosis. In our preclinical testing using standard disease models, we found that VBY-825 was effective in reducing liver fibrosis and modifying autoimmune conditions. We plan to initiate Phase 1 clinical trials in the second half of 2015. Existing treatments for PBC have limited efficacy and a significant portion of patients with advanced disease progress to liver failure, liver transplant or death. PBC is designated as an orphan disease and affects approximately 100,000 people in the United States.

Our Strategy

Our goal is to be the leader in the discovery, development and commercialization of cathepsin inhibitor-based therapeutics. The key elements of our strategy to achieve this goal are to:

•

Advance the Development of our Product Candidates. We intend to allocate our resources to advance our product candidates into proof-of-concept Phase 2 clinical trials. These trials will use our novel biomarkers to guide dose and, potentially, patient selection.

•

Commercialize Products for Larger Markets Through Collaborative Partnerships. We will seek collaborative partnerships for certain of our product candidates that target large indications or areas outside of our strategic interests. As with our collaboration with LEO, we believe these collaborations will provide validation of our technology, significant funding to advance our pipeline and access to development, manufacturing and commercial expertise and capabilities.

•

Build Commercial Capabilities in the United States for Specialty Markets. We intend to retain commercial rights to certain of our product candidates in indications that can be served by a specialty salesforce. We anticipate that PBC would be an indication suitable for this approach.

•

Leverage our Platform to Generate New Product Candidates for Unmet Medical Needs. Our cathepsin platform has been validated by preclinical and clinical data from our product candidates and from our collaboration with LEO. We intend to utilize our platform to discover additional disease modalities in which cathepsin inhibition has the potential to improve the standard of care.

Cathepsin Background

Overview of Cathepsins

Cathepsins are part of a larger enzyme family called proteases, which are well known therapeutic targets. Proteases selectively cleave proteins by cutting the peptide bonds that link specific amino acids. Proteases are involved in a wide range of biological processes which are relevant to human disease, and are the target of many successfully marketed therapies. Some examples of protease inhibitors that have become commercially successful drugs include angiotensin-converting enzyme, inhibitors, human immunodeficiency virus, protease inhibitors, Hepatitis C, or HCV, protease inhibitors and Factor Xa inhibitors. There are eleven different human cysteine cathepsin proteases, and we are currently focused on the development of inhibitors of two of these proteases, cathepsins S and B. Our employees and others have discovered that cathepsins S and B play critical roles in chronic conditions, including neuropathic pain, autoimmune diseases and fibrosis. In addition, we believe our knowledge of cathepsin biology and the breadth, specificity and potency of our diverse inhibitor library will enable us to develop inhibitors that target other cysteine cathepsins that play a role in important diseases.

Cathepsins S and B are attractive targets due to their extensive biological validation and their well-defined sites for binding small-molecule drugs. Like other validated drug targets, such as kinases, G protein-coupled receptors, ion channels and hydrolases, cathepsins S and B play a critical role in a range of diseases. In contrast to such targets, cathepsins S and B are members of a relatively small family of proteases which are easily distinguished from one another. The smaller number of related family members and their unique structures enabled the development of our selective inhibitors that we believe will not interact with other proteases and thereby exhibit selectivity and safety.

Historical Challenges with Cathepsin Inhibitors

Since cathepsins play a critical role in the biology of many important diseases, large pharmaceutical companies have conducted internal programs to discover and develop cathepsin inhibitors. These early cathepsin inhibitor programs failed due to what we believe was the selection of product candidates with inherent toxicities and a lack of potency. Peer-reviewed scientific literature has reported that cathepsin inhibitors with certain chemical groups may accumulate in an important cellular compartment known as the lysosome and generate significant toxicity. We believe many failed cathepsin inhibitors accumulated in the lysosome due to their specific chemical characteristics, preventing them from becoming viable product candidates. Some product candidates also lacked potency. Low potency compounds can result in incomplete target inhibition resulting in greatly reduced efficacy. Ultimately, we believe lack of efficacy and unacceptable side effects prohibited the progression of these early cathepsin inhibitors into viable product candidates.

Our Solution

Our product candidates avoid these historical challenges seen with cathepsin inhibitors because they are extremely potent and they do not include chemical groups that cause lysosomal accumulation. Our product candidates were selected from our library of cathepsin inhibitors, which is the result of over 20 years of drug design and cathepsin research. These compounds were specifically designed to avoid accumulation in the lysosome. We tested our candidates in standard assays and at dose levels needed to fully inhibit cathepsin activity. Our candidates are highly selective and did not target other proteases, which we believe reduces toxicity. Our chemical library includes more than 10,000 compounds whose chemical properties have been characterized. This library, together with our extensive experience, provides us with a powerful resource in identifying and developing new cathepsin inhibitors as product candidates for diseases that lack effective therapies.

Cathepsin S Inhibition as a Treatment for Neuropathic Pain

Neuropathic pain originates from nerve damage and can be a chronic and debilitating condition. This nerve damage may arise from mechanical, immunological or chemical injury, including, for example, chemotherapy. A pivotal process involved in developing neuropathic pain is the release of fractalkine, a protein that triggers the release of inflammatory signals that in turn communicate a pain message to the neuron. Cathepsin S cleaves fractalkine from the membrane to which it is bound, releasing it to trigger inflammatory signals. A compound such as VBY-036, which inhibits the activity of cathepsin S and blocks the release of fractalkine, should therefore prevent or substantially reduce pain. Many existing therapeutics directly inhibit nerve signal transmission, which may lead to serious side effects. We believe that inhibiting the cathepsin S pathway provides a fundamental advantage over current therapies because it reduces the source of the neuroinflammation that generates pain messages in the nervous system.

Cathepsin S Inhibition as a Treatment for Autoimmune Diseases

Autoimmune diseases, such as Crohn’s disease and psoriasis, occur when the body’s immune system mistakenly attacks healthy normal tissues. Cathepsin S performs a key step early in the development of autoimmune disease by activating a type of cell, CD4+ T, critical to the function of the immune system which is inappropriately activated in disease. When this step is blocked by a cathepsin S inhibitor, CD4+ T cells are not activated, and the autoimmune disease dependent on their activity is suppressed.

The specific step that cathepsin S performs is the cleavage of a protein called the invariant chain. Cleaving the invariant chain is a critical and necessary step in enabling the assembly of a specific cell surface protein receptor known as MHC Class II, which activates CD4+ T cells. Inhibition of cathepsin S activity will block this process and assembly of the receptor, preventing the activation of CD4+ T cells. We use biomarkers of this process to determine the level of cathepsin S inhibition and as such, guide dosing. Cathepsin S inhibition will not block other pathways of the immune system, including the pathways involved in the protective response against viruses. We believe that cathepsin S inhibitors such as VBY-036 will block the cleavage of the invariant chain, thereby suppressing autoimmune disease without fully suppressing the immune system.

Cathepsin B Inhibition as a Treatment for Liver Fibrosis

Liver fibrosis is the scarring of the liver in response to chronic injury or disease. While such a process is normal in the context of wound healing, it becomes pathological when the liver suffers repeated injuries and scar tissue accumulates to the point of causing dysfunction. These repeat injuries arise from various sources such as chronic infection with Hepatitis B or HCV, high fat diets, excessive alcohol or other chemical exposures or autoimmune attacks. Cathepsin B activity plays a role in both triggering the fibrotic process and in initiating the destruction of important liver cells. The combination of these activities results in the deposition of fibrotic scar tissue. Over time, unconstrained cathepsin B activity can lead to fibrotic liver diseases and cirrhosis of the liver. We believe inhibition of this activity may reduce and potentially reverse liver fibrosis in patients with these chronic liver diseases.

Dual Inhibition of Cathepsins S and B for Treatment of PBC

PBC is a chronic liver disease in which the small bile ducts of the liver are slowly destroyed by chronic autoimmune attack. Significant damage to the bile ducts is accompanied by liver fibrosis which can, in turn, advance to cirrhosis and liver failure. As described in the previous paragraphs, cathepsin S plays a role in autoimmune disease and cathepsin B in fibrosis. We believe blocking their activity may be effective in treating PBC by suppressing the autoimmune attack on the liver and reducing or even reversing liver fibrosis.

Our Cathepsin Inhibitor Platform

Our proprietary series of compounds and biological and chemical expertise provide the platform for our development of multiple cathepsin inhibitors as drug candidates. Our chemical library includes over 10,000 cathepsin inhibitors and a database of their functional characteristics. We also have a significant understanding of cathepsin biology as a result of over 20 years of dedicated research. Because cysteine cathepsins are implicated in the progression of a number of diseases, our platform of inhibitors may be applied to therapeutic areas beyond our current focus. Other diseases where cysteine cathepsin inhibition may have therapeutic benefit include Alzheimer’s disease, cardiovascular disease, chronic obstructive pulmonary disease, oncology, osteoporosis and renal fibrosis. We intend to utilize our platform to identify and develop new cathepsin inhibitors as product candidates for additional diseases that currently lack effective treatments.

Our Product Candidates

VBY-036 for the Treatment of Neuropathic Pain and Crohn’s Disease

VBY-036 is a potent and selective cathepsin S inhibitor. VBY-036 is being developed as an oral drug for the treatment of neuropathic pain and Crohn’s disease. We have completed Phase 1 clinical trials in healthy volunteers, evaluating its safety and pharmacokinetics. VBY-036 was well tolerated at all doses we tested, and we confirmed that cathepsin S was inhibited in humans using our novel pharmacodynamic biomarker. We plan to advance VBY-036 into two Phase 2 clinical trials for neuropathic pain and Crohn’s disease in the first half of 2015 and the second half of 2015, respectively.

Neuropathic Pain Overview

Neuropathic pain originates from nerve damage and can be a chronic and debilitating condition. This nerve damage may arise from mechanical, immunological or chemical injury, including, for example, chemotherapy. More than 15 million people in the United States and Europe suffer from chronic neuropathic pain. We believe VBY-036 has the potential to more effectively treat neuropathic pain without the side effects experienced with existing therapies, such as opioid drugs. According to Datamonitor, in 2014, sales of neuropathic pain therapies are projected to exceed $2.4 billion in the United States.

Current Treatments for Neuropathic Pain

The treatment of chronic neuropathic pain remains a large unmet clinical need. Drugs used to treat pain include anti-depressants, anti-convulsants, non-steroidal anti-inflammatories, cyclooxygenase-2 inhibitors, local anesthetics and opioids. These therapies are typically directed toward symptomatic relief by temporarily suppressing pain transmission. Despite the large number of existing treatment options, only one in four patients experiences at least a 50% reduction in pain with existing therapies and dosing is frequently limited by side effects. In addition, many pain drugs harbor significant potential for abuse and addiction. The limitations of existing therapies include:

•	Abuse potential;

•	Constipation;

•	Nausea;

•	Respiratory depression;

•	Reduced efficacy with repeated use; and

•	Sedation.

Our Opportunity in the Treatment of Neuropathic Pain

There is substantial commercial opportunity for an effective, non-addictive, well tolerated drug for the treatment of neuropathic pain. We believe the potential benefits of a drug that inhibits cathepsin S, such as VBY-036, include improved efficacy, tolerability and safety over existing therapies. We believe VBY-036 will have the following distinguishing features:

•

Enhanced Pain Relief by Addressing Neuroinflammation, the Root Cause of Neuropathic pain. Inhibition of cathepsin S activity is designed to stop the release of fractalkine in the body, which plays a key role in a biological process that generates and sustains neuroinflammation, a source of neuropathic pain. As a result, the treatment is expected to be longer acting relative to existing therapies.

•	No Demonstrated Potential for Addiction or Abuse. VBY-036 acts through fundamentally different pathways than those of existing pain medications that cause addiction and abuse.

•	No Constipation, Nausea or Respiratory Depression. VBY-036 does not interact with the opioid receptors that trigger some of these side effects.

•

No Sedation. VBY-036 does not interact with receptors in the brain that can cause sedative effects, unlike current opioid- or gabapentin-based therapies. Our Phase 1 clinical trial results and preclinical studies indicate that sedation is not present even at high doses of VBY-036.

In addition, because VBY-036’s mechanism of action is distinct from existing therapies, we believe VBY-036 can be used in combination with existing therapies.

Crohn’s Disease Overview

Crohn’s disease is a chronic autoimmune disease of the intestinal tract that can be debilitating. Patients with Crohn’s disease suffer from abdominal cramping and pain, nausea and persistent diarrhea, and often experience loss of appetite and loss of weight as a result. New research has found that the symptoms of Crohn’s disease are caused by a persistent attack on the gastrointestinal tract by the immune system, and data from our own studies suggests that cathepsin S may play a key role in this process. We believe inhibiting cathepsin S will be efficacious in treating this disease. Crohn’s disease affects approximately 900,000 people in the United States and Europe. Worldwide, approximately one in every 10,000 people are diagnosed with Crohn’s disease each year. Between 40% and 60% of patients have moderate-to-severe disease and, if left untreated, most mild Crohn’s disease will become more severe.

Current Treatments for Crohn’s Disease

Traditional drugs used to treat moderate-to-severe Crohn’s disease include corticosteroids, sulfasalazine and other drugs which suppress the immune system. Moderate-to-severe Crohn’s disease is also treated with immunosuppressive biological therapies that inhibit the activity of tumor necrosis factor, or TNF. These therapies are only moderately effective and their dosing is frequently limited by side effects. Even with currently available treatment options, approximately 70% of patients with Crohn’s disease eventually require surgery due to the progression of their disease. About one third of these patients experience a return of their disease after surgery within three years. The limitations and side effects of current treatments include:

•	Serious infections resulting from suppression of the immune system;

•	Exacerbation of diabetes;

•	Nausea and vomiting;

•	Decreased effect of anti-TNF agents over time; and

•	The need for intravenous or injection administration.

Our Opportunity in the Treatment of Crohn’s Disease

There is a substantial commercial opportunity for an effective, well tolerated drug for the treatment of Crohn’s disease. We believe the benefits of an orally-delivered drug which inhibits cathepsin S, such as VBY-036, include improved efficacy with greater tolerability and safety over existing therapies. We believe VBY-036 will have the following distinguishing features:

•	Reduced Inflammation Without Immunosuppression. Our current studies suggest that inhibition of cathepsin S will decrease inflammation but not result in immunosuppressive infection risk.

•	Enhanced Safety. In our completed Phase 1 clinical trials, VBY-036 was well tolerated and did not reveal any dose-limiting side effects.

•	Disease Modifying. We believe VBY-036 should suppress disease progression by targeting an upstream step in the disease process.

•

Improved Convenience Relative to Biologics.    As an orally delivered small molecule drug, VBY-036 will be more convenient for patients to use. Improved convenience may result in broader use in moderate-to-severe disease and eventual use in patients with milder disease.

Development Status of VBY-036

Phase 1 Clinical Trials

We have completed two ascending dose Phase 1 clinical trials using VBY-036 in an aggregate of 124 healthy volunteers. The pharmacokinetic results from Phase 1 clinical trials demonstrated that oral administration of VBY-036 results in concentrations of the drug in human plasma that we believe are necessary to inhibit cathepsin S, as shown in the graph below. Our single ascending dose trial demonstrated safety at doses of up to 900 mg. Our multiple ascending dose trial in which VBY-036 was dosed for seven days also demonstrated safety at doses exceeding 600 mg.

Pharmacokinetic results from day 7 of the multiple ascending dose VBY-036 Phase 1 clinical trial

VBY-036 was well tolerated and none of the subjects experienced any serious adverse events or discontinued due to an adverse event. The adverse events reported were mild to moderate and demonstrated no relationship to dose or dose-limiting toxicities. There was no effect of VBY-036 on vital signs, electrocardiograms, or laboratory values.

Uses of Biomarkers to Confirm Cathepsin S Inhibition

When cathepsin S is inhibited, a fragment of invariant chain, called Iip10, accumulates in certain cells and can be readily detected using standard biochemical assays. The relationship between cathepsin S and Iip10 makes Iip10 an excellent pharmacodynamic marker, or biomarker, for the level of cathepsin S inhibition in the body. Using Iip10 as a biomarker, we were able to confirm in our Phase 1 clinical trials that VBY-036 administration inhibited cathepsin S.

Preclinical Testing: Efficacy in Disease Models for Neuropathic Pain and Crohn’s Disease

Efficacy in Chemotherapy-Induced Peripheral Neuropathy Disease Model

We have assessed VBY-036 in a variety of well-accepted preclinical models of neuropathic and inflammatory pain. As set forth in the graphic below, VBY-036 was shown to be efficacious in a mouse model of chemotherapy-induced peripheral neuropathy, or CIPN, in which neuropathic pain was induced by repeated administration of the chemotherapy agent paclitaxel. When dosing of VBY-036 was stopped, some efficacy was maintained for at least ten days, and there was no rebound, or immediate increase, in pain. Instead, there was a slow return of pain that remained responsive to cathepsin S inhibition when dosing resumed.

Efficacy of VBY-036 in a model of CIPN

We also found that cathepsin S inhibition was broadly effective in additional models of neuropathic pain, including diabetic neuropathy and neuropathic pain induced by nerve ligation. In all our preclinical studies, we found that VBY-036 was not sedating, and there was no habituation to or loss of response to the drug over time. These disease models demonstrated that cathepsin S inhibition resulted in pain reductions that were comparable to that achieved by currently available therapeutics without any sedating side effects. We believe that the positive results observed in these disease models support the use of cathepsin S inhibitors for the treatment of a broad set of neuropathic pain indications, including but not limited to painful diabetic neuropathy, CIPN, post-herpetic neuralgia, neuralgia associated with multiple sclerosis or HIV infection, radiculopathy and post-operative neuropathic pain.

Efficacy in Crohn’s Disease Model

We have assessed VBY-036 in a preclinical model of inflammatory bowel disease, or IBD, which shares many of the clinical features of Crohn’s disease. In this disease model, we administered VBY-036 once daily to rodents with doses that achieved plasma concentrations high enough to sustain inhibition of cathepsin S. The mice receiving VBY-036 experienced reduced disease severity. In this model, as shown in the graphic below, VBY-036 was effective in reducing intestinal weight/length ratios, a standard parameter in Crohn’s disease models, to normal levels. The efficacy of VBY-036 was similar to that observed with sulfasalazine, a disease-modifying anti-inflammatory drug used clinically. The results of this study suggest that inhibition of cathepsin S with VBY-036 may provide therapeutic benefit in human Crohn’s disease.

VBY-036 reduction of colon weight/pre-flush length in a model of IBD

VBY-036 is efficacious across multiple models of autoimmune disease, including atopic dermatitis and the relapsing phase of multiple sclerosis. Other groups have demonstrated efficacy in models of inflammation and autoimmune disease using small molecule cathepsin S inhibitors or a genetic knockout of cathepsin S. Broad efficacy across these preclinical disease models, which are dependent on continuous T cell activation, appears to support the critical role of cathepsin S in the development of autoimmune disease in humans.

VBY-036 Drug-Drug Interaction Study

We plan to complete a drug-drug interaction study in healthy volunteers in the fourth quarter of 2014. We designed this study to investigate the potential for interactions of VBY-036 with common medications administered in our target patient populations. We believe this study will demonstrate little or no potential for drug-drug interactions at therapeutic doses as we see limited cytochrome P450 interactions at plasma concentrations required for efficacy.

Phase 2 Clinical Trial Design for VBY-036 in CIPN

We are preparing to conduct a double blind, placebo controlled Phase 2 clinical trial of VBY-036 in approximately 120 subjects with CIPN. Our first Phase 2 trial is designed in CIPN because this indication will have subjects whose pain has a known origin and time of onset and as such we believe CIPN patients will be well suited to clearly detect efficacy. We plan to test VBY-036 in additional neuropathic pain indications in future clinical trials. We plan to initiate our Phase 2 clinical trial in the first half of 2015 and expect to receive results in the first half of 2016. To overcome the high placebo response rates typically observed in pain studies, we have planned an innovative, adaptive clinical trial design to minimize the placebo effect and increase the power to detect efficacy. Patients with highly variable pain levels will be excluded from the trial. In the first stage of the trial, patients with stable pain levels will be randomized, two to one, between placebo and VBY-036 treatment groups and dosed over a four-week period. At the end of four weeks, pain levels will be compared to baseline pain levels. Those patients in the placebo group who do not show an improvement in pain will be advanced to the second stage. In the second stage, patients will be randomized, one to one, between VBY-036 treatment and placebo groups and pain levels will be reported after four weeks of treatment. By eliminating patients who demonstrated a placebo response during the first stage, we expect to increase our ability to detect efficacy in the second stage.

The primary endpoint for this trial will be the change in pain from baseline over the four-week period. Pain will assessed by the Brief Pain Inventory Short Form in which pain levels are reported by patients using the Visual Analog Score (VAS). Secondary endpoints for this trial will include an assessment of the impact of pain on daily living, patient-reported quality of life and the amount of other pain medications taken.

Key elements of the trial are shown in the figure below.

VBY-036 Phase 2 design

Fractalkine as a Potential Biomarker of Neuropathic Pain

In our preclinical pain studies with cathepsin S inhibitor compounds we evaluated fractalkine levels in both blood and cerebrospinal fluid. In these studies, animals with neuropathic pain had elevated levels of fractalkine, which were reduced following treatment with a cathepsin S inhibitor. The reduction in fractalkine was dose-dependent and correlated with the reduction of pain in the models. These data suggest fractalkine may be a biomarker that can be used to assess pain levels and response to treatment. We intend to measure levels of fractalkine as a part of our Phase 2 clinical trial of VBY-036.

Phase 2 Clinical Trial Design for VBY-036 in Crohn’s Disease

We are also planning to conduct a Phase 2 clinical trial of VBY-036 in Crohn’s disease. We plan to begin this trial in the second half of 2015 and to expect to receive data in the second half of 2016. This will be a double-blind, placebo-controlled trial in 90 healthy volunteers with moderate-to-severe Crohn’s disease. We plan to dose one third of the volunteers with a daily regimen, one third with a twice daily regimen and the remaining one third with placebo drug, over a period of 12 weeks to determine efficacy, followed by an additional follow-up period to confirm safety. The primary endpoint will be a decrease in the baseline Crohn’s disease activity index score.

VBY-891 for the Treatment of Psoriasis

We are developing VBY-891, in collaboration with our partner LEO, as an orally-delivered drug for the treatment of moderate-to-severe psoriasis. VBY-891 is a potent and selective inhibitor of cathepsin S. Similar to Crohn’s disease, psoriasis is an autoimmune disease in which cathepsin S plays a significant role in activating the immune system. We believe VBY-891 will be an attractive therapeutic option for patients suffering from moderate-to-severe psoriasis with a convenient, less costly oral dosage form with fewer side effects relative to current therapies. We have completed a Phase 1 clinical trial with VBY-891 in 89 healthy volunteers and plan to enter into a Phase 2 clinical trial in the first half of 2015 and expect to receive results in the first half of 2016.

Psoriasis Overview

Psoriasis is a chronic autoimmune disorder, characterized by skin lesions of thick scaling plaques with varying distribution across the body surface. Psoriasis patients are segmented into those with mild, moderate or severe disease with severity based on the body surface area affected by the disease. Patients with more severe disease have an increased frequency of an associated disease referred to as psoriatic arthritis, as well as cardiovascular disease, diabetes and other immune-mediated diseases. Moderate-to-

severe psoriasis affects approximately 1.4 million adults in the United States. In 2013, moderate-to-severe psoriasis therapies generated sales of more than $3.6 billion in the United States alone.

Current Treatments for Psoriasis

Currently available treatments for moderate-to-severe psoriasis are focused on systemic therapies. Oral systemic treatments include cyclosporine, methotrexate and Soriatane®, which have side effects that limit their use for an extended period, including renal and liver toxicity. Injectable biologics are also used to treat moderate-to-severe psoriasis and, while efficacious, are very costly. Topical therapeutics may also be used by patients with moderate-to-severe disease and include topical steroids and phototherapy. Response rates vary with existing therapeutics, and some patients report limited or transient efficacy. We believe that new systemic therapeutics in development by other pharmaceutical companies are focused primarily on the development of new biologics and that few new oral therapies are in clinical trials at this time.

Our Opportunity in the Treatment of Psoriasis

We believe there is a significant commercial opportunity for a safe, effective, orally-delivered small molecule drug for the treatment of psoriasis. The high price of biologic therapies and poor reimbursement status, along with careful monitoring required by physicians are important factors negatively impacting their use by dermatologists. This, in turn, often leads to less than optimal treatment of many psoriasis patients and dissatisfaction with currently available options. We believe the benefits of an orally-delivered small molecule drug for the treatment of psoriasis, such as VBY-891, include potentially lower cost and more convenience with few or no side effects.

VBY-376 for the Treatment of Liver Fibrosis in Patients with Nonalcoholic Steatohepatitis

Our product candidate, VBY-376, is a potent cathepsin B inhibitor. We are developing VBY-376 as an orally-delivered drug for the treatment of nonalcoholic steatohepatitis, or NASH. In our preclinical testing using standard disease models, VBY-376 reduced and reversed liver fibrosis. We have completed a Phase 1 clinical trial of VBY-376 in 46 healthy volunteers, using an initial formulation of the drug. We plan to enter into Phase 1 clinical trials with an enhanced formulation of VBY-376 in the second half of 2015 and, if successful, into clinical trials in NASH patients in 2016. We believe a small molecule inhibitor of cathepsin B, such as VBY-376, may reduce and potentially reverse fibrosis in patients with fibrotic liver diseases.

NASH Overview

NASH is a serious liver disease in which fat accumulation in the liver induces chronic inflammation, leading in later stages to progressive fibrosis that may result in cirrhosis and liver failure. Approximately eight million people in the United States suffer from NASH, for which there is no currently approved disease-modifying therapeutic. In the United States, at least 900,000 NASH patients have advanced liver fibrosis or cirrhosis due to the disease. NASH is the third leading cause of liver transplant in the United States and accounts for 10% of liver transplants.

Current Treatments for NASH

The current approach to managing the disease is to treat the conditions thought to contribute to or that underlie NASH, including obesity, diabetes and hyperlipidemia. Therapeutics used to treat these other diseases include insulin sensitizers, statins and ursodiol. In addition to these drugs, dietary modifications and weight loss are also recommended. None of these approaches has been definitely shown to effectively treat NASH.

Our Opportunity in the Treatment of NASH

We believe there is substantial commercial opportunity for an effective treatment for NASH because there are no therapies approved by the U.S. Food and Drug Administration, or FDA, today to treat this disorder. VBY-376 may prevent the destruction of important liver cells triggered by chronic liver injury, a process that can result in the deposition of fibrotic scar tissue in patients with advanced NASH. We believe VBY-376 may prevent further progression of NASH, and possibly reverse existing fibrosis. To our knowledge there are no other companies developing therapies to target the cathepsin B pathway in NASH.

Development Status

We have conducted preclinical testing of VBY-376 in a widely-accepted disease model of liver fibrosis evaluating the prevention and treatment of liver fibrosis. The results of these studies demonstrated that VBY-376 was efficacious in reducing and reversing liver fibrosis, shown as a decrease in the hepatic fibrosis score. In these studies, mice were treated with a liver toxin for a period of 28 days in order to induce liver fibrosis. In the prevention model represented below, treatment with VBY-376 started while liver injury was occurring. In the reversal model, VBY-376 administration started after injury.

VBY-376 efficacy in preclinical fibrosis models

We conducted a Phase 1 clinical trial of VBY-376 in 46 healthy volunteers. Data from this trial showed VBY-376 was safe and well tolerated with plasma concentrations that were sufficient to inhibit cathepsin B. As part of our ongoing development, we are optimizing the formulation of VBY-376 to obtain higher plasma concentrations. We intend to commence a Phase 1 clinical trial in the first half of 2015 utilizing this enhanced formulation.

VBY-825 for Primary Biliary Cirrhosis

VBY-825 is a potent inhibitor of both cathepsins S and B. We believe inhibition of cathepsin S will suppress the autoimmune attack on the bile ducts and inhibition of cathepsin B will reduce and potentially reverse fibrosis. In our preclinical testing using standard disease models, we found that VBY-825 was efficacious in reducing liver fibrosis and treating autoimmunity. VBY-825 acts against two essential pathways in PBC pathology. We believe this dual mode of action has the potential to be a breakthrough treatment for PBC. We plan to initiate a Phase 1 clinical trial with VBY-825 in healthy volunteers in the second half of 2015.

Primary Biliary Cirrhosis Overview

Primary biliary cirrhosis, or PBC, is a chronic liver disease in which the small bile ducts of the liver are slowly destroyed by chronic autoimmune attack. Significant damage to the bile ducts is accompanied by liver fibrosis which can, in turn, advance to cirrhosis and liver failure. Approximately 100,000 people in the United States have PBC, which qualifies it as an orphan disease. According to EvaluatePharma, worldwide sales of drugs for the treatment of PBC are expected to be over $800 million by 2020. Long-term studies report that a significant portion of such patients with advancing disease progress to liver failure, transplant or death within five to ten years, despite receiving ursodiol, the standard-of-care therapy.

Current Treatments for PBC

The only approved drug for the treatment of PBC is ursodeoxycholic acid, also known as ursodiol, which is the standard initial course of therapy for all PBC patients. Ursodiol is one of the secondary bile acids and is present in small quantities in humans. Although ursodiol is the standard-of-care therapy, clinical studies have shown that approximately one third of PBC patients fail to respond adequately to treatment and are therefore at significant risk of progressing to liver failure. The only treatment for PBC patients with end-stage liver disease with potential for success is liver transplantation, which is associated with significant complications and costs.

Our Opportunity in the Treatment of PBC

Because of the limited efficacy associated with ursodiol, we believe there is a significant unmet medical need for treatments that provide better efficacy. The mechanism of action of ursodiol and other bile acids is different than that of VBY-825, allowing for potential combination therapies in the treatment of PBC.

Development Status

We have tested VBY-825 in standard preclinical models of liver fibrosis and autoimmune disease. The results of such testing demonstrated that VBY-825 reduces liver fibrosis and attenuates autoimmunity in mice. These findings are consistent with our hypotheses regarding the effect of the inhibition of both cathepsin S and cathepsin B. We have also advanced VBY-825 through initial toxicology and cardiovascular safety studies. We believe the data from these studies supports advancing VBY-825 into IND-enabling safety studies in the second half of 2015.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. To date, we have obtained materials from multiple third-party manufacturers. We intend to identify and qualify multiple manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services prior to submission of a New Drug Application, or NDA, to the FDA.

All of our drug candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is scalable and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Commercialization

We have not yet established a sales, marketing or product distribution infrastructure because our lead product candidates are currently in clinical development. We will generally seek to retain commercial rights for niche market or orphan products in the United States. For example, we believe it will be possible for us to access the PBC market in the United States using a small, specialty-care sales force that targets hepatologists who are based primarily in academic tertiary care centers. Outside of the United States, we expect to enter into distribution and marketing arrangements with third parties once they are approved for sale in those territories.

For products with a broader physician base, such as for treatment of neuropathic pain, we intend to partner with larger pharmaceutical or biotechnology companies that have established a presence in those markets. If possible, we may endeavor to retain co-marketing rights in select markets or to defined physician groups or locales.

Competition

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical, biotechnology and medical device companies. In addition, academic institutions, governmental agencies as well as public and private research institutions are discovering new targets and approaches that potentially could treat the diseases we have identified for cathepsin therapy. All the drug product candidates we successfully develop and commercialize will compete with existing therapies and new therapies that may become available.

There are a large number of pharmaceutical, biotechnology and medical device companies developing or marketing treatments for neuropathic pain and autoimmune disorders. There are substantially fewer biotechnology and pharmaceutical companies pursuing treatment of liver fibrosis. Pharmaceutical and biotechnology companies focus on developing both small molecule drugs and biologic therapeutics. Most of the biologic therapeutics use antibody technology platforms or receptor-fusion proteins developed to inhibit specific disease targets. Medical device companies have developed devices for neuromodulation using brain or spinal implants. In autoimmune disease, there are devices to deliver insulin and other drugs locally. In addition, there are several companies that either have developed or are developing therapeutics targeting cathepsin enzymes. For example, Merck is now in late-stage clinical development of a cathepsin K inhibitor, odanacatib, for treatment of osteoporosis. Medivir AB is developing small molecule cathepsin S inhibitors for treatment of neuropathic pain. We are also aware of publications from Roche describing selective cathepsin S inhibitors. Amura Holdings Ltd., a small biotechnology company, is also developing cathepsin inhibitors.

Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources capabilities than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, medical device and diagnostic industries may result in even greater resource concentration. Smaller or early stage companies may also be significant competitors, particularly if they enter into collaborative partnerships with large established companies. All these companies also compete with us to: (i) recruit and retain top scientific and management personnel; (ii) engage clinical trial sites and recruit patients; and (iii) acquire manufacturing, formulation and delivery technologies. All of these elements are necessary for us to access to have timely, high quality and economic product development.

The key elements affecting the success of our therapeutic product candidates, if approved, include efficacy, safety, tolerability, dosing convenience, price, reimbursement, generic/biosimilar competition and the cost-benefit of using companion diagnostics to guide patient selection or efficacy parameters. Our commercial opportunities could be reduced or minimized if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products faster than we obtain approval for our products; this could result in competitors establishing a strong position before we are able to enter the market. In addition, our ability to compete may be affected by insurers or other third-party payors encouraging the use of generic or biosimilar products. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over generic/biosimilar products.

In addition to currently marketed therapies, there are also many products in late stage clinical development to treat neuropathic pain and autoimmune diseases. There are few late stage products for treatment of liver fibrosis. If our lead product candidates are approved for the indications for which we are currently undertaking clinical trials, they will compete with the therapies and currently marketed drugs discussed above.

Collaborations and Assignment Agreements

Collaborations

In January 2012, we entered into a collaboration with LEO for our cathepsin S dermatology program. This collaboration has provided us with approximately $20.3 million in non-equity funding during the three-year period ending December 31, 2013. The key terms of the collaboration are summarized below.

LEO Pharma A/S Agreement

In January 2012, we entered into a Development and License Agreement with LEO, or the LEO Agreement, granting LEO an exclusive, worldwide, sublicensable license to research, develop, manufacture, use, and commercialize products containing our VBY-891 compound, a small molecule cathepsin S inhibitor, for the diagnosis, treatment and prevention of specified dermatology indications, including psoriasis. Under the LEO Agreement, LEO has the right to request a back-up molecule to VBY-891 and we have the obligation to enter into good faith negotiations to identify and agree upon a replacement compound if we agree with LEO that the development of VBY-891 is unable to progress. Additionally, LEO is obligated to use commercially reasonable efforts to commercialize and market each licensed product in each country in which it receives regulatory approval for such licensed product. We retain all rights to develop and commercialize VBY-891 or any replacement compound outside the fields licensed to LEO.

Under the LEO Agreement, to date we have received a $7.0 million upfront, non-refundable license fee payment and $5.0 million in clinical and regulatory milestone payments. Under the LEO Agreement, we are responsible for performing research and research activities in the licensed field according to an agreed upon development plan through Phase 2a clinical development and LEO is responsible for reimbursing us for both external and internal development costs incurred in accordance with such development plan. We are also responsible, at LEO’s expense, for the manufacture and supply of VBY-891 to LEO for use in all development activities under the agreement through our contracted third-party manufacturer. In addition, during the royalty term LEO is required to make tiered royalty payments to us ranging from the mid-single digits to the low teens based on the aggregate annual net sales of all licensed products. The royalty term expires on a country-by-country and licensed product-by-licensed product basis on the later of (i) expiration of the last-to-expire valid claim in the licensed patents in such country claiming the composition of matter, manufacture or method of use of such licensed product for an indication for which regulatory approval has been obtained and (ii) the 15th anniversary of the first commercial sale of such licensed product in such country. The royalties payable to us are subject to reduction, on a country-by-country and licensed product-by-licensed product basis, if a generic product to such licensed product enters the market in such country. Additionally, we are entitled to receive a specified percentage of all upfront consideration and milestone payments received by LEO in connection with sublicensing rights under the LEO Agreement in Asia.

The LEO Agreement expires on a country-by-country and licensed product-by-licensed product basis upon expiration of the royalty term for such licensed product in such country. LEO may terminate the agreement with advance written notice if our VBY-891 compound (or any replacement thereto) poses certain safety risks and either party may terminate the agreement for the other party’s uncured material breach. If we undergo specified bankruptcy events and the LEO Agreement is rejected under applicable bankruptcy laws, then LEO may sell specified ex-U.S. patents of ours and any interest we may have therein and such proceeds will be applied to any damages LEO may suffer from the termination of LEO’s exclusive license rights worldwide, with any remaining amount being paid to us. LEO also has the unilateral right to terminate the agreement after a specified notice period. Upon any termination of the LEO Agreement, we receive an exclusive, potentially royalty-bearing (which rate, if any, shall depend on the effective date of such termination), worldwide, sublicensable license under LEO’s intellectual property rights in existence as of the date of termination solely to research, develop, manufacture, use and commercialize products containing the VBY-891 compound (or any replacement thereto).

Assignment Agreements

2006 Celera Agreement

In June of 2006, we entered into an assignment agreement with Applera Corporation through its entity Celera, or the 2006 Celera Agreement, pursuant to which Celera assigned to us all of its rights in patents, technology and materials directed to Celera’s HCV polymerase and protease inhibitors, including VBY-376. Under the 2006 Celera Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for at least one product in the specified major market countries and to use commercially reasonable efforts to commercialize such products in countries for which regulatory approval is obtained.

Under the 2006 Celera Agreement, we paid Celera a $250,000 upfront payment and executed a Stock Issuance Agreement pursuant to which Celera obtained common stock representing 5% of our fully-diluted capitalization at the time of signing. Additionally, we are obligated to pay clinical and regulatory milestone payments of up to $15 million in the aggregate. There are no post-market sales-related milestone payments under the 2006 Celera Agreement. During the royalty term, we are further obligated to pay Celera tiered royalties in the low single digits based on the aggregate annual net sales of all products that contain as one of its active ingredients a HCV polymerase and protease inhibitor that is covered or claimed by an assigned patent or by a patent filed by us claiming inventions arising in the first two years of this agreement, or a Virobay Patent. The royalty term expires on a country-by-country and product-by-product basis on the expiration of the last to expire valid claim of an issued and enforceable assigned patent or Virobay Patent. The royalties payable by us are subject to reduction, by different amounts, if the royalty term is ongoing solely due to a Virobay Patent that claims technology invented during the second year of the 2006 Celera Agreement or, depending on specified conditions, due to a Virobay Patent that claims technology invented by an employee of our licensee.

The 2006 Celera Agreement will remain in effect until the expiration of the last royalty term. Neither party has the right to terminate the 2006 Celera Agreement.

Patents covering VBY-376, as discussed below, have issued in the United States and in some foreign jurisdictions and expire in 2026. The patent expiration date of 2026 does not reflect any patent term extensions, or PTEs, that may be available. Furthermore, these possible extensions are not determinable at this time.

2007 Celera Agreement

In September of 2007, we entered into a second assignment agreement with Applera Corporation through its entity Celera, or the 2007 Celera Agreement, pursuant to which Celera assigned to us all of its rights in patents, technology and materials directed to Celera’s cathepsin inhibitors, including VBY-891, VBY-036 and VBY-825. Under this 2007 Celera Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for at least one product in the specified major market countries and to use commercially reasonable efforts to commercialize such products in countries for which regulatory approval is obtained.

Under the 2007 Celera Agreement, we paid Celera a $3.0 million upfront payment. Additionally, we are obligated to pay clinical and regulatory milestone payments of up to $69.0 million in the aggregate. There are no post-market or sales-related milestone payments under the 2007 Celera Agreement. During the royalty term, we are further obligated to pay Celera tiered royalties in the mid-single digits based on the aggregate annual net sales of all products that contain as one of its active ingredients a cathepsin inhibitor that is covered or claimed by an assigned patent or by a patent filed by us claiming inventions arising in the first year of this agreement that is derived from the assigned technology, or a Derived Patent. The royalty term expires on a country-by-country and product-by-product basis on the expiration of the last to expire valid claim of an issued and enforceable assigned patent or Derived Patent. The royalties payable by us are subject to reduction, by different amounts, if the royalty term is ongoing solely due to a Derived Patent or, depending on specified conditions, due to a Derived Patent that claims technology invented by an employee of our licensee.

The 2007 Celera Agreement will remain in effect until the expiration of the last royalty term. Neither party has the right to terminate the 2007 Celera Agreement.

Currently, through the 2007 Celera Agreement, we have issued United States and foreign patents, as discussed below, that cover VBY-036 and VBY-891. These patents expire in 2027. Additional patents may issue in other countries, including Europe and Japan. The patent expiration date of 2027 does not reflect any PTEs that may be available. Furthermore, these possible extensions are not determinable at this time.

Intellectual Property

We strive to protect those proprietary technologies we believe are important to our business. We seek and maintain patent protection for our product candidates including: composition of matter, method(s) of use and process patents covering manufacture and/or formulation. We have patents covering our technology platforms that were used to generate our compound libraries from which our product candidates are selected. We also rely on trade secrets and carefully monitor our proprietary information to protect those aspects of our business that we consider are not amenable to, or appropriate for patent protection.

We plan to continue to expand our intellectual property portfolio by filing patent applications on novel dosage forms, methods of treatment and new composition of matter for compounds either created from our technology platform or identified in our extensive compound library. We file and prosecute patent applications in the United States, Europe and Japan. When appropriate, we prosecute and seek protection in additional countries.

Our success will depend significantly upon our ability to: (i) obtain and maintain patents and other proprietary protections for commercially important technology, inventions and know-how related to our business; (ii) defend and enforce our patents; (iii) maintain our licenses to use intellectual property owned by third parties; (iv) preserve the confidentiality of our trade secrets, and (v) operate without infringing the valid and enforceable patents and other proprietary rights of third parties, i.e. ensuring we have freedom-to-operate. In addition to maintaining our existing proprietary assets, when possible, we seek to strengthen our position. Our ability to augment our proprietary position relies on our: (i) know-how; (ii) ability to access technological innovations and (iii) in-license of technology when appropriate. We currently use multiple patent monitoring systems, which are standard in our industry, to monitor: (i) new patent filings in the United States Patent and Trademark Office, or USPTO and (ii) filings by third parties that may infringe on our patents. To date, we have not identified any potential infringement of our patents by third parties.

The patent positions of pharmaceutical/biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. After issuance, if challenged, the courts can redefine the scope of the patent. Consequently, we do not know with certainty whether issued patents in each country will cover our product candidates, or if issued, whether the patent will remain en force after challenge. We cannot predict with certainty whether the patent applications we are currently pursuing will issue as patents in a particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from potential competitors. Any of our patents could potentially be challenged, narrowed, circumvented or invalidated by third parties.

Since patent applications in the United States and certain other jurisdictions are maintained in secrecy for a minimum of 18 months, and because publications of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain of the priority of our inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention, which for most of our patent applications are based on the first party to invent (in general, patent applications filed after 2013 are given priority based on first to file). The date of an invention is not publicly disclosed. We are participating in post-grant challenge proceedings, such as patent oppositions, that seek to invalidate the patentability of third-party patents before they issue. We may have to participate in such proceedings in the future. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

The term of individual patents depends upon the legal term of the patents in the countries where they are issued. In most countries where we file the patent term is 20 years from the date of filing the first non-provisional patent or international application under the Patent Cooperation Treaty of 1970, or PCT.

Patent Protection of our Product Candidates

Our patent portfolios for VBY-891 and VBY-825 include five issued patents in the United States. A PCT patent application was also filed for, and over 40 individual countries that are members of the PCT have issued patents covering, VBY-891 and VBY-825, while applications are still pending in seven countries. U.S. Patent No. 7,488,848 issued with compound claims covering VBY-891 and VBY-825, while U.S. Patent No. 7,696,250 issued with claims directed to methods of treatment for both compounds. Additional coverage for pharmaceutical compositions of VBY-891 is provided by U.S. Patent No. 8,450,373. Key synthetic intermediates in the preparation of VBY-891 and VBY-825 are the focus of claims in U.S. Patent No. 8,013,183. Our patent estate also contains a number of issued and pending foreign counterparts of these patents. These patents will expire in 2027 but may be prolonged if PTEs apply. A later-filed application has now granted (U.S. Patent No. 8,680,152) with claims directed to methods of use, including methods of administration for VBY-891 and VBY-825 for the treatment of certain metastatic cancers in bone and bone cancer pain. This patent will expire no earlier than May 2032 but the applicable patent term may be prolonged if PTEs apply.

VBY-036 is covered in a patent portfolio solely owned by us that includes four issued U.S. patents, as well as seven issued foreign patents, and additional pending applications in seven foreign countries, plus the European and Eurasian regions and Hong Kong. This portfolio includes U.S Patent 7,781,487, which claims the composition of matter of VBY-036 as one of a series of compounds. U.S. Patent No. 7,893,112 issued with claims directed to the use of VBY-036 and related compounds for the treatment of various cathepsin S mediated diseases. U.S. Patent No. 8,367,732 issued with claims directed to pharmaceutical compositions of VBY-036 and related compounds. U.S. Patent No. 8,748,649 has now issued and specifically claims the composition of matter of VBY-036. These issued U.S. patents and any U.S. patent that issues from the pending patent application will expire no earlier than October, 2027 but the applicable patent term may be prolonged if PTEs apply.

VBY-376 is covered by a portfolio of issued U.S. and foreign patents solely owned by us that claim the VBY-376 compound, pharmaceutical compositions and methods of treatment. In particular, U.S. Patent No. 7,608,592 issued with compound, composition and method treatment claims directed to the use of VBY-376 and related compounds, and is expected to expire no earlier than June 2026, but the applicable patent term may be prolonged if PTEs apply. A PCT patent application covering VBY-376 was filed and has issued in six non-U.S. jurisdictions and is pending in five countries, plus the European region and Hong Kong.

Patent Term

In the United States, the patent term for an FDA-approved drug may be eligible for a PTE. The Hatch-Waxman Act of 1984 permits restoration of a portion of the patent term of a U.S. patent as compensation for the patent term lost during product development and the FDA regulatory review process if approval of the application for the product is the first permitted commercial marketing of a drug or biological product containing the active ingredient. The length of the PTE is based on the length of time it takes for the drug to complete the pre-market regulatory approval requirements. A credit of 50% of the time spent in development is credited up to a maximum five year extension and the PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product. Only one patent per approved drug may be extended and a patent can only be extended once; thus, even if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions may be available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, and in Europe, through the European Medicines Agency, there is a period of ten years of regulatory data exclusivity from the time of approval if the centralized procedure is used, however this term may run concurrent with period of exclusivity provided by the patent. When possible, depending upon the length of clinical trials and other factors involved in the filing of NDAs for our products, we expect to apply for PTEs for patents covering our product candidates and their methods of use both in the United States and any foreign jurisdiction where available. There is no guarantee, however, that the applicable authorities will agree to grant extensions, and if granted, what the length of those extensions will be.

Other Proprietary Rights and Processes

We also rely on trade secret protection for some of our confidential and proprietary information. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and disclose our technology. If these events happen, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business, scientific, development or financial affairs that are either developed or made known to the individual during the course of the individual’s relationship with we are to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or based on the employee’s use of our confidential information are our exclusive property or that we have an exclusive royalty free license to use such technology.

Government Regulations and Product Approvals

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

FDA Approval Process

All of our current product candidates are subject to regulation in the United States by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDC Act, and its implementing regulations. The FDA subjects drugs to extensive pre and post market regulation. Failure to comply with the FDC Act and other federal and state statutes and regulations may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal penalties.

FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. The process required by the FDA before a new drug may be marketed in the United States is long, expensive, and inherently uncertain. Drug development in the United States typically involves completion of preclinical laboratory and animal tests, submission to the FDA of an Investigational New Drug application, or IND, which must become effective before clinical testing may commence, approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated, performance of adequate and well controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought, submission to the FDA of an NDA, satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced, and FDA review and approval of the NDA. Developing the data to satisfy FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product, disease or indication.

Preclinical tests include laboratory evaluation of the product’s chemistry, formulation, and toxicity, as well as animal studies to characterize and assess the potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practice, or GLP, regulations. These preclinical results are submitted to the FDA as part of an IND along with other information, including information about the product’s chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical studies including reproductive toxicity and carcinogenicity may be initiated or continue after the IND is submitted.

An IND must become effective before United States clinical trials may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the IND automatically becomes effective and the clinical trial proposed in the IND may begin. If the FDA does raise any concerns or questions and places the clinical trial on a clinical hold, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, a submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, including good clinical practice, or GCP, requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials; and (ii) with protocols that detail, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to and approved by an IRB at each study site before the study commences at that site and the IRB must monitor the clinical trial until it is completed. An IRB may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the drug candidate has been associated with unexpected serious harm to patients, or the IRB may impose other conditions. The study sponsor or the FDA may also suspend or discontinue a clinical trial at any time on various grounds, including a determination that the subjects are being exposed to an unacceptable health risk.

Clinical trials to support an NDA for marketing approval are typically conducted in three sequential phases, although there is leeway to overlap or combine these phases.

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Phase 1.    The drug candidate is initially introduced into healthy human subjects or patients with the target disease or condition, and is tested to assess safety, dosage tolerance, pharmacokinetics and pharmacological activity, and, when possible, to ascertain evidence of efficacy. The drug candidate may also be tested in patients with severe or life-threatening diseases to gain an early indication of its effectiveness.

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Phase 2.    The trials are conducted using a limited patient population for the purposes of preliminarily determining the effectiveness of the drug in that particular indication, ascertaining dosage tolerance, discerning the optimal dosage, and identifying possible adverse effects and safety risks.

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Phase 3.    If a compound demonstrates evidence of efficacy and has an acceptable safety profile in the Phase 2 clinical trials, then Phase 3 clinical trials are undertaken to obtain additional information from an expanded and diverse patient population, at multiple, geographically dispersed clinical trial sites, in randomized controlled studies often with a double-blind design to maximize the reproducibility of the study results. Typically, a minimum of two positive Phase 3 clinical trials are submitted to support the product’s marketing application. These Phase 3 clinical trials are intended to provide sufficient data demonstrating evidence of the efficacy and safety of the drug such that the FDA can evaluate the overall benefit-risk of the drug and provide adequate information for the labeling and package insert for the drug. Trials conducted outside of the United States under similar, GCP-compliant conditions in accordance with local applicable laws may also be acceptable to FDA in support of product approval.

Sponsors of clinical trials for investigational drugs must publicly disclose certain clinical trial information, including detailed trial design. These requirements are subject to specific timelines and apply to most Phase 3 clinical trials of FDA-regulated products.

In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. Phase 1, Phase 2, Phase 3 and Phase 4 clinical trials may not be completed successfully within any specified period, or at all.

Concurrent with clinical trials, companies usually finalize a process for manufacturing the drug in commercial quantities in accordance with current good manufacturing practice, or cGMP, requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA requesting approval to market the drug for one or more specified indications. FDA review and approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing, including negative or ambiguous results as well as positive findings, together with other detailed information including compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The NDA must also contain extensive manufacturing information. The FDA reviews an NDA to determine, among other things, whether a drug is safe and effective for its intended use. The cost of preparing and submitting a NDA is substantial. Under federal law, the submission of most NDAs is subject to both a substantial application user fee and annual product and establishment user fees. The sum of these fees may total several million dollars and they are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. Once the submission is accepted for filing, the FDA begins an in-depth review.

Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has agreed to certain performance goals in the review of NDAs. Standard NDAs are generally reviewed within ten months of filing, or twelve months from submission. Although FDA often meets its user fee performance goals, the FDA can extend these timelines if necessary, and FDA review may not occur on a timely basis. The FDA usually refers applications for novel drugs, or drugs that present difficult questions of safety or efficacy, to an advisory committee—a panel of independent experts, typically including clinicians and other scientific experts—for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of the advisory committee, but it generally follows its recommendations. Before approving an NDA, the FDA will typically inspect one, or more, clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve an application unless it verifies that compliance with cGMP requirements is satisfactory and that the manufacturing processes and facilities are adequate to assure consistent production of the product within required specifications. The FDA will not approve a drug unless the application contains data showing substantial evidence that it is safe and effective in the indication studied.

After the FDA evaluates the NDA and conducts its inspections, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies contained in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application, including potentially significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive, and the FDA may interpret data differently than we do. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the application, the FDA will typically issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of additional information requested. FDA approval is never guaranteed. The FDA may refuse to approve an NDA if applicable regulatory criteria are not satisfied.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. The approval for a drug may be significantly more limited than requested in the application, including limitations on the specific diseases and dosages or the indications for use, which could restrict the commercial value of the product. The FDA may also require that certain contraindications, warnings, or precautions be included in the product’s package insert, or labeling.

In addition, as a condition of approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guidelines, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing-including dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS or use of a companion diagnostic with a drug can materially affect the potential market and profitability of the drug. Moreover, product approval may require, as a condition of approval, substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. The FDA may also condition approval on, among other things, changes to proposed labeling or development of adequate controls and specifications.

Once granted, product approvals may be withdrawn if compliance with regulatory standards are not maintained or problems are identified following initial marketing. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Advertising and Promotion

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing post-approval regulatory requirements. For instance, FDA closely regulates the post-approval marketing, labeling, advertising and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Failure to comply with these requirements can result in adverse publicity as well as significant penalties, including the issuance of warning letters directing a company to correct any deviations from the FDA’s standards. The FDA may also impose a requirement that future advertising and promotional materials be pre-cleared by the FDA, and the company may face federal and/or state civil and criminal investigations and prosecutions.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. Obtaining new indication is an important part of managing the life cycle of the drug.

Adverse Event Reporting and cGMP Compliance

Recordkeeping, adverse event reporting and the submission of periodic reports are required following the FDA’s approval of an NDA. The FDA also may require post-marketing testing or Phase 4 clinical trials, REMS, or surveillance to monitor the effects of an approved drug. In addition, the FDA may place conditions on an approval that could restrict the distribution or use of the product. Furthermore, manufacture, packaging, labeling, storage and distribution procedures must continue to conform to cGMPs after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies to assess compliance with ongoing regulatory requirements, including cGMPs. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMPs. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the NDA for that drug. Regulatory authorities may also withdraw product approvals, request product recalls, or impose marketing restrictions through labeling changes or product removals upon discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes.

Companion Diagnostics

In vitro diagnostics, or IVDs, are a type of medical device that are intended to detect diseases, conditions, infections, biomarkers, or the presence of specific genetic alleles. If the safe and effective use of a drug requires an IVD, the FDA generally will demand clearance or approval of the companion diagnostic at the same time they approve the therapeutic. The FDA has required in vitro companion diagnostics to obtain premarket clearance or approval simultaneously with drug approval if the diagnostic is intended to identify those patients most likely to respond to drug treatment. Accordingly, a required companion diagnostic has the potential to delay approval of the drug.

In the United States, the FDC Act and its implementing regulations, and other federal and state statutes and regulations govern, among other things, the design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance of medical devices, including IVDs. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and approval of a premarket approval application, or PMA. The FDA classifies all medical devices into one of three classes. Devices deemed to pose lower risk are categorized as either Class I or II, which requires the manufacturer to submit to the FDA a 510(k) pre-market notification requesting clearance of the device for commercial distribution in the United States, unless an exemption applies. Devices deemed by the FDA to pose the greatest risk, such as life sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device are categorized as Class III, requiring a PMA.

To obtain 510(k) clearance for a medical device, a pre-market notification must be submitted to the FDA demonstrating that the proposed device is substantially equivalent to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which FDA has not yet called for the submission of a PMA, or the device must be one that has been reclassified from Class III to either Class II or I. The 510(k) clearance process usually takes from three to twelve months from the date the application is submitted and filed with the FDA, but may take significantly longer and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or a PMA is obtained.

PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Orphan Drug

Under the Orphan Drug Act, the FDA may grant an orphan drug designation to products intended to treat a rare disease or condition—generally one that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting the NDA. After the FDA grants orphan drug designation, the FDA publicly discloses the drug’s identity and its intended orphan use. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NCE to be approved to treat a disease with FDA’s orphan drug designation is entitled to a seven-year period of marketing exclusivity in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same orphan indication, regardless of patent status, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different chemical/biological entity for the same disease or condition. An orphan designation also does not preclude the same drug from being developed for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research expenses and a waiver of the NDA application user fee.

We anticipate seeking orphan drug designation for VBY-825 for treatment of PBC, a disease that affects approximately 100,000 individuals in the United States.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by federal, state, and local authorities in addition to the FDA. These other agencies include, without limitation, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, as well as state and local governments. Such agencies enforce a variety of laws, including without limitation, anti-kickback and false claims laws, data privacy and security laws, and physician payment transparency laws.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses. In addition, the civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, ACA broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs.

We may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final Omnibus Rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. ACA imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Covered manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013—December 31, 2013) by March 31, 2014, and will be required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

International Regulation

In addition to regulations in the United States, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of drugs. Whether or not we obtain FDA approval for a drug, we or our collaborators must obtain approval of the drug by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing of the drug in those countries. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval. Further, to the extent that any of our products are sold in a foreign country, we may be subject to additional foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of any products for which we receive regulatory approval for commercial sale will therefore depend in part on the availability of reimbursement from third-party payors, including government health administrative authorities, managed care providers, private health insurers, and other organizations.

The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. A decision by a third-party payor not to cover our product candidates could reduce physician utilization of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Moreover, a third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, coverage and reimbursement for drug products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will be a time-consuming process.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. By way of example, in the United States, ACA contains provisions that may reduce the profitability of drug products. The ACA, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans, imposed mandatory discounts for certain Medicare Part D beneficiaries and subjected manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

Other legislative changes have been proposed and adopted since ACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not recommend and Congress did not enact legislation to reduce the deficit by at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Employees

As of June 30, 2014, we had a total of eight full-time employees in the United States of which five were primarily engaged in research and development activities and all of whom have advanced degrees, and three of whom were engaged in general management and administration. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppage and consider our relations with our employees to be good.

Facilities

As of June 30, 2014, we conducted all of our non-outsourced operations at our 8,445 square foot leased office space located at 1360 Willow Road, Suite 100, Menlo Park, CA 94025. The term of the lease is for 42 months, expiring on December 31, 2016. We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth information regarding our executive officers, directors, key employees and consultants as of June 30, 2014:

Name	Age	Position
Executive Officers
Robert F. Booth, Ph.D.	60	President, Chief Executive Officer and Chairman
James H. Welch	56	Chief Financial Officer
David B. Karpf, M.D.	59	Chief Medical Officer
Anantha R. Sudhakar, Ph.D.	56	Vice President, Chemistry, Manufacturing and Controls
Key Employees and Consultants
Jeff M. Dener, Ph.D.	53	Senior Director, Chemical Development
Kyle C. Elrod	47	Senior Vice President, Project Management and Operations
Leslie J. Holsinger, Ph.D.	49	Vice President, Biology
Elizabeth G. Shigezumi	55	Clinical Trial Manager, Clinical Operations
Elizabeth R. Aden	65	Consultant

Non-Employee Directors
Jeffrey W. Bird, M.D., Ph.D.	53	Director
Thomas J. Dietz, Ph.D.	50	Director
Daniel S. Janney	48	Director
Heather Preston, M.D.	48	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers and Key Employees

Robert F. Booth, Ph.D. has served as our Chief Executive Officer, President, Secretary and a member of our board of directors since May 2010 and he was previously our Executive Chairman and a member of our board of directors from July 2006 to May 2010. From July 2006 to May 2010, Dr. Booth served as an Operating Partner and Senior Advisor at TPG Biotechnology Partners, LP, a venture capital company. From December 2006 to July 2007, Dr. Booth served as the acting Chief Scientific Officer of Galleon Pharmaceuticals, Inc., a company which is developing new therapeutics for diseases of the respiratory system. From 2002 to 2006, Dr. Booth was the Chief Scientific Officer at Celera Genomics Corporation, or Celera, a drug discovery and development company. Dr. Booth served as Senior Vice President at Roche Bioscience, a part of F. Hoffmann-La Roche Ltd, or Roche, from 1996 to 2002, where he was responsible for research and early development activities in the therapeutic areas of inflammation, autoimmunity, respiratory diseases, transplantation, bone diseases and viral diseases. Dr. Booth was a member of the Global Research Management Team and a member of the Business Development Committee, which oversaw licensing opportunities for Roche. From 1989 to 2002, Dr. Booth served as Director of Biology for Roche Products Ltd, a part of Roche’s research operation, which was located in the United Kingdom. Dr. Booth currently serves on the boards of directors of Pharmacyclics, Inc., Galleon Pharmaceuticals, Inc. and Glialogix, Inc., and is Chairman of the Scientific Advisory Board at Galleon Pharmaceuticals, Inc. Dr. Booth also serves as a member of the Scientific Advisory Boards of ShangPharma Corporation, Elcelyx Therapeutics, Inc. and NaZura Biohealth, Inc. Dr. Booth received a B.Sc. and a Ph.D. from the University of London in biochemistry. Because of his more than 25 years of experience in biopharmaceutical companies in Europe and the United States, as well as his extensive and valuable corporate governance and board oversight, we believe he is able to make valuable contributions to our board of directors.

James H. Welch has served as our Chief Financial Officer since June 2014. From October 2010 to March 2014, Mr. Welch served as Chief Financial Officer of Acelrx Pharmaceuticals, Inc. From June 2006 until September 2010, Mr. Welch served as Chief Financial Officer and Corporate Secretary for Cerimon Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Welch served as Vice President, Chief Financial Officer and Corporate Secretary for Rigel Pharmaceuticals, Inc., a drug development company from October 2000 until May 2006, and as its Vice President, Finance and Administration from May 1999 until October 2000. From June 1998 until May 1999, Mr. Welch served as an independent consultant at various companies. Mr. Welch served as Chief Financial Officer of Biocircuits Corporation, a company focused on developing immunodiagnostic testing systems, from February 1997 until June 1998, and from June 1992 until February 1997, he served as its Corporate Controller. Mr. Welch received a B.A. in Business Administration from Whitworth College and an M.B.A. from Washington State University.

David B. Karpf, M.D. has served as our Chief Medical Officer since October 2011. From December 2010 to October 2011, Dr. Karpf served as a life sciences consultant. From January 2004 to December 2010, Dr. Karpf served as Chief Medical Officer and Vice President of Clinical Affairs at Metabolex, Inc., now CymaBay Therapeutics, Inc., where he oversaw the development of clinical programs in various diseases, including type 2 diabetes, gout and dyslipdemia. From May 2001 to January 2004, Dr. Karpf served as Executive Director of Clinical Research and Regulatory Affairs at Geron Corporation, or Geron, a clinical stage biopharmaceutical company, where he oversaw early clinical programs in cancer and regenerative medicine. From May 2000 to May 2001, Dr. Karpf served as Vice President, Clinical and Regulatory Affairs at Calydon, Inc., a company that developed oncolytic virus cancer treatments, which was acquired by Cell Genesis, Inc. in September 2001. From October 1996 to May 2000, Dr. Karpf served as Executive Director of Clinical Research at La Roche, where he was responsible for clinical development activities in endocrinology and metabolic bone disease. From August 1991 to December 1996, Dr. Karpf served as Director of Clinical Research at Merck Research Laboratories, where he played a pivotal role in the successful New Drug Application and launch of Fosamax™. Dr. Karpf has also held several academic positions and is currently an adjunct clinical professor of endocrinology at Stanford University School of Medicine. Dr. Karpf received a B.A. in Psychology and Biology from University of California, Berkeley and an M.D. from University of California, San Diego. He completed a residency in Internal Medicine and a fellowship in Endocrinology, Diabetes and Metabolism at University of California, Los Angeles School of Medicine and Cedars-Sinai Medical Center, and a post-doctoral fellowship in the Endocrine Unit at University of California, San Francisco School of Medicine.

Anantha R. Sudhakar, Ph.D. has served as our Vice President of Chemistry and Manufacturing and Controls, or CMC, since June 2012. From December 2009 to June 2012, Dr. Sudhakar served as Senior Director of CMC at Achaogen, Inc., where he was responsible for the process research, formulation development and manufacturing of both active pharmaceutical ingredients, or API, and drug products, or DP. From May 2006 to December 2009, Dr. Sudhakar served as Senior Director of CMC at Sunesis Pharmaceuticals, Inc., an emerging pharmaceutical company, where he was responsible for all CMC activities related to API and DP development. From July 2004 to May 2006, Dr. Sudhakar was Senior Director, Process Chemistry at Celera Genomics responsible for API process research and manufacturing. From October 1989 to July 2004, Dr. Sudhakar served in several capacities at Schering Plough Corporation, including Senior Scientist and Associate Director, where he developed commercial processes for multiple drugs. Dr. Sudhakar received a M.Sc. in Chemistry from Indian Institute of Technology, Chennai, India, an M.B.A. in finance and management from New York University Stern School of Business and a Ph.D. in organic chemistry from Columbia University. He also completed post-doctoral studies at University of Wisconsin-Madison and Stanford University.

Jeffrey M. Dener, Ph.D., has served as our Senior Director of Chemical Development since November 2006. From July 2006 to November 2006, Dr. Dener served as served as a life sciences consultant. From March 2002 to July 2006, Dr. Dener served as a Scientific Fellow at Celera. From February 2001 to March 2002, Dr. Dener served as Director of Research and Development in the ChemRx Division at Discovery Partners International, LLC. From March 1996 to March 2001, Dr. Dener served as a Staff Scientist at Axys Advanced Technologies Inc. From March 1994 to March 1996, Dr. Dener served as a Scientist in Medicinal Chemistry at Arris Pharmaceutical Corp. From July 1993 to March 1994, Dr. Dener served as Senior Scientist at Shaman Pharmaceuticals, Inc. From December 1990 to June 1993, Dr. Dener served as Research Scientist at Rhône-Poulenc Rorer, Inc., now Sanofi S.A. Dr. Dener received a B.S. in chemistry from Bucknell University and a Ph.D. in organic chemistry from Ohio State University. He also completed post-doctoral studies at University of California, Berkeley.

Kyle C. Elrod has served as our Senior Vice President of Project Management and Operations since June 2014. From March 2012 to June 2014, Mr. Elrod served as our Vice President of Project Management and Operations. From January 2010 to March 2012, Mr. Elrod served as a Research & Development Leader and Product Manager at Life Technologies Corporation, where he oversaw the SOLiD next generation genomic sequencing platform. From June 2006 to January 2010, Mr. Elrod served as our Vice President of Project Management and was responsible for overseeing our initial new drug filings. From January 1994 to May 2006, Mr. Elrod served in several positions in the field of project management, including the Director of Research and Development Projects at Celera, where he was the project manager for all of Celera’s preclinical and clinical programs. Mr. Elrod received a B.A. in immunology and microbiology from University of California, Berkeley.

Leslie J. Holsinger, Ph.D. has served as our Vice President of Biology since October 2010. From July 2006 to September 2010, Dr. Holsinger served as our Director of Biology. From November 2003 to June 2006, Dr. Holsinger served as Associate Director of Cell Biology at Celera, where she was responsible for translational and discovery biology. From December 1997 to August 2003, Dr. Holsinger served as Group Leader in discovery research at Sugen, Inc., a Pfizer company, where she assisted in drug discovery programs focused on kinase and phosphatase inhibitor drug development in multiple therapeutic areas. Dr. Holsinger received a B.A. in biochemistry from Occidental College and a Ph.D. in molecular and cellular biology from Northwestern University. She also completed post-doctoral studies at Stanford University School of Medicine.

Elizabeth G. Shigezumi has served as our Clinical Trial Manager and head of Clinical Operations since May 2013. From October 2007 to April 2013, Ms. Shigezumi served as a Clinical Program Manager, where she was responsible for multiple studies from phases I to III. From March 2011 to September 2011, Ms. Shigezumi served as Clinical Research Manager at Theravance, Inc., where she oversaw two phase II national gastroenterology trials. From May 2010 to February 2011, Ms. Shigezumi served as Clinical Trial Manager at S*Bio Pte. LTD, where she managed a team of clinical research associates in several phase I and II oncology trials. From August 2009 to February 2010, Ms. Shigezumi served as Clinical Trial Manager at OxiGENE, Inc., where she was responsible for five phase I, II and III oncology and ophthalmology trials. From October 1995 to April 2007, Ms. Shigezumi served as Senior Professional Healthcare Representative at Pfizer, Inc., where she served as lead project liaison for a number of phase III and IV studies on various diseases. Ms. Shigezumi received a B.A. in human physiology and an M.P.A. from San Francisco State University.

Elizabeth R. Aden, Ph.D. has served as the leading member of our Business Development and Strategic Marketing operations since October 2012. From November 2010 to August 2012, she co-founded and served as Chief Business Officer for Circuit Therapeutics, Inc., where she was responsible for the licensure of intellectual property. From September 2006 to November 2010, Dr. Aden served as a consultant to start-up companies including Antipodean Pharmaceuticals, Inc., Sentient Pharmaceuticals, Inc., and Amnestix, Inc. From October 2006 to August 2009, Dr. Aden served as Chief Operating

Officer at Alfa Wasserman, Inc., a diagnostics and separations company where she was responsible for managing the U.S. and Netherlands Alfa Wasserman, Inc. subsidiaries including sales, marketing, manufacturing, regulatory affairs and new product development. From May 2002 to October 2003, Dr. Aden founded Renaissance Medicine, Inc., which was acquired by Alfa Wassermann, Inc. in October 2003. From September 2001 to May 2002, Dr. Aden served as Senior Vice President and General Manager of Regenerative Medicine at Geron, where she was responsible for negotiating license agreements. From March 1992 to August 2001, Dr. Aden served in several capacities at Syntex Laboratories, Inc., which was acquired by Roche Holding Ltd. in November 1994, including Vice President of Global Pharmaceutical Research Strategy and Senior Vice President of Global Pharmaceutical Strategy. Dr. Aden received a B.A. in Anthropology from University of California, Berkeley and a Ph.D. in Anthropology from University of Pennsylvania. She also completed post-doctoral studies at Stanford University.

Non-Employee Directors

Jeffrey W. Bird, M.D., Ph.D. has served on our board of directors since August 2006. Dr. Bird has been a Managing Director of Sutter Hill Ventures, a venture capital firm based in Palo Alto, California, since 2002. Dr. Bird currently serves on the boards of directors of Portola Pharmaceuticals, Inc., Threshold Pharmaceuticals, Inc., and a number of private biotechnology companies. For more than ten years Dr. Bird was an executive at Gilead Sciences, Inc., serving most recently as SVP of Business Operations with responsibility for Commercial Groups and Corporate Development. Dr. Bird received a B.S. in Biological Sciences from Stanford University, a Ph.D. in Cancer Biology and an M.D. from Stanford Medical School. Because of Dr. Bird’s medical knowledge and his experience serving as an executive and director of biopharmaceutical companies, we believe he is able to make valuable contributions to our board of directors.

Thomas J. Dietz, Ph.D. has served on our board of directors since February 2014. Dr. Dietz has served as Chairman and Chief Executive Officer of Waypoint Holdings, LLC, a financial services firm, since December 2010. From January 2009 to November 2010, Dr. Dietz served as head of the investment banking division at Wedbush Securities Inc., or Wedbush, a financial services firm. From 2004 to January 2009, Dr. Dietz served as Co-Chief Executive Officer and then Chief Executive Officer and a director of Pacific Growth Equities, LLC, an investment bank and institutional brokerage firm, which in January 2009 was acquired by Wedbush. Dr. Dietz currently serves on the board of directors of Transcept Pharmaceuticals, Inc. Dr. Dietz received a Ph.D. in molecular biology and biochemistry from Washington University in St. Louis. Because of his medical and research backgrounds and extensive experience serving as a director of biopharmaceutical companies, we believe he is able to make valuable contributions to our board of directors.

Daniel S. Janney has served on our board of directors since June 2006. Mr. Janney has been a managing director at Alta Partners Management Corporation, a life sciences venture capital firm, or Alta, since 1996. From 1993 to 1996, Mr. Janney served as Vice President in the biotechnology investment banking group at Montgomery Securities, which was acquired by NationsBank Corp. in June 1997. Mr. Janney currently serves on the boards of directors of Alba Therapeutics Corporation, DiscoveRx Corporation, Lithera, Inc., Prolacta Bioscience, Inc. and Esperion Therapeutics, Inc. Mr. Janney served on the boards of directors of Chemgenex Pharmaceuticals Limited and Anesiva, Inc. from 2007 to 2011 and 2008 to 2010, respectively. Mr. Janney received a B.A. in history from Georgetown University and an M.B.A. from the Anderson School at University of California, Los Angeles. Due to his experience working with and serving on the boards of directors of life sciences companies and his experience working with companies in our field, we believe he is able to make valuable contributions to our board of directors.

Heather Preston, M.D. has served on our board of directors since August 2006. Since 2005, Dr. Preston has served as a Partner and Managing Director at TPG BioTechnology Partners, LP, a biotechnology venture capital firm. From 2002 to 2005, Dr. Preston served as a medical device and biotechnology venture capital investor at J.P. Morgan Partners, LLC, a private equity firm, and New Enterprise Associates, a venture capital firm. From 1997 to 2002, Dr. Preston served as a leader of the pharmaceutical and medical products consulting practice at McKinsey & Co., Inc. in New York. Dr. Preston currently serves on the boards of directors of Alder BioPharmaceuticals, Inc. and numerous private companies. Dr. Preston received a B.S. in biochemistry from the University of London and an M.D. from Oxford University. Because of her substantial experience advising pharmaceutical companies, we believe she is able to make valuable contributions to our board of directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of five members. The members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Election of Directors

Our board of directors will consist of five members upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be , and their terms will expire at our annual meeting of stockholders to be held in 2015;

•	The Class II directors will be , and their terms will expire at our annual meeting of stockholders to be held in 2016; and

•	The Class III directors will be , and their terms will expire at our annual meeting of stockholders to be held in 2017.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Independence of the Board of Directors and Board Committees

Prior to this offering, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Mr. Bird, Dr. Dietz, Mr. Janney and Dr. Preston, representing four of our five directors, are “independent directors” as defined under NASDAQ listing rules and the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors. Following the closing of this offering, the charters for each of these committees will be available on our website at http://www.virobayinc.com.

Audit Committee

Our audit committee consists of                 , each of whom satisfies the independence requirements under Nasdaq Global Market listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our audit committee is                 , whom our board of directors has determined to be an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. Our board of directors has determined that, subject to the phase-in periods available to companies listing on NASDAQ in connection with an initial public offering, the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Sarbanes-Oxley Act, applicable requirements of the NASDAQ listing rules and SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and comply with future requirements to the extent that they become applicable to our audit committee. Effective immediately after this offering, the principal duties and responsibilities of our audit committee will include:

•

reviewing disclosures by prospective registered public accounting firm of relationships between such firm or its members and Virobay or our personnel in financial oversight roles to determine independence of prospective registered public accounting firm;

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance and assessing qualifications of our independent registered public accounting firm and deciding whether to retain their services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing disclosures by our independent registered public accounting firm of relationships between such firm or its members and Virobay or our personnel in financial oversight roles to affirm independence of our independent registered public accounting firm;

•

considering and adopting clear policies regarding pre-approval by our audit committee of our employment of individuals employed or formerly employed by our independent registered accounting firm and engaged on our account;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing and discussing with management and our independent registered accounting firm, our guidelines and policies with respect to risk assessment and risk management, any management or internal control letters, and any conflicts or disagreements regarding financial reporting, accounting practices of policies or other matters significant to our financial statements or the report of our independent registered accounting firm;

•	reviewing and establishing appropriate additional insurance coverage for our directors and executive officers;

•

considering and reviewing with our management, our independent registered accounting firm, and outside counsel or advisors, correspondence with regulatory or governmental agencies and any published reports that may raise material issues regarding our financial statements or accounting policies;

•	conducting an annual assessment of the performance of the audit committee and its members, and the adequacy of its charter;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters; and

•	reporting to our board of directors material issues in connection with our auditor committee’s responsibilities.

Compensation Committee

Our compensation committee consists of                 , each of whom our board of directors has determined to be independent under Nasdaq Global Market listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code. The chairperson of our compensation committee is                 . Our board of directors has determined that, subject to the phase-in periods available to companies listing on NASDAQ in connection with an initial public offering, the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the NASDAQ listing rules and SEC rules and regulations. We intend to continue to evaluate and comply with future requirements applicable to our compensation committee. Effective immediately after this offering, the principal duties and responsibilities of our compensation committee will include:

•	determining the appropriate relationship of compensation to the market to achieve corporate objectives;

•

recommending to our board of directors for determination and approval the compensation and other terms of employment of our chief executive officer and his performance in light of relevant corporate performance goals and objectives;

•

reviewing and approving the compensation and other terms of employment of our executive officers (other than our chief executive officer) and other employees, and corporate performance goals and objectives relevant to such compensation, and assessing the attainment of the prior year’s corporate goals and objectives;

•

appointing, compensating, and overseeing the work of compensation consultants, independent legal counsel or any other advisors engaged for the purpose of advising the committee after assessing the independence of such person in accordance with applicable NASDAQ rules;

•

after consulting with compensation consultants, independent legal counsel or other advisor to our compensation committee, reviewing and recommending to our board of directors the compensation of our directors;

•

reviewing and recommending to our board of directors and administering the equity incentive plans, compensation plans, and similar programs advisable for us, as well as evaluating and approving modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and discussing annually with management the executive compensation disclosure and analysis required to be disclosed by SEC rules;

•	recommending to our board of directors compensation-related proposals to be considered at our annual meeting of stockholders, including the frequency of advisory votes on executive compensation;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement;

•

reviewing and discussing with management any conflicts of interest raised by the work of a compensation consultant or advisor retained by our compensation committee or management and how such conflict is being addressed, and preparing any necessary disclosure in our annual proxy statement in accordance with applicable SEC rules; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                 , each of whom our board of directors has determined to be independent under The Nasdaq Global Market listing standards. The chairperson of our nominating and corporate governance committee is                 . Our board of directors has determined that, subject to the phase-in periods available to companies listing on NASDAQ in connection with an initial public offering, the proposed composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the NASDAQ listing rules and SEC rules and regulations. We intend to continue to evaluate and comply with future requirements applicable to our nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities will include:

•	reviewing periodically and evaluating director performance on our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	overseeing and reviewing our processes and procedures to provide information to our board of directors and its committees;

•	reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has ever been an officer or employee of Virobay. None of our executive officers serve, or have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Business Conduct and Ethics

Upon the closing of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of this offering, the code of business conduct and ethics will be available on our website at http://www.virobayinc.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer and each of our two other most highly compensated executive officers during the fiscal year ended December 31, 2013. We refer to these executive officers in this prospectus as our named executive officers. We did not have a Chief Financial Officer during 2013. James H. Welch joined us in June 2014 as our Chief Financial Officer. See “—Offer Letter and Severance Agreements—Offer Letter Agreements” below for a description of Mr. Welch’s employment arrangement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(1)	Total ($)
Robert F. Booth, Ph.D. Chief Executive Officer	2013	355,401	—	—	85,296	(2)	3,353	444,050

David B. Karpf, M.D. Chief Medical Officer	2013	314,150	—	—	62,830	(3)	1,403	378,383

Anantha R. Sudhakar, Ph.D. Vice President, Chemistry, Manufacturing and Controls	2013	247,200	—	—	39,552	(4)	1,015	287,767

(1)

Amount consists of employer paid premiums for life insurance coverage for each named executive officer. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”

(2)	Represents a bonus paid to Dr. Booth based upon achievement of certain performance goals for our company.
(3)	Represents a bonus paid to Dr. Karpf based upon achievement of certain performance goals for our company.
(4)	Represents a bonus paid to Dr. Sudhakar based upon achievement of certain performance goals for our company.

Outstanding Equity Awards at December 31, 2013

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2013.

	Option Awards(1)
	Number of Securities Underlying Unexercised Options			Option Exercise	Option Expiration
Name	Exercisable		Unexercisable(3)	Price ($)	Date
Robert F. Booth, Ph.D.	143,926	(2)	—	$0.12	12/19/2016
	32,384	(2)	—	$0.12	12/19/2016
	143,926	(2)	—	$0.12	5/10/2017
	143,927	(2)	—	$0.14	6/4/2019
	86,356	(2)	—	$0.14	6/4/2019
	57,571	(2)	—	$0.02	9/9/2019
	425,124	(2)	—	$0.02	9/9/2019
	221,106	(2)	—	$0.02	9/9/2019
	1,170,498		172,800	$0.18	11/29/2020
	39,098	(2)	—	$0.18	11/29/2020
David B. Karpf, M.D.	244,095		206,543	$0.13	12/10/2021
Anantha R. Sudhakar, Ph.D.	127,875		213,125	$0.25	12/10/2022

(1)	All of the option awards listed in the table were granted under the Virobay 2006 Equity Incentive Plan, the terms of which are described below under “—Employee Benefit Plans.”
(2)	The shares subject to these options are fully vested.

(3)

The shares subject to the stock option vest over a four-year period with 25% vesting after one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months.

Offer Letter and Severance Agreements

Offer Letter Agreements

Robert F. Booth, Ph.D.

We entered into an offer letter agreement with Dr. Booth in 2006 setting forth the terms of his employment. Pursuant to the agreement, Dr. Booth is entitled to an initial base salary of $225,000 and an option to purchase a number of shares of our common stock representing 2.5% of the total equity of our company (or 176,310 shares), which was granted to Dr. Booth in December 2006. 25% of such option vested on the one-year anniversary of Dr. Booth’s employment with Virobay and the remaining portion vested in equal monthly installments over the three years thereafter.

James H. Welch

We entered into an offer letter agreement with Mr. Welch in June 2014 setting forth the terms of his employment. Pursuant to the agreement, Mr. Welch is entitled to an initial annual base salary of $290,000, is eligible to receive an annual bonus as determined by our compensation committee, and was entitled to an option to purchase a number of shares of our common stock representing 1% of the total equity of our company (or 464,913 shares), which was granted to Mr. Welch in June 2014. 25% of such option will vest on the one-year anniversary of Mr. Welch’s employment with Virobay and the remaining portion vests in equal monthly installments over the three years thereafter. As a condition to his employment, Mr. Welch was required to sign a standard Proprietary Information and Inventions Agreement.

David B. Karpf, M.D.

We entered into an offer letter agreement with Dr. Karpf in September 2011 setting forth the terms of his employment. Pursuant to the agreement, Dr. Karpf is entitled to an initial annual base salary of $305,000, was eligible to receive an annual bonus as determined by our compensation committee, and was entitled to an option to purchase 450,638 shares of our common stock, which was granted to Dr. Karpf in December 2011. 25% of such option vested on the one-year anniversary of Dr. Karpf’s employment with Virobay and the remaining portion vests in equal monthly installments over the three years thereafter. As a condition to his employment, Dr. Karpf was required to sign a standard Proprietary Information and Inventions Agreement.

Anantha R. Sudhakar, Ph.D.

We entered into an offer letter agreement with Dr. Sudhakar in May 2012 setting forth the terms of his employment. Pursuant to the agreement, Dr. Sudhakar was entitled to an initial annual base salary of $240,000, was eligible to receive an annual bonus as determined by our compensation committee, and was entitled to an option to purchase 341,000 shares of our common stock, which was granted to Dr. Sudhakar in December 2012. 25% percent of such option vested on the one-year anniversary of Dr. Sudhakar’s employment with Virobay and the remaining portion vests in equal monthly installments over the three years thereafter. As a condition to his employment, Dr. Sudhakar was required to sign a standard Proprietary Information and Inventions Agreement.

Potential Payments Upon Termination

On October 11, 2012, our board of directors adopted an executive severance benefit plan, or the Severance Plan. The Severance Plan is applicable to employees with titles at or above the level of Vice President, who have received and returned a signed Participation Notice, as defined in the Severance

Plan, or the Participants. The Severance Plan provides severance benefits to the Participants in the event of Involuntary Termination Without Cause, as defined in the Severance Plan. The principal features of our Severance Plan as it applies to the Participants are summarized below. The summary below is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Under the terms of the Severance Plan, in the event of an Involuntary Termination without Cause, we will make continued payment of the Participant’s base salary, at the rate in effect immediately prior to the Separation from Service, as defined in the Severance Plan, but ignoring any reduction in base salary that forms the basis for Constructive Termination, during the applicable Severance Period, as determined below. The salary continuation will be paid in equal installments on Virobay’s normal payroll schedule following the Separation from Service, except that no payments will be made prior to the 60th day following the Participant’s Separation from Service, and on such 60th day, Virobay will pay in a lump the salary continuation that the Participant would have received on or prior to such date under this paragraph but for the delay while waiting for the 60th day in compliance with Internal Revenue Code Section 409A, with the balance paid thereafter over the remainder of the Severance Period. In addition to the continued payment of salary, for Participants participating in Virobay’s group health plans at the time of a Separation from Service and electing to continue coverage under COBRA, we will pay premiums necessary to continue the Participants COBRA coverage until the earlier of: (1) the close of the Severance Period, (2) the expiration of the Participants eligibility for the continuation coverage under COBRA, or (3) the date when the Participant becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. The receipt of payments and benefits under the Severance Plan is subject to the Participant’s execution of a release of claims against Virobay that becomes effective within 60 days following the Participant’s Separation from Service.

The Severance Period is six months for our Chief Executive Officer at the time of an Involuntary Termination Without Cause, three months for our Chief Medical Officer and three months for Participants who are not the Chief Executive Officer or the Chief Medical Officer, but are at or above the level of Vice President.

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. Eligible employees, including our named executive officers, are provided with the opportunity to participate in a 401(k) plan, as discussed in the section below entitled “—401(k) Retirement Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in certain limited circumstances such as providing relocation benefits in connection with hiring a new executive. We did not provide any such perquisites or personal benefits in fiscal year 2013. We do, however, pay the premiums for group term life insurance, long-term disability, dental and health insurance for all of our employees, including our named executive officers. We do not sponsor any non-qualified supplemental retirement plans or qualified defined benefit pension plans. Our board of directors may elect to adopt such plans in the future if it determines that doing so is in our best interests.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

2014 Equity Incentive Plan

We expect that prior to the closing of this offering our board of directors will adopt and our stockholders will approve our 2014 Equity Incentive Plan, or our 2014 plan. We do not expect to utilize our 2014 plan until after the closing of this offering, at which point no further grants will be made under our 2006 Equity Incentive Plan, or our 2006 Plan. No awards have been granted and no shares of our common stock have been issued under our 2014 plan. The 2014 Plan will become effective on the date the registration statement of which this prospectus forms a part is declared effective by the SEC, or the IPO Date. The 2014 Plan is the successor to and continuation of our 2006 Plan, which is described below. Once the 2014 Plan becomes effective, the 2006 Plan will terminate and no further grants will be made under our 2006 Plan.

Our 2014 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. In addition, our 2014 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2014 Plan is                 , which is the sum of: (1)                 shares; (2) the number of shares remaining available for issuance under our 2006 Plan at the time the 2014 Plan becomes effective; and (3) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to our 2006 Plan (such as upon the expiration or termination of a stock option under such plan prior to its exercise), not to exceed                 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2014 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2014 Plan is                     .

Shares issued under our 2014 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2014 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2014 Plan. Additionally, shares issued pursuant to stock awards under our 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2014 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2014 Plan. Our board of directors has delegated concurrent authority to administer our 2014 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2014 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2014 Plan.

The board of directors has the power to modify outstanding awards under our 2014 Plan. Subject to the terms of our 2014 Plan, the board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than                 shares of our common stock under our 2014 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than shares of our common stock or a                     performance cash award having a maximum value in excess of $                 under our 2014 Plan. These limitations are designed to allow us to grant compensation that will not be subject to the $                 annual limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards.    Our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $                 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. However, we retain the discretion to grant awards under the 2014 Plan that may not qualify for full deductibility.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria set forth in the 2014 Plan: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment, or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) user satisfaction; (30) stockholders’ equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; (38) the number of users, including but not limited to unique users; (39) employee retention; and (40) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (f) to exclude the dilutive effects of acquisitions or joint ventures; (g) to assume that any business divested achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (h) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (i) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (j) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (k) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (l) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options; (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 Plan pursuant to Section 162(m) of the Code); and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Our 2014 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, awards granted under our 2014 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2014 Plan, a change in control is defined to include (a) the acquisition of any person of more than 50% of the combined voting power of our company’s then outstanding stock; (b) a merger, consolidation or similar transaction in which the stockholders of our company immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power over company stock or (d) individuals who constitute our incumbent board of directors ceasing to constitute at least a majority of our board of directors.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2014 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 Plan.

2014 Employee Stock Purchase Plan

We expect that prior to the closing of this offering our board will adopt and our stockholders will approve our 2014 Employee Stock Purchase Plan, or our ESPP. We do not expect to grant purchase rights under our ESPP until after the closing of this offering. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Authorized Shares.    The maximum aggregate number of shares of our common stock that may be issued under our ESPP is                 shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2015 and continuing through and including January 1, 2024, by the lesser of (i)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii)                 shares of common stock; and (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Administration.    Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors has delegated concurrent authority to administer our ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a)     % of the fair market value of a share of our common stock on the first date of an offering or (b)    % of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations.    Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days s prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan, or 2006 Plan in August 2006, and our stockholders approved our 2006 Plan in August 2006. The 2006 Plan was last amended by our board of directors and approved by our stockholders in 2014. Our 2006 Plan will terminate on the IPO Date. However, any outstanding stock awards under our 2006 Plan will continue to be governed by the terms of our 2006 Plan and applicable award agreements.

Authorized Shares.    As of March 31, 2014, we had reserved 4,738,765 shares of our common stock for issuance under our 2006 Plan. As of March 31, 2014, options or rights to purchase 126,773 of these shares had been exercised, of which no shares have been repurchased and returned to the pool of shares reserved for issuance under the 2006 Plan, options to purchase 4,610,674 of these shares remained outstanding and 1,318 of these shares remained available for future grant. The options outstanding as of March 31, 2014 had a weighted-average exercise price of $0.18 per share. Our 2006 Plan allows for the grant of incentive stock options, or ISOs, to our employees, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards and stock appreciation rights to our employees and consultants.

Plan Administration.    Our board of directors, or a committee thereof appointed by our board of directors, administers our 2006 Plan and the stock awards granted under it.

Capitalization Adjustments. In the event that any change is made in, or other events occur with respect to, our common stock subject to the 2006 Plan or any stock award, such as certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other similar transactions, appropriate adjustments will be made to the classes and maximum number of shares subject to the 2006 Plan, any limits on the number of awards that may be granted under the 2006 Plan, and the classes, the number of shares subject to, and the price per share, if applicable, of any outstanding stock awards.

Corporate Transactions.    In the event of certain specified corporate transactions (as defined in the 2006 Plan), our 2006 Plan provides that unless otherwise provided in a written agreement between us and any participant, any surviving or acquiring corporation (or parent thereof) may assume, continue or substitute such outstanding awards and any reacquisition or repurchase rights may be assigned to such surviving or acquiring corporation (or parent thereof). If the surviving or acquiring corporation (or parent thereof) does not assume, continue or substitute outstanding awards in the corporate transaction, then (1) the vesting of outstanding awards held by participants whose continuous service has not terminated prior to the effective time of such corporate transaction will accelerate in full to a date prior to the effective time of such transaction and such awards will terminate if not exercised (if applicable), at or prior to the effective time of such corporate transaction, and any repurchase rights held by us with respect to such awards will lapse, contingent upon the effectiveness of such transaction; and (2) any outstanding awards that are held by participants whose continuous service has terminated prior to the effective time of a corporate transaction will terminate if not exercised (if applicable) prior to the effective time of the transaction, provided that any repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the transaction. Notwithstanding the foregoing, to the extent that stock awards will terminate if not exercised prior to the effective time of a corporate transaction, our board may provide that such awards will be canceled for a payment equal to the excess, if any, of the value of the property the holder would have received upon exercise of such award over any exercise price payable.

Change in Control.    In the event of a change in control (as defined in the 2006 Plan), a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control, as may be provided in the stock award agreement or in any other written agreement between us and a participant. In the absence of such a provision, no such acceleration will occur.

Amendment of Awards.    The plan administrator has the authority to modify outstanding stock awards under our 2006 Plan; provided that no such amendment or modification may impair the rights of any participant with respect to awards granted prior to such action without such participant’s written consent.

401(k) Retirement Plan

We maintain a tax-qualified retirement plan that provides our eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Non-Employee Director Compensation

Cash and Equity Compensation

We currently provide cash compensation to certain of our non-employee directors. From time to time, we have granted stock options to certain of our non-employee directors as compensation for their services. Robert F. Booth, Ph.D., who is also our Chief Executive Officer, is compensated for his service as an employee and does not receive any additional compensation for his service on our board of directors.

Director Compensation Table

The following tables set forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2013.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Daniel S. Janney	—	—	—
Jeffrey W. Bird, M.D., Ph.D.	—	—	—
Heather Preston, M.D.	—	—	—

(1)

Dr. Booth was an employee director during 2013 and his compensation is fully reflected in the Summary Compensation Table above. Dr. Booth did not receive any compensation in 2013 for services provided as a member of our board of directors.

During the year ended December 31, 2013, our non-employee directors did not receive any compensation from us. As of December 31, 2013, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors was:

Name	Stock Options
Daniel S. Janney	—
Jeffrey W. Bird, M.D., Ph.D.	—
Heather Preston, M.D.	—
Thomas J. Dietz, Ph.D.(1)	—

(1)	Dr. Dietz joined our board of directors in February 2014. On March 12, 2014 he was granted an option to purchase 139,019 shares of common stock with an exercise price of $0.98.

In             2014, our board of directors adopted a non-employee director compensation policy, which will be effective for all of our non-employee directors upon the closing of this offering, pursuant to which we will compensate our non-employee directors with a combination of cash and equity. Each such director who is not affiliated with one of our principal stockholders will receive an annual base cash retainer of $                 for such service, to be paid quarterly. Each chairperson, vice-chairperson and lead independent director of our board of directors will receive an additional annual base cash retainer of $                 for such service, to be paid quarterly.

The policy also provides that we compensate the members of our board of directors for service on our committees as follows:

•

The chairperson of our audit committee will receive an annual cash retainer of $             for such service, paid quarterly, and each of the other members of the audit committee will receive an annual cash retainer of $            , paid quarterly.

•

The chairperson of our compensation committee will receive an annual cash retainer of $             for such service, paid quarterly, and each of the other members of the compensation committee will receive an annual cash retainer of $            , paid quarterly.

•

The chairperson of our nominating and corporate governance committee will receive an annual cash retainer of $             for such service, paid quarterly, and each of the other members of the nominating and corporate governance committee will receive an annual cash retainer of $            , paid quarterly.

•

The chairperson of our research and development committee will receive an annual cash retainer of $             for such service, paid quarterly, and each of the other members of the research and development committee will receive an annual cash retainer of $            , paid quarterly.

The policy further provides for the grant of equity awards as follows:

•

For each new director that joins our board of directors after the closing of this offering, an initial stock option grant to purchase that number of shares equal to approximately         % of our then-outstanding shares, including the conversion and exercise of all convertible and exercisable securities and the shares reserved for issuance under the equity plans described in “Executive and Director Compensation—Employee Benefit Plans,” vesting monthly over 36 months; and

•

Annually, for each director continuing to serve on our board of directors, a stock option grant to purchase that number of shares of our common stock equal to approximately         % of our then-outstanding shares, including the conversion and exercise of all convertible and exercisable securities and the shares reserved for issuance under our equity plans, vesting monthly over 12 months.

Each of these options will be granted with an exercise price equal to the fair market value of our common stock on the date of such grant. The exact number of shares to be granted in each such grant shall be subject to adjustment based on the review by our board of directors or compensation committee of the market value of the grant implied by the foregoing percentages at the time of grant.

Limitation of Liability and Indemnification Agreements

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans pursuant to Rule 10b5-1 of the Exchange Act, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this prospectus (subject to potential early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales of Preferred Stock

On June 30, 2014, pursuant to our put right under that certain Series B preferred stock Purchase Agreement, dated as of May 18, 2010, by and between us and certain of our investors, we issued an aggregate of 6,000,000 shares of our Series B preferred stock at a per share price of $1.00, for aggregate consideration of $6,000,000.

The following table summarizes purchases of shares of our convertible preferred stock by our executive officers, directors and holders of more than 5% of our capital stock since January 1, 2011 that involved an amount over $120,000:

Purchasers	Shares of Series B Preferred Stock	Total Purchase Price
TPG Biotechnology Partners II, L.P.(1)	2,000,000	$2,000,000
ACP IV, L.P.(2)	2,000,000	$2,000,000
AbbVie Inc.(3)	6,000,000	$6,000,000
Entities affiliated with Sutter Hill Ventures(4)	2,000,000	$2,000,000

(1)	TPG Biotechnology Partners II, L.P. holds more than 5% of our capital stock. Heather Preston, M.D., a member of our board of directors, is affiliated with TPG Biotechnology Partners II, L.P.
(2)	ACP IV, L.P holds more than 5% of our capital stock. Daniel S. Janney, a member of our board of directors, is affiliated with ACP IV, L.P.
(3)	AbbVie Inc. holds more than 5% of our capital stock.
(4)	Sutter Hill Ventures and its affiliates are holders of more than 5% of our capital stock. Jeffrey W. Bird, M.D., Ph.D., a member of our board of directors, is affiliated with Sutter Hill Ventures.

Participation in Offering

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately              million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Investor Rights Agreement

We are party to an investor rights agreement that provides holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investor rights agreement also provides for a right of first refusal in favor of certain holders of our stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon, closing of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see “Executive and Director Compensation—Limitation of Liability and Indemnification Agreements.”

Change in Control Arrangements

We have entered into change in control severance benefits agreements with each of our executive officers, as described in greater detail in “Executive and Director Compensation—Offer Letter and Severance Agreements.”

Policies and Procedures Regarding Transactions with Related Persons

Following this offering, all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our written Code of Business Conduct and Ethics.

All of the related party transactions described in this section occurred prior to the adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in this policy. However, these transactions were reviewed and approved by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2014 by the following:

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2014. Shares of our common stock issuable pursuant to stock options and warrants are deemed outstanding for computing the percentage of the person holding such options or warrants and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act of 1933, as amended.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately              million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The information set forth below does not reflect any potential purchases by these potential investors.

Our calculation of the percentage of beneficial ownership prior to this offering is based on an aggregate of 41,800,662 shares outstanding, consisting of (i) 40,751,775 shares of common stock outstanding as of March 31, 2014 and (ii) 1,128,887 shares issuable upon the full exercise of a Series A preferred stock warrant outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock immediately upon the closing of this offering, as if this conversion had occurred as of March 31, 2014. Our calculation of the percentage of beneficial ownership after this offering is based on              shares of common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock).

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Virobay, Inc., 1360 Willow Road, Suite 100, Menlo Park, CA 94025.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Before the Offering	After the Offering	Before the Offering	After the Offering
5% or greater stockholders
TPG Biotechnology Partners II, L.P.(1)	12,962,221		31.0%
ACP IV, L.P.(2)	11,833,334		28.3%
AbbVie Inc.(3)	5,000,000		11.9%
Entities affiliated with Sutter Hill Ventures(4)	11,833,334		28.3%
Named executive officers and directors
Robert F. Booth, Ph.D(5)	2,636,716		5.9%
David B. Karpf, M.D.(6)	300,425		*
Anantha R. Sudhakar, Ph.D.(7)	170,500		*
James H. Welch(8)	—		—
Jeffrey W. Bird, M.D., Ph.D.(9)	7,335,173		17.5%
Thomas J. Dietz, Ph.D.(10)	15,446		*
Daniel S. Janney(11)	11,833,334		28.3%
Heather Preston, M.D.(12)	—		—
All executive officers and directors as a group (8 persons)(#)	22,291,594		49.5%

*	Less than 1% of the outstanding shares of common stock
(#)

Represents 401,159 shares held by our current directors and executive officers, 3,123,087 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014 and 36,628,889 shares held by entities affiliated with certain of our directors.

(1)

Consists of 11,833,334 shares of common stock issuable upon conversion of shares of preferred stock held and 1,128,887 shares of Series A preferred stock issuable upon exercise of a warrant held by TPG Biotechnology Partners II, L.P., a Delaware limited partnership, or TPG Biotech II. The general partner of TPG Biotech II is TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar II Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., or Group Advisors, a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the shares held by TPG Biotech II. Each of Messrs. Bonderman and Coulter expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for Messrs. Bonderman and Coulter and TPG Biotech II is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102

(2)

Represents 11,833,334 shares of common stock issuable upon conversion of shares of preferred stock held by ACP IV, L.P., or ACPIV. ACMP IV, LLC, or the General Partner, serves as the general partner of ACPIV and possesses power to direct the voting and disposition of the shares owned by ACPIV and may be deemed to have indirect beneficial ownership of the shares held by ACPIV. The General Partner owns no securities of Virobay directly. The address for the ACP entities is One Embarcadero Center, 37th Floor, San Francisco, California 94111.

(3)

Represents 5,000,000 shares of common stock issuable upon conversion of shares of preferred stock owned by AbbVie Inc., held by Northern Trust Corporation in the name of its nominee, Booth and Co., on behalf of AbbVie Inc. The address for AbbVie Inc. is 1 North Waukegan Road, North Chicago, Illinois 60064.

(4)

Represents 6,934,014 shares of common stock issuable upon conversion of shares of preferred stock held by Sutter Hill Ventures, a California Limited Partnership, or Sutter Hill Ventures, 366,337 shares held by NestEgg Holdings, LP, 34,822 shares held by Wells Fargo Bank N.A. FBO Jeffrey W. Bird Roth IRA, or the Bird IRA, and 4,498,161 shares held by individuals who are affiliated with Sutter Hill Ventures. Dr. Bird is a trustee of Jeffrey W. and Christina R. Bird Trust Agreement, dated October 31, 2000, which is a general partner of NestEgg Holdings, LP, and beneficial owner of the shares held by the Bird IRA, and shares voting and investment power with respect to the shares held by both entities. Dr. Bird and Sutter Hill Ventures do not have any voting or investment power with respect to the shares held by the individuals and entities described in this footnote other than shares held by Dr. Bird, his affiliated entities and Sutter Hill Ventures. Dr. Bird, David L. Anderson, William H. Younger, Jr., Tench Coxe, James C. Gaither, James N. White, G. Leonard Baker Jr., David E. Sweet, Andrew T. Sheehan, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III are managing directors of Sutter Hill Ventures and share voting and investment power with respect to the shares held by Sutter Hill Ventures. Each of these individuals disclaims beneficial ownership of the shares held by Sutter Hill Ventures except to the extent of his individual pecuniary interest therein. The address for Sutter Hill Ventures and affiliates is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304.

(5)	Represents 2,636,716 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(6)	Represents 300,425 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(7)	Represents 170,500 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(8)	In June 2014, Mr. Welch joined Virobay as Chief Financial Officer.
(9)

Represents 6,934,014 shares of common stock issuable upon conversion of shares of preferred stock held by Sutter Hill Ventures, 34,822 shares held by Wells Fargo Bank N.A. FBO Jeffrey W. Bird Roth IRA and 366,337 shares held by NestEgg Holdings, LP. Dr. Bird is a trustee of the Jeffrey W. and Christina R. Bird Trust Agreement, dated October 31, 2000, which is a general partner of NestEgg Holdings, LP, and a managing director of Sutter Hill Ventures. Dr. Bird may be deemed to share voting and investment powers for the shares identified in this footnote, and disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(10)	Represents 15,446 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2014.
(11)

Represents 11,833,334 shares of common stock issuable upon conversion of shares of preferred stock owned by ACP IV, L.P., or ACPIV. ACMP IV, LLC, or the General Partner, serves as the general partner of ACPIV and possesses power to direct the voting and disposition of the shares owned by ACPIV and may be deemed to have indirect beneficial ownership of the shares held by ACPIV. The General Partner owns no securities of Virobay directly. Mr. Janney is a member of the General Partner. As such, Mr. Janney shares voting and investment power over the shares held by ACPIV. Mr. Janney disclaims beneficial ownership of the shares held by ACP IV except to the extent of his proportionate pecuniary interest therein.

(12)

Dr. Preston, who is one of our directors, is a partner and managing director of TPG BioTechnology Partners, LP. Dr. Preston has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Biotech II. The address of Dr. Preston is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and convertible preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for common stock and will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, all with a par value of $0.001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of March 31, 2014, we had outstanding 40,500,002 shares of convertible preferred stock, all of which will be converted into 40,500,002 shares of common stock immediately prior to the closing of this offering, and 251,773 shares of our common stock. Our outstanding capital stock was held by 49 stockholders of record as of March 31, 2014. As of March 31, 2014, we also had outstanding options to acquire 4,610,674 shares of common stock held by employees, directors and consultants pursuant to our 2006 Equity Incentive Plan, and having a weighted-average exercise price of $0.18 per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Dividends

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating convertible preferred stock outstanding at that time after payment of liquidation preferences, on any outstanding shares of convertible preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of convertible preferred stock that we may designate and issue in the future.

Rights and Preferences

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

As of March 31, 2014, there were 40,500,002 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will convert into 40,500,002 shares of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of March 31, 2014, we had one outstanding warrant to purchase an aggregate of 1,128,887 shares of our Series A preferred stock with an exercise price of $1.00 per share. This warrant has a net exercise provision under which the holder, in lieu of payment of the exercise price in cash, can surrender the warrant and receive a net number of shares of our Series A preferred stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, this warrant will automatically net exercise immediately prior to the closing of this offering pursuant to its terms.

Registration Rights

Demand Registration Rights

The holders of an aggregate of 40,500,002 shares of our common stock, issuable upon conversion of outstanding convertible preferred stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of a majority of these shares may, on not more than two occasions, request that we file a registration statement having an aggregate offering price to the public of not less than $10,000,000 to register all or a portion of their shares. The holders of registrable securities have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Other Provisions

If we are eligible to file a registration statement on Form S-3, holders of an aggregate of 40,500,002 shares of our common stock, issuable upon conversion of outstanding convertible preferred stock will be entitled to certain Form S-3 registration rights. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, is at least $1,000,000.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Immediately Prior to Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. The directors may be removed by the stockholders only for cause upon the vote of holders of a majority of the shares then entitled to vote at an election of directors. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors, our chief executive officer or our president. Our amended and restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the structure of our board of directors, the size of the board, removal of directors, special meetings of stockholders, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of Virobay by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Virobay.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Virobay. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of Virobay or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our certificate of incorporation to be in effect upon the completion of this offering will provide that a state or federal court located within the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by and of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Nasdaq Global Market

We intend to apply to list our common stock on The Nasdaq Global Market under the trading symbol “VBAY.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent and registrar’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2014, upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, as amended, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act of 1933, as amended, or are subject to lock-up agreements with us as described below. In addition, any shares sold in this offering to our existing stockholders that are our affiliates will be subject to lock-up agreements. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act of 1933, as amended, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding a sale and (ii) we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock outstanding after this offering, which will equal approximately              shares immediately after the closing of this offering, based on the number of common shares outstanding as of March 31, 2014 and assuming no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act of 1933, as amended, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2006 Plan, 2014 Plan and ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We, our directors and officers, and substantially all of our stockholders and optionholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to extension in certain circumstances, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. Piper Jaffray & Co. and JMP Securities LLC on behalf of the underwriters may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

The holders of our convertible preferred stock and a warrant to purchase shares of our convertible preferred stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act of 1933, as amended. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act of 1933, as amended.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock, as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

This discussion is limited to non-U.S. holders that hold shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. estate or gift tax, or any state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, and U.S. expatriates and certain former citizens or long-term residents of the United States.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships or such entities or arrangements. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences with respect to the matters discussed below.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor forms) and satisfy relevant certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), unless a specific treaty exemption applies. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends may be subject to withholding as described below in “—Backup Withholding and Information Reporting” and “—Foreign Accounts.”

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and under “—Foreign Accounts,” in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a corporation, the branch profits tax described above in “—Distributions on Our Common Stock” may also apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with certain U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (as specifically defined for this purpose), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the foreign financial institution is subject to the diligence and reporting requirements, such institution must enter into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. This U.S. federal withholding tax will generally apply to dividends on our common stock paid on or after July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of these U.S. federal withholding tax rules in relation to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Piper Jaffray & Co. and JMP Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Piper Jaffray & Co.
JMP Securities LLC
Cantor Fitzgerald & Co.
Summer Street Research Partners
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have reserved for sale at the initial public offering price up to                 shares of common stock for sale to some of our directors, officers and other parties associated with us in a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to Virobay, Inc.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

No Sales of Similar Securities

We, our executive officers, directors and our other existing security holders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of our common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant to purchase any shares of our common stock;

•	dispose of or otherwise transfer any shares of our common stock;

•	demand that we file a registration statement related to our common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We will apply to list our common stock on The Nasdaq Global Market under the symbol “VBAY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates, or the UAE, Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or the DFSA, a regulatory authority of the Dubai International Financial Centre, or the DIFC. The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers, or the AMF, for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

1.	the transaction does not require a prospectus to be submitted for approval to the AMF;

2.	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

3.	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

Cooley LLP, Palo Alto, California, will pass upon the validity of the shares of common stock offered hereby. The underwriters are being represented by Latham  & Watkins LLP, Menlo Park, California, in connection with the offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.virobayinc.com.

After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus.

VIROBAY, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Virobay, Inc.

We have audited the accompanying balance sheets of Virobay, Inc. (the “Company”) as of December 31, 2012 and 2013, and the related statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virobay, Inc. at December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

July 2, 2014

VIROBAY, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$6,746	$4,782
Accounts receivable	2,410	1,058
Prepaid and other current assets	188	140

Total current assets	9,344	5,980
Property and equipment, net	43	139
Restricted cash	40	40
Deferred offering costs	—	60
Other assets	14	50

Total assets	$9,441	$6,269

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,092	$287
Accrued liabilities	1,263	1,114

Total current liabilities	2,355	1,401
Convertible preferred stock warrant liability	282	817

Total liabilities	2,637	2,218
Commitments and contingencies (Note 4)
Convertible preferred stock, $0.001 par value, 49,147,024 shares authorized, 40,500,002 shares issued and outstanding, liquidation preference of $40,500, as of December 31, 2012 and 2013, respectively	40,403	40,403
Stockholders’ deficit:
Common stock $0.001 par value, 56,500,000 shares authorized, 251,773 shares issued and outstanding at December 31, 2012 and 2013, respectively	—	—
Additional paid-in capital	410	520
Accumulated deficit	(34,009)	(36,872)

Total stockholders’ deficit	(33,599)	(36,352)

Total liabilities, convertible preferred stock and stockholders’ deficit	$9,441	$6,269

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2012	2013
Collaboration revenue	$11,377	$9,938
Operating expenses:
Research and development	8,300	10,663
General and administrative	1,301	1,607

Total operating expenses	9,601	12,270
Income (loss) from operations	1,776	(2,332)
Change in fair value of warrant liability	(135)	(535)
Interest and other income	7	4

Net income (loss)	$1,648	$(2,863)

Net income (loss) attributable to common stockholders	$10	$(2,863)

Net income (loss) per share attributable to common stockholders:
Basic	$0.04	$(11.37)

Diluted	$0.01	$(11.37)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	251,773	251,773

Diluted	1,393,155	251,773

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2012	2013
Net income (loss)	$1,648	$(2,863)
Other comprehensive income (loss)	—	—

Comprehensive income (loss)	$1,648	$(2,863)

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at December 31, 2011	40,500,002	$40,403	251,773	$—	$314	$(35,657)	$(35,343)
Stock-based compensation	—	—	—	—	96	—	96
Net income	—	—	—	—	—	1,648	1,648

Balance at December 31, 2012	40,500,002	40,403	251,773	—	410	(34,009)	(33,599)
Stock-based compensation	—	—	—	—	110	—	110
Net loss	—	—	—	—	—	(2,863)	(2,863)

Balance at December 31, 2013	40,500,002	$40,403	251,773	$—	$520	$(36,872)	$(36,352)

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2012	2013
Operating activities
Net income (loss)	$1,648	$(2,863)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	23	52
Changes in the fair value of warrant liability	135	535
Stock-based compensation	96	110
Changes in operating assets and liabilities:
Accounts receivable	(2,410)	1,352
Prepaid and other current assets	(156)	48
Accounts payable	944	(805)
Accrued liabilities	618	(209)
Other assets	—	(36)

Net cash provided by (used in) operating activities	898	(1,816)

Investing activities
Purchases of property and equipment	(35)	(148)

Net cash used in investing activities	(35)	(148)

Net increase (decrease) in cash and cash equivalents	863	(1,964)
Cash and cash equivalents at beginning of period	5,883	6,746

Cash and cash equivalents at end of period	$6,746	$4,782

Supplemental cash flow information
Accrued expenses relating to deferred offering costs	$—	$(60)

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Virobay, Inc. (the “Company”) is a clinical-stage pharmaceutical company utilizing its expertise in cysteine cathepsins as a platform for the development and commercialization of novel drugs. The Company believes cysteine cathepsins are critically important enzymes in the biology of many diseases. By inhibiting these enzymes,the Company believes it can develop safer and more effective therapies for many diseases. The Company’s current programs are focused on addressing significant unmet medical needs for the treatment of neuropathic pain, autoimmune diseases and fibrosis. The Company was incorporated under the laws of the state of Delaware on May 18, 2006. The Company’s headquarters are located in Menlo Park, California.

Liquidity

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred primarily losses and negative cash flows from operations since it commenced operations. As of December 31, 2013, the Company had cash and cash equivalents of approximately $4.8 million and an accumulated deficit of approximately $36.9 million. Management expects to continue to incur additional losses in the foreseeable future as a result of the Company’s ongoing research and development activities. The Company’s cash requirements have been funded through sales of its convertible preferred stock and amounts earned under its long-term collaboration arrangement. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least January 1, 2015. The Company expects to obtain additional funding to support future operations; however, the Company does not have any assurance that funding will be available on favorable terms, or at all. If the Company is unable to raise additional capital when required, the Company may need to delay, scale back or eliminate some of its research and development programs.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The Company has one operating segment.

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results could differ materially from those estimates, and such differences could affect the results of operations in future periods.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of 90 days or less on the date of purchase to be cash equivalents. The Company holds its cash only in bank deposits and money market accounts.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Restricted Cash

The Company’s payroll service provider requires cash collateral of $40,000, which was held in an escrow account at December 31, 2012 and 2013. The collateral will be released upon the cancellation of the contract with the payroll service provider.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable (see Customer Concentration below). Cash and cash equivalents include deposits and money market funds held with financial institutions and may exceed the Federal Deposit Insurance Corporation insurance limits. The Company maintains its cash and cash equivalents accounts with high credit quality financial institutions. The Company has not experienced any losses on its cash and cash equivalents.

Customer Concentration

For the years ended December 31, 2012 and 2013, all of the Company’s revenue has been generated solely from its Development and License Agreement (the “LEO Agreement”) with LEO Pharma A/S (“LEO”), and accordingly all accounts receivable relate to amounts due solely pursuant to the LEO Agreement. As of December 31, 2012 and 2013, the Company had accounts receivable of $2,410,000 and $1,058,000 respectively, which represent amounts due from LEO under the LEO Agreement. For the years ended December 31, 2012 and 2013, the Company did not experience any credit losses associated with its accounts receivable.

Deferred Offering Costs

Deferred offering costs consist of those costs that are direct, incremental and non-recurring, such as legal, accounting and filing fees relating to the Company’s proposed initial public offering (the “IPO”). The deferred offering costs will be offset against IPO proceeds upon the completion of the offering. In the event the offering is not completed, deferred offering costs will be expensed. As of December, 31, 2012, there were no such costs incurred and as of December 31, 2013, the Company had capitalized $60,000 of deferred offering costs.

Revenue Recognition

The Company recognizes revenue based on its evaluation of when the following four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the customer is fixed or determinable; and (4) collectability is reasonably assured.

Multiple element arrangements, such as the arrangement with LEO, are analyzed to determine whether deliverables can be separated for accounting purposes, in accordance with Financial Accounting Standards Board (“FASB”) Subtopic ASC 605-25, Multiple Element Arrangements. The Company considers delivered items to be separable if the delivered items have stand-alone value to the customer. If the delivered items are separable, then arrangement consideration is allocated to the various elements based on each element’s relative selling price. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence (“VSOE”) of selling price, if it exists, or third-party evidence (“TPE”) of selling price, if it exists. If neither VSOE nor TPE of selling price exist for a deliverable, then the best estimated selling price for that deliverable is used. Revenue allocated to each element is then recognized based on when the basic four revenue recognition criteria are met for each element.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

In arrangements where reimbursement of research and development costs is provided to the Company, as is the case in the arrangement with LEO, the Company recognizes this consideration as revenue when performance of the research and development occurs. As the Company acts as the principal under its arrangement with LEO, it records such reimbursement as collaboration revenue when it has been earned and collectability is reasonably assured.

Effective January 1, 2011, the Company adopted the FASB Accounting Standards Update 2010-17, Revenue Recognition—Milestone Method, such that the Company recognizes any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. The Company recognizes revenue for its milestone payments under those arrangements when, at the inception of the arrangement: (1) the consideration earned from the achievement of the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome results from its performance to achieve the milestone; (2) the achievement relates solely to past performance; and (3) the milestone is reasonable relative to all of the deliverables and payment terms.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist of employee-related costs, including stock-based compensation, costs associated with services provided on the Company’s behalf by contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”), as well as consulting fees and allocated facility costs. The Company is required to estimate and accrue expenses associated with the services performed by all outside service providers, including its CROs and CMOs. The Company accrues expenses related to clinical trials based on the level of patient enrollment and activity according to the related agreement. The Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on the facts and circumstances known to the Company at that time.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short-term nature. The Company also reports its convertible preferred stock warrant liability at fair value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Life
Furniture and fixtures	3 years
Computer equipment	3 years
Software	3 years
Lab equipment	3 years

Leasehold improvements are amortized over the lesser of their estimated useful lives or the related remaining lease term.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, an impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment charge would be determined based upon the excess of the carrying value of the asset over its estimated fair value, with estimated fair value determined based upon an estimate of discounted future cash flows or other appropriate measures of estimated fair value. Through December 31, 2013, the Company has not written down any of its long-lived assets as a result of impairment as its long-lived assets are currently limited to property and equipment, which the Company believes will be fully recoverable.

Stock-Based Compensation

Share-based awards are recorded at fair value as of the grant date using the Black-Scholes option-pricing model and recognized as expense on a straight-line basis over the employee’s requisite service period (generally the vesting period). The Black-Scholes option-pricing model requires the Company to make assumptions and judgments about the variables used in the calculations, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock, the expected dividend rate and the related risk-free interest rate.

The Company uses the simplified method of calculating the expected term of employee awards. As the Company does not have any trading history for its common stock, the expected stock price volatility for the Company’s common stock over the expected term of the options is based on an average of the historical price volatilities of the common stock of publicly traded entities with characteristics similar to those of the Company. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the expected term of the option. Potential forfeitures of awards are estimated based on the Company’s historical forfeiture experience. The estimate of forfeitures is adjusted over the service period to the extent the actual forfeitures differ, or are expected to differ, from prior estimates.

Stock-based compensation expense related to stock options granted to non-employees is recognized based on the fair value of the stock options, determined using the Black-Scholes option pricing model, as they are earned. The awards generally vest over the time period the Company expects to receive services from the non-employee. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Fair Value of Series A Preferred Stock Warrant Liability

The Company accounts for its convertible preferred stock warrant liability as a freestanding warrant for shares that are puttable or redeemable. This warrant is reported as a liability on the balance sheets at its estimated fair value. The warrant is subject to remeasurement at each balance sheet date, with changes in estimated fair value recorded and presented as a change in fair value of warrant liability within the Company’s statements of operations. The Company will continue to adjust the warrant liability for changes in the fair value of the warrant until the earlier of the exercise or expiration of the warrant or the completion of a liquidation event, including the completion of an initial public offering, where the warrant will be automatically exercised into common shares, resulting in the warrant liability being remeasured and reclassified to stockholders’ deficit.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company evaluates its uncertain tax positions using the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes, which requires that realization of an uncertain income tax position be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. No such amounts were recorded in any of the periods presented.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and the risk of nonperformance.

A fair value hierarchy was established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instruments categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input that may be used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities;

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures the fair value of its financial assets and liabilities using the lowest level of inputs that are available as of the measurement date. Level 1 securities consist of highly liquid money market funds as well as cash held in demand deposit and overnight sweep accounts. The fair value of Level 1 securities has been determined using quoted prices in active markets for identical assets.

As further discussed in Note 5, the Company has issued a warrant to purchase Series A convertible preferred stock (the “Series A Stock”). The Company accounts for this warrant as a freestanding instrument that is carried at fair value and is subject to re-measurement at each reporting date. This liability is considered Level 3 for purposes of fair value disclosure. The warrant is estimated at fair value on a recurring basis using an enterprise value option pricing model. Inputs used in this model

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

include the estimated fair value of the underlying stock at the measurement date, the remaining time to either a liquidity event or the contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the underlying stock. Generally, increases or decreases in the fair value of the underlying convertible preferred stock would result in a directionally similar impact in the fair value measurement of the warrant liability.

Financial assets and liabilities subject to fair value measurements on a recurring basis, as of December 31, 2012 and December 31, 2013, were as follows (in thousands):

	December 31, 2012
		Basis of Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets:
Operating cash	$245	$245	$—	$—
Money market funds	6,501	6,501	—	—

Total cash and cash equivalents	$6,746	$6,746	$—	$—

Liabilities:
Warrant liability	$282	$—	$—	$282

	December 31, 2013
		Basis of Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets:
Operating cash	$280	$280	$—	$—
Money market funds	4,502	4,502	—	—

Total cash and cash equivalents	$4,782	$4,782	$—	$—

Liabilities:
Warrant liability	$817	$—	$—	$817

The following table sets forth a summary of the changes in the fair value of the Series A Stock warrant liability classified as Level 3 during December 31, 2012 and 2013 (in thousands):

Fair value as of December 31, 2011	$147
Change in fair value	135

Fair value as of December 31, 2012	282
Change in fair value	535

Fair value as of December 31, 2013	$817

The changes in the fair value of the preferred stock warrant liability are recorded within earnings and reflected on the Company’s statements of operations as a Change in fair value of warrant liability.

Net Income (Loss) Per Share

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period using the two-class method. Under the two-class method,

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

net income is allocated between the Company’s common stock and other participating securities based on their participation rights. The Company’s preferred stock (see Note 7) represents participating securities. Additionally, during the periods in which the Company has net income, the diluted net income per share has been computed using the weighted average number of shares of common stock outstanding and other dilutive securities. For the periods presented with a net loss herein, the computation of basic earnings per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company.

The following table presents a reconciliation of the numerators and denominators of the basic and dilutive net income (loss) per share computations and the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Years Ended December 31,
	2012	2013
Numerator:
Net income (loss)	$1,648	$(2,863)
Allocation of undistributed earnings to participating security	(1,638)	—

Net income (loss) attributable to common stockholders	$10	$(2,863)

Denominator:
Basic and diluted:
Weighted-average shares used to compute basic net income (loss) per share	251,773	251,773
Effect of dilutive securities	1,141,382	—

Weighted-average shares used to compute diluted net income (loss) per share	1,393,155	251,773

Basic net income (loss) per share	$0.04	$(11.37)

Diluted net income (loss) per share	$0.01	$(11.37)

In accordance with ASC 260-1045-65, Earnings Per Share, undistributed earnings for a period will be allocated to a participating security based on the contractual participation rights of the security. The holders of preferred stock are entitled to receive dividends in equal proportion to that of common stockholders; therefore substantially all of the Company’s undistributed earnings for the year ended December 31, 2012 have been allocated to the holders of preferred stock, leaving minimal residual undistributed earnings available to be allocated to the Company’s common stockholders.

The following outstanding shares of common stock equivalents were excluded in the computation of diluted net income (loss) per share attributable to common stockholders, because their effect would have been antidilutive for the periods presented:

	December 31,
	2012	2013
Convertible preferred stock	40,500,002	40,500,002
Outstanding stock options	772,873	4,456,655
Warrant	1,128,887	1,128,887

	42,401,762	46,085,544

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

2.	Cash and Cash Equivalents

The Company’s cash and cash equivalents as of December 31, 2012 and 2013 were as follows (in thousands):

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets:
Operating cash	$245	$—	$—	$245
Money market funds	6,501	—	—	6,501

Total cash and cash equivalents	$6,746	$—	$—	$6,746

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets:
Operating cash	$280	$—	$—	$280
Money market funds	4,502	—	—	4,502

Total cash and cash equivalents	$4,782	$—	$—	$4,782

As of December 31, 2012 and 2013, the contractual maturities of all of the Company’s cash equivalents were less than 90 days. There were no sales of available-for-sale securities during 2012 or 2013.

3.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2012	2013
Laboratory equipment	$72	$87
Office equipment and furniture	195	228
Leasehold improvements	115	11

	382	326
Less accumulated depreciation and amortization	(339)	(187)

Property and equipment, net	$43	$139

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Depreciation and amortization expense totaled $23,000 and $52,000 for the years ended December 31, 2012 and 2013, respectively.

4.	Commitments and Contingencies

The Company entered into a lease agreement for a facility located in Menlo Park, California which commenced in July 2013, has a term of 42 months and contains scheduled periodic rent increases. The lease is classified as an operating lease and rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent, which is attributable to the difference between rent expense and the amount of rent payments made, is recorded within the Company’s balance sheet as accrued liabilities and totaled $4,000 at December 31, 2013. There was no deferred rent at December 31, 2012 as the Company was under a month-to-month lease at that time.

Rent expense under the Company’s current and prior operating leases was approximately $85,000 and $146,000 for the years ended December 31, 2012 and 2013, respectively.

The estimated future minimum payments under its Menlo Park lease agreement at December 31, 2013, are as follows (in thousands):

Year ending December 31:
2014	$196
2015	202
2016	208

Total estimated minimum payments	$606

In June 2006 and September 2007, the Company entered into assignment agreements with Celera Genomics Group to acquire all proprietary technologies and in-process know-how related to Hepatitis C, or HCV, small inhibitor programs and cathepsin S programs. Under these agreements, the Company is obligated to make certain future development and regulatory approval based milestone payments of up to $84 million and certain royalty payments upon commercialization of the licensed product candidates. As of December 31, 2013, there have been no milestone or royalty payment events and no amounts are due or accrued under the agreements. In addition, the Company does not expect any such payments to be due, or milestones pursuant to the agreement to be achieved, within the next twelve months.

The Company conducts product research and development programs through a combination of collaborative programs that include, among others, contract research organizations, contract manufacturing organizations, universities and clinical research sites. The Company has contractual arrangements with these organizations; however, these contracts are cancelable on either 30 or 45 days’ notice, and the Company’s obligations under these contracts are largely based on services performed.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	Convertible Preferred Stock Warrant

As of December 31, 2012 and 2013, there was an outstanding warrant to purchase an aggregate of 1,128,887 shares of Series A Stock at an exercise price of $1.00 per share. The warrant will be deemed exercised immediately prior to the date an initial public offering is closed or upon the closing of an asset acquisition or transfer, as defined in the warrant. The following table sets forth a summary of the outstanding warrant and the estimated fair value of the warrant as of December 31, 2012 and 2013:

		Shares Outstanding as of December 31,		Estimated Fair Value at December 31,
Exercise Price per Share	Expiration Date	2012	2013	2012	2013
				(in thousands)
$1.00	August 6, 2016	1,128,887	1,128,887	$282	$817

As of December 31, 2013, the Company based the fair value of the warrant upon the probability-weighted average of the values across various possible exit scenarios for the Company, using the Black-Scholes option pricing model to value the warrant within each scenario. The Black-Scholes analysis used the following assumptions:

	Year Ended December 31,
	2012 (1)	2013
Fair value of preferred stock	—	$1.38
Dividend yield	—	—
Expected term (years)	—	0.25-2.6
Risk-free interest rate	—	0.07%-0.62%
Expected volatility	—	78.00%

(1)

The Company did not use the Black-Scholes option pricing model to determine the fair value of its warrant at December 31, 2012 as the Company’s estimated likelihood of completing an initial public offering was de minimis at such date. The Series A Stock is participating preferred, meaning that upon a sale of the Company, following receipt of the Series A liquidation preference, the holders of shares of Series A Stock then participate alongside common in the distribution of any additional consideration paid in such transaction. Furthermore, the exercise price per share for the warrant equals the liquidation preference amount per share for the Series A Stock. Therefore, the value of the warrant in a sale scenario equals the value of the common stock. The Company estimated the fair value of its warrant at December 31, 2012 by considering the fair value of its common stock of $0.25 at such date, which is the residual value remaining for a holder of a warrant after giving effect to the warrant’s exercise price of $1.00 per share and the liquidation preference of $1.00 per share on the underlying preferred stock.

The Company will continue to adjust the warrant liability for changes in the fair value of the warrant until the earlier of the exercise or expiration of the warrant, or the completion of a liquidation event, including the completion of an initial public offering, where the warrant will be deemed exercised, resulting in the warrant liability being remeasured and reclassified to stockholders’ deficit.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6.	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2012	2013
Accrued compensation	$70	$91
Accrued research and development	1,193	790
Accrued professional services	—	229
Other	—	4

	$1,263	$1,114

7.	Convertible Preferred Stock and Stockholders’ Deficit

Series A and Series B Convertible Preferred Stock

The Company issued 30,500,001 shares of Series A Stock from 2006 through December 31, 2008 and 10,000,001 shares of Series B preferred stock, or Series B Stock, during 2010 to investors for $1.00 per share. The aggregate cash consideration for all issued shares of preferred stock was $40,500,001, or $40,403,000, net of issuance costs. The Company also had a put option to sell an additional six million shares of Series B Stock for $1.00 per share to the Series B stockholders which was subsequently exercised (see Note 11).

The Company recorded preferred stock at its fair value on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control or a sale of substantially all of its assets. A majority of the Company’s outstanding stock is in the control of investors who control the Board of Directors, and therefore, they have the ability to cause the Company to exercise a payment of liquidation preferences. Accordingly, as the contingent redemption event is outside of the Company’s control, all shares of preferred stock have been presented outside of permanent equity in accordance with ASC 480-10-S99-3A, “Classification and Measurement of Redeemable Securities.”

The rights, privileges, and preferences of Series A Stock and Series B Stock are as follows:

Conversion

Each share of preferred stock is convertible at the stockholder’s option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution, stock splits, reclassification and the like. Conversion of all outstanding shares of convertible preferred stock is automatic upon the affirmative election of the holders of at least a majority of the outstanding shares of preferred stock or the closing of a firm underwritten public offering in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $50 million.

Dividends

Dividends will be paid only when, as and if declared by the Board of Directors. The holders of preferred stock are entitled to receive dividends in equal proportion to that of common stock.

Voting

Each share of preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which such shares are convertible. Certain financing, acquisition, disposition and

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

recapitalization transactions require the approval of at least 66 2/3% of the outstanding shares of preferred stock.

Liquidation Preference

In the event of a liquidation or winding up of the Company, whether voluntary or involuntary, before payment is made to the holders of any other series of preferred stock or to the holders of common stock, holders of the preferred stock are entitled to be paid a liquation preference of $1.00 per share, together with any declared but unpaid dividends. If assets are insufficient to make payments in full to all holders of preferred stock, then the assets or consideration will be distributed ratably among the preferred stockholders.

Election of Board of Directors

The holders of the preferred stock are entitled to elect three members of the Board of Directors. Preferred stockholders together with common stockholders, voting together as a single class, are entitled to elect additional members of the Board of Directors.

2006 Stock Option Plan

In 2006, the Board of Directors approved the 2006 Equity Incentive Plan (the “Plan”), which provides for the granting of incentive and non-statutory stock options and stock purchase rights to employees, directors, and consultants at the discretion of management and the Board of Directors.

Incentive stock options are granted with exercise prices not less than 100% of the estimated fair value of common stock and non-statutory stock options may be granted with an exercise price of not less than 100% of the estimated fair value of the common stock on the date of grant. Options granted under the Plan expire no later than ten years from the date of grant. Incentive stock options granted under the Plan vest over periods determined by the Board of Directors, generally over four years. Non-statutory stock options vest over periods determined by the Board of Directors, generally based on the terms of the individual service agreement with the optionee.

The Plan allows for early exercise of options prior to vesting. In the event an option is early exercised and the employment of the optionee terminates before the option is fully vested, upon such termination of employment, any unvested shares are subject to repurchase. Stock options granted that are exercised prior to vesting are not deemed to be issued until those shares vest. There were no early exercised shares outstanding at December 31, 2012 or 2013.

The fair value of options granted to each employee during the years ended December 31, 2012 and 2013 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2012	2013
Dividend yield	—	—
Expected life (years)	6.25 *	6.25 *
Risk-free interest rate	1.66%	1.25%
Expected volatility	75.00%	75.00%

*Based	on the simplified method, per Staff Accounting Bulletin Topic 14.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

The weighted-average estimated grant-date fair value of employee stock options granted during the years ended December 31, 2012 and 2013 were $0.17 per share in each period. Stock-based compensation expense for the years ended December 31, 2012 and 2013, was $96,000 and $110,000, respectively.

Stock Options Granted to Nonemployees

The Company did not grant any stock options to nonemployees during the year ended December 31, 2013. The Company granted options to purchase 45,000 shares of common stock to nonemployees of the Company during the year ended December 31, 2012. As of December 31, 2013, there were outstanding nonemployee options to purchase an aggregate of 45,000 shares of common stock, with exercise prices of $0.25 per share and contractual lives up to ten years. The stock-based compensation expense for these nonemployee options was $1,000 and $11,000 for the years ended December 31, 2012 and 2013, respectively.

Total stock-based compensation expense recognized was as follows (in thousands):

	December 31,
	2012	2013
Research and development	$47	$58
General and administrative	49	52

Total stock-based compensation expense	$96	$110

A summary of activities under the Plan is as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price
Outstanding at December 31, 2011	323,210	3,633,782	$0.13
Options authorized	500,000	—
Options granted	(772,873)	772,873	$0.25
Options	—	—

Outstanding at December 31, 2012	50,337	4,406,655	$0.15
Options granted	(50,000)	50,000	$0.25

Outstanding at December 31, 2013	337	4,456,655	$0.15

Vested and exercisable—December 31, 2013		3,582,584	$0.14

Vested and expected to vest—December 31, 2013		4,456,655	$0.15

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table summarizes information about stock options outstanding:

	As of December 31, 2013
Exercise Price	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life in Years
$0.02	756,262	4.8
0.12	352,260	3.1
0.13	450,638	7.9
0.14	253,312	4.0
0.18	1,821,310	6.9
0.25	822,873	9.0

	4,456,655

At December 31, 2013, options to purchase 3,582,584 shares of the Company’s common stock were exercisable with a weighted-average exercise price of $0.14 and a weighted-average remaining contractual life of 6.13 years.

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2013, was $3.7 million and $3.0 million, respectively. The aggregate intrinsic value was calculated based on the Company’s estimate of fair value of $0.98 at December 31, 2013. There were no exercises of stock options in either of the years ended December 31, 2012 or 2013. At December 31, 2013, there was $118,000 of unrecognized stock-based compensation expense related to unvested employee share options with a weighted-average remaining recognition period of 1.89 years.

Shares Reserved for Future Issuance

At December 31, 2013, shares of common stock reserved for future issuance are as follows:

Conversion of convertible preferred stock	40,500,002
Stock options available for grant	337
Stock options outstanding	4,456,655
Conversion of convertible preferred stock warrant	1,128,887

8.	Employee Benefit Plans

On January 15, 2007, the Company adopted the Virobay 401(k) Plan (“401(k) Plan”). Under the 401(k) Plan, all employees at least 21 years of age are eligible to participate, starting on the first day of the following month. Employees may contribute up to 75% of their salary, up to the annual IRS limit. The Company may contribute to the plan at its discretion. The Company has not made any contributions since the inception of the 401(k) Plan.

9.	Collaborative Agreements

In January 2012, the Company entered into a Development and License Agreement with LEO to grant it an exclusive, worldwide license to develop and commercialize products containing the Company’s VBY-891 compound, a small molecule cathepsin S inhibitor, for the treatment of certain dermatological conditions, including psoriasis.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

Under the terms of the agreement, the Company received a $7.0 million upfront payment and $5.0 million in clinical and regulatory milestone payments and is entitled to certain additional clinical, regulatory and sales milestone payments. The LEO Agreement also calls for reimbursement to the Company for research costs, including both external and internal costs incurred by the Company. In addition, the Company is entitled to tiered royalties based on net sales of the licensed product. LEO may terminate the agreement with advance written notice if the Company’s VBY-891 compound (or any replacement thereto) poses certain safety risks and either party may terminate the agreement for the other party’s uncured material breach or bankruptcy. LEO also has the unilateral right to terminate the agreement for any reason upon specified written notice.

The Company identified the initial license and performance of research and development services as substantive deliverables under the LEO Agreement. As both the initial license and performance of research and development services had stand-alone value and the license did not include a general right of return, these two deliverables were separated into single units of accounting. In determining whether the license had stand-alone value, the Company considered the capabilities of LEO to develop and commercialize VBY-891 without the assistance of the Company and the fact that the license could be sub-licensed.

In accordance with Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements, the Company allocated arrangement consideration among the separate units of accounting, the license and performance of research and development services, based on their relative selling prices. As neither vendor-specific objective evidence of selling price nor third-party evidence of vendors selling similar goods to similarly situated customers on a stand-alone basis existed for either unit of accounting, the Company estimated the selling price for both the license and performance of research and development services. Management considered a variety of factors in determining the selling price of each single unit of accounting, including, but not limited to: the rights that LEO was granted under the license, the early stage of VBY-891, the relative risks of successful development of the product candidate, the size of the potential market for VBY-891, competing products and the life-cycle of the product candidate.

Revenue under each separate unit of accounting can be recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

As all criteria required to recognize revenue were met upon receipt of the up-front payment in January 2012, the Company recorded $7.0 million as collaboration revenue in 2012. Reimbursement of research and development costs is recognized as revenue when delivery or performance of such services occurs. The Company recognized $4.4 million and $4.9 million in collaboration revenue in the years ended December 31, 2012 and 2013, respectively, related to cost reimbursements from LEO. As the Company acts as the principal under its arrangement with LEO, it records such reimbursements as collaboration revenue. Costs incurred under this arrangement are recognized as research and development expenses.

The Company recognizes revenue for its milestone payments under the arrangements when, at the inception of the arrangement: (1) the consideration earned from the achievement of the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome results from the Company’s performance to achieve the milestone; (2) the achievement relates solely to past performance; and (3) the milestone is reasonable relative to all of the deliverables and payment terms.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

As the Company believes it meets all of the criteria to recognize revenue for the clinical and regulatory milestones in their entirety in the period in which the milestone is achieved, it recognized the first milestone payment of $5.0 million in 2013.

10.	Income Taxes

There is no provision for income taxes because the Company is in a current loss position and has a full valuation allowance against its net deferred tax assets. Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2012	2013
Deferred tax assets:
Capitalized expenses	$12,408	$12,636
Net operating losses carryforward	751	1,394
Tax credits carryforward	1,229	1,151
Other	128	63

Total deferred tax asset	14,516	15,244
Valuation allowance	(14,516)	(15,244)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $0.7 million and increased by $0.7 million for the years ended December 31, 2012 and December 31, 2013, respectively. Capitalized expenses consist of certain patent and research and development expenses that can be deferred for both federal and state income tax purposes. At December 31, 2013, deferred tax assets did not include any benefits associated with stock option activities. If future events occur that result in stock option deductions in excess of previously recognized expense for book purposes, such difference will be recorded directly to additional paid-in capital.

At December 31, 2012 and December 31, 2013, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.9 million and $3.5 million, respectively, that expire beginning in 2026 if not utilized, and federal research and development tax credit carryforwards of approximately $1.2 million and $1.3 million, respectively, that expire beginning in 2026 if not utilized. In addition, at December 31, 2012 and December 31, 2013, the Company had net operating loss carryforwards for state income tax purposes of approximately $1.9 million and $3.5 million, respectively, that expire beginning in 2016 if not utilized, and state research and development tax credit carryforwards of approximately $1.3 million and $1.5 million, respectively, that can be carried forward indefinitely. Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation, which has not been prescriptively determined, could result in the limitation of certain amounts of otherwise utilizable net operating loss and tax credits.

VIROBAY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

A reconciliation of income taxes at the statutory federal income tax rate to income taxes in the Consolidated Statement of Operations is as follows (in thousands):

	Year Ended December 31,
	2012	2013
Federal income tax at statutory income tax rate	$560	$(973)
Equity based compensation	32	34
Fair value of preferred stock warrant	46	182
Other	1	3
Change in valuation allowance	(639)	754

Income tax expense	$—	$—

As of December 31, 2012 and 2013, the Company had no accrued interest and penalties related to income taxes, and no such interest and penalties have been incurred through December 31, 2013. As of December 31, 2013, no significant increases or decreases are expected to the Company’s uncertain tax positions within the next twelve months. The Company files U.S. and California state income tax returns with varying statutes of limitations. The tax years from inception in 2006 to 2013 remain open to examination.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at the end of the year, December 31, 2011	$960
Changes in tax positions related to prior year	36

Balance at the end of the year, December 31, 2012	996
Change in tax positions related to the current year	404

Balance at the end of the year, December 31, 2013	$1,400

Although the Company has reported unrecognized tax benefits for all periods presented, the Company believes it has sufficient net operating loss carryforwards and other tax attributes to offset these effects, if any.

11.	Subsequent Events

For the audited financial statements for the period ended December 31, 2013, the Company has evaluated subsequent events through July 2, 2014, the date its audited financial statements were available to be issued.

On May 14, 2014, the Company exercised its contingent put right for the sale of an additional 6,000,000 shares of its Series B Stock for approximately $6.0 million in gross proceeds which subsequently closed on June 30, 2014.

VIROBAY, INC.

CONDENSED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2013	March 31, 2014	Pro Forma Stockholders’ Equity as of March 31, 2014
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,782	$3,758
Accounts receivable	1,058	352
Prepaid and other current assets	140	176

Total current assets	5,980	4,286
Property and equipment, net	139	123
Restricted cash	40	40
Deferred offering costs	60	297
Other assets	50	50

Total assets	$6,269	$4,796

Liabilities, convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$287	$311
Accrued liabilities	1,114	1,231

Total current liabilities	1,401	1,542
Convertible preferred stock warrant liability	817	878	—

Total liabilities	2,218	2,420
Commitments and contingencies (Note 5)
Convertible preferred stock, $0.001 par value, 49,147,024 shares authorized, 40,500,002 shares issued and outstanding, liquidation preference of $40,500, as of December 31, 2013 and March 31, 2014 (unaudited), respectively, no shares issued and outstanding, pro forma (unaudited)	40,403	40,403	—
Stockholders’ (deficit) equity:
Common stock $0.001 par value, 56,500,000 shares authorized, 251,773 shares issued and outstanding at December 31, 2013 and March 31, 2014, (unaudited) respectively, and shares issued and outstanding, pro forma (unaudited)	—	—	42
Additional paid-in capital	520	542	41,781
Accumulated deficit	(36,872)	(38,569)	(38,569)

Total stockholders’ (deficit) equity	$(36,352)	$(38,027)	$3,254

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$6,269	$4,796

The accompanying notes are an integral part of these condensed financial statements.

VIROBAY, INC.

CONDENSED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
Collaboration revenue	$6,737		$404
Operating expenses:
Research and development	2,623		1,269
General and administrative	298		771

Total operating expenses	2,921		2,040
Income (loss) from operations	3,816		(1,636)
Change in fair value of warrant liability	—		(61)

Net income (loss)	$3,816		$(1,697)

Net income (loss) attributable to common stockholders	$24		$(1,697)

Net income (loss) per share attributable to common stockholders:
Basic	$0.10		$(6.74)

Diluted	$0.02		$(6.74)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	251,773		251,773

Diluted	1,572,893		251,773

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)		$

Weighted-average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)

The accompanying notes are an integral part of these condensed financial statements.

VIROBAY, INC.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
Net income (loss)	$3,816	$(1,697)
Other comprehensive income (loss)	—	—

Comprehensive income (loss)	$3,816	$(1,697)

The accompanying notes are an integral part of these condensed financial statements.

VIROBAY, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
Operating activities
Net income (loss)	$3,816	$(1,697)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	6	16
Changes in the fair value of warrant liability	—	61
Stock-based compensation	25	22
Changes in operating assets and liabilities:
Accounts receivable	(5,350)	706
Prepaid and other current assets	(298)	(36)
Accounts payable	222	24
Accrued liabilities	106	117

Net cash used in operating activities	(1,473)	(787)

Investing activities
Purchases of property and equipment	(1)	—

Net cash used in investing activities	(1)	—

Financing activities
Payments of deferred offering costs	—	(237)

Net cash used in financing activities	—	(237)
Net decrease in cash and cash equivalents	(1,474)	(1,024)
Cash and cash equivalents at beginning of period	6,746	4,782

Cash and cash equivalents at end of period	$5,272	$3,758

The accompanying notes are an integral part of these financial statements.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Virobay, Inc. (the “Company”) is a clinical-stage pharmaceutical company utilizing its expertise in cysteine cathepsins as a platform for the development and commercialization of novel drugs. The Company believes cysteine cathepsins are critically important enzymes in the biology of many diseases. By inhibiting these enzymes the Company believes it can develop safer and more effective therapies for many diseases. The Company’s current programs are focused on addressing significant unmet medical needs for the treatment of neuropathic pain, autoimmune diseases and fibrosis. The Company was incorporated under the laws of the state of Delaware on May 18, 2006. The Company’s headquarters are located in Menlo Park, California.

Unaudited Interim Condensed Financial Information

The accompanying condensed balance sheets as of March 31, 2014 and the condensed statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2013 and 2014 are unaudited. The unaudited interim condensed financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2014, and the results of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2013 and 2014. The financial data and other information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or for any other interim period or for any other future year. These financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Liquidity

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred primarily losses and negative cash flows from operations since it commenced operations. As of March 31, 2014, the Company had cash and cash equivalents of approximately $3.8 million and an accumulated deficit of approximately $38.6 million. Management expects to continue to incur additional losses in the foreseeable future as a result of the Company’s ongoing research and development activities. The Company’s cash requirements have been funded through sales of its convertible preferred stock and amounts earned under its long-term collaboration arrangement. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least January 1, 2015. The Company expects to obtain additional funding to support future operations; however, the Company does not have any assurance that funding will be available on favorable terms, or at all. If the Company is unable to raise additional capital when required, the Company may need to delay, scale back or eliminate some of its research and development programs.

Unaudited Pro Forma Presentation

On June 20, 2014, the Company’s board of directors authorized the Company to confidentially submit a registration statement with the Securities and Exchange Commission, to sell shares of its common stock in an Initial Public Offering (“IPO”). The unaudited pro forma balance sheet as of March 31, 2014 reflects the automatic conversion of all 40,500,002 outstanding shares of Series A preferred stock, or

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Series A Stock, and Series B Stock into 40,500,002 shares of common stock, as if the proposed IPO closed on March 31, 2014. The unaudited pro forma stockholders’ equity as of March 31, 2014 also reflects the reclassification of the warrant liability to additional paid-in-capital as a result of the assumed automatic exercise of outstanding warrants immediately prior to the effectiveness of the IPO.

Unaudited pro forma basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to (1) the conversion of preferred stock to common stock as if such conversion had occurred at the beginning of 2014 and (2) the assumed automatic net exercise (receive a net number of Series A Stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price) of the outstanding warrant to purchase convertible preferred stock as if such exercise had occurred at the beginning of 2014. The pro forma basic and diluted net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received from the IPO.

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Company’s financial statements and accompanying notes. Actual results could differ materially from those estimates, and such differences could affect the results of operations in future periods.

Restricted Cash

The Company’s payroll service provider requires cash collateral of $40,000, which was held in an escrow account at December 31, 2013 and March 31, 2014. The collateral will be released upon the cancellation of the contract with the payroll service provider.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable (see Customer Concentration below). Cash and cash equivalents include deposits and money market funds held with financial institutions and may exceed the Federal Deposit Insurance Corporation insurance limits. The Company maintains its cash and cash equivalents accounts with high credit quality financial institutions. The Company has not experienced any losses on its cash and cash equivalents.

Customer Concentration

For the three months ended March 31, 2013 and 2014, all of the Company’s revenue has been generated solely from its Development and License Agreement (the “LEO Agreement”) with LEO Pharma A/S (“LEO”), and accordingly all accounts receivable relate to amounts due solely pursuant to the LEO Agreement. As of December 31, 2013 and March 31, 2014, the Company had accounts receivable of $1,058,000 and $352,000 respectively, which represent amounts due from LEO under the LEO Agreement. For the year ended December 31, 2013 and three months ended March 31, 2013 and 2014, the Company did not experience any credit losses associated with its accounts receivable.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Deferred Offering Costs

Deferred offering costs consist of those costs that are direct, incremental and non-recurring, such as legal, accounting and filing fees relating to the IPO. The deferred offering costs will be offset against IPO proceeds upon the completion of the offering. In the event the offering is not completed, deferred offering costs will be expensed. As of December 31, 2013 and March 31, 2014, the Company had capitalized $60,000 and $297,000, respectively, of deferred offering costs.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and the risk of nonperformance.

A fair value hierarchy was established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input that may be used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities;

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures the fair value of its financial assets and liabilities using the lowest level of inputs that are available as of the measurement date. Level 1 securities consist of highly liquid money market funds as well as cash held in demand deposit and overnight sweep accounts. The fair value of Level 1 securities has been determined using quoted prices in active markets for identical assets.

As further discussed in Note 3, the Company has issued a warrant to purchase Series A Stock. The Company accounts for this warrant as a freestanding instrument that is carried at fair value and is subject to re-measurement at each reporting date. This liability is considered Level 3 for purposes of fair value disclosure. The warrant is estimated at fair value on a recurring basis using an enterprise value option pricing model. Inputs used in this model include the estimated fair value of the underlying stock at the measurement date, the remaining time to either a liquidity event or the contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the underlying stock. Generally, increases or decreases in the fair value of the underlying convertible preferred stock would result in a directionally similar impact in the fair value measurement of the warrant liability.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Financial assets and liabilities subject to fair value measurements on a recurring basis, as of December 31, 2013 and March 31, 2014, were as follows (in thousands):

	December 31, 2013
		Basis of Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets:
Operating cash	$280	$280	$—	$—
Money market funds	4,502	4,502	—	—

Total cash and cash equivalents	$4,782	$4,782	$—	$—

Liabilities:
Warrant liability	$817	$—	$—	$817

	March 31, 2014
		Basis of Fair Value Measurements
	Total	Level 1	Level 2	Level 3
	(Unaudited)
Assets:
Operating cash	$256	$256	$—	$—
Money market funds	3,502	3,502	—	—

Total cash and cash equivalents	$3,758	$3,758	$—	$—

Liabilities:
Warrant liability	$878	$—	$—	$878

The following table sets forth a summary of the changes in the fair value of the Series A Stock warrant liability classified as Level 3 during the three months ended March 31, 2014 (in thousands):

Fair value as of December 31, 2013	$817
Change in fair value	61

Fair value as of March 31, 2014 (unaudited)	$878

The changes in the fair value of the preferred stock warrant liability are recorded within earnings and reflected on the Company’s statements of operations as a Change in fair value of warrant liability. No expense was recorded for the three months ended March 31, 2013 as the value of the Company’s underlying stock had not changed during this period.

Net Income (Loss) Per Share

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period using the two-class method. Under the two-class method, net income is allocated between the Company’s common stock and other participating securities based on their participation rights. The Company’s preferred stock represents participating securities. Additionally, during the periods in which the Company has net income, the diluted net income per share has been computed using the weighted average number of shares of common stock outstanding and other dilutive securities. For the periods presented with a net loss herein, the computation of basic earnings per

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company.

The following table presents a reconciliation of the numerators and denominators of the basic and dilutive net income (loss) per share computations and the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
Numerator:
Net income (loss)	$3,816	$(1,697)
Allocation of undistributed earnings to participating securities	(3,792)	—

Net income (loss) attributable to common stockholders	$24	$(1,697)

Denominator:
Basic and diluted:
Weighted-average shares used to compute basic net income (loss) per share	251,773	251,773
Effect of dilutive securities	1,321,120	—

Weighted-average shares used to compute diluted net income (loss) per share	1,572,893	251,773

Basic net income (loss) per share	$0.10	$(6.74)

Diluted net income (loss) per share	$0.02	$(6.74)

In accordance with ASC 260-1045-65, Earnings Per Share, undistributed earnings for a period will be allocated to a participating security based on the contractual participation rights of the security. The holders of preferred stock are entitled to receive dividends in equal proportion to that of common stockholders; therefore substantially all of the Company’s undistributed earnings for the three months ended March 31, 2013 have been allocated to the holders of preferred stock holders leaving minimal residual undistributed earnings available to be allocated to the Company’s common stockholders.

The following outstanding shares of common stock equivalents were excluded in the computation of diluted net income (loss) per share attributable to common stockholders, because their effect would have been antidilutive for the periods presented:

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
Convertible preferred stock	40,500,002	40,500,002
Outstanding stock options	772,873	4,610,674
Warrant	1,128,887	1,128,887

	42,401,762	46,239,563

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Unaudited pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding after giving effect to the assumed conversion of all convertible preferred stock during the three months ended March 31, 2014 into shares of the Company’s common stock as if such conversion had occurred at the beginning of 2014, including the effect of the automatic exercise of the warrant to purchase convertible preferred stock at the time of an IPO.

The following table presents a reconciliation of the numerators and denominators of the pro forma basic and dilutive net loss per share computations and the calculation of pro forma basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31, 2013		Three Months Ended March 31, 2014
	(Unaudited)
Numerator:
Net loss		$(2,863)		$(1,697)
Pro forma adjustment for change in fair value of warrant liability		535		61

Adjusted net loss		$(2,328)		$(1,636)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share		251,773		251,773
Pro forma adjustment to reflect assumed conversion of convertible preferred stock		40,500,002		40,500,002
Pro forma adjustment to reflect assumed automatic net exercise of warrant to purchase convertible preferred stock

Pro forma weighted-average shares used to compute basic and diluted net loss per share

Pro forma net loss per share—basic and diluted	$		$

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

2.	Cash and Cash Equivalents

The Company’s cash and cash equivalents as of December 31, 2013 and March 31, 2014 were as follows (in thousands):

	December 31, 2013
	Amortized Cost	Gross Unrealized Gross Unrealized		Estimated Fair Value
		Gains	Losses
Assets:
Operating cash	$280	$—	$—	$280
Money market funds	4,502	—	—	4,502

Total cash and cash equivalents	$4,782	$—	$—	$4,782

	March 31, 2014
	Amortized Cost	Gross Unrealized Gross Unrealized		Estimated Fair Value
		Gains	Losses
	(Unaudited)
Assets:
Operating cash	$256	$—	$—	$256
Money market funds	3,502	—	—	3,502

Total cash and cash equivalents	$3,758	$—	$—	$3,758

As of December 31, 2013 and March 31, 2014, the contractual maturities of all of the Company’s cash equivalents were less than 90 days. There were no sales of available-for-sale securities in any of the periods presented.

3.	Convertible Preferred Stock Warrant

As of December 31, 2013 and March 31, 2014, there was an outstanding warrant to purchase an aggregate of 1,128,887 shares of Series A Stock at an exercise price of $1.00 per share. The warrant will be deemed exercised immediately prior to the date an initial public offering is closed or upon the closing of an asset acquisition or transfer, as defined in the warrant. The following table sets forth a summary of the outstanding warrant and the estimated fair value of the warrant as of December 31, 2013 and March 31, 2014:

	Expiration Date	Shares Outstanding as of:		Estimated Fair Value (In thousands) at:
Exercise Price per Share		December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014
			(Unaudited)		(Unaudited)
$1.00	August 6, 2016	1,128,887	1,128,887	$817	$878

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

As of December 31, 2013 and March 31, 2014, the Company based the fair value of the warrant upon the probability-weighted average of the values across various possible exit scenarios for the Company, using the Black-Scholes option pricing model to value the warrant within each scenario. The Black-Scholes analysis used the following assumptions:

	At December 31, 2013	At March 31, 2014
		(Unaudited)
Fair value of preferred stock	$1.38	$1.52
Dividend yield	—	—
Expected term (years)	0.25—2.6	0.25—2.4
Risk-free interest rate	0.07%—0.62%	0.05%—0.60%
Expected volatility	78.00%	79.00%

The Company will continue to adjust the warrant liability for changes in the fair value of the warrant until the earlier of the exercise or expiration of the warrant, or the completion of a liquidation event, including the completion of an initial public offering, where the warrant will be deemed exercised, resulting in the warrant liability being remeasured and reclassified to stockholders’ deficit.

4.	Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	At December 31, 2013	At March 31, 2014
		(Unaudited)
Accrued compensation	$91	$205
Accrued research and development	790	817
Accrued professional services	229	202
Other	4	7

	$1,114	$1,231

5.	Commitments and Contingencies

In March 2013, the Company entered into a lease agreement for a facility located in Menlo Park, California. The lease agreement was amended in June 2013 to correct the assessment of rentable square footage. The lease commenced in July 2013, has a term of 42 months and contains scheduled periodic rent increases. The lease is classified as an operating lease and rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent, which is attributable to the difference between rent expense and the amount of rent payments made, is recorded within the Company’s balance sheet as accrued liabilities and totaled $4,000 and $7,000 at December 31, 2013 and March 31, 2014, respectively.

Rent expense under the Company’s current and prior operating leases was approximately $23,000 and $50,000 for the three months ended March 31, 2013 and 2014, respectively.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

The estimated future minimum payments under its Menlo Park lease agreement at March 31, 2014, are as follows (in thousands):

At March 31, 2014
(Unaudited)
Remaining payments in 2014	$147
2015	202
2016	208

Total estimated minimum payments	$557

In June 2006 and September 2007, the Company entered into assignment agreements with a biotechnology company to acquire all proprietary technologies and in-process know-how related to HCV small inhibitor programs and cathepsin S programs. Under these agreements, the Company is obligated to make certain future development and regulatory approval based milestone payments of up to $84 million and certain royalty payments upon commercialization of the licensed product candidates. As of March 31, 2014, there have been no milestone or royalty payment events and no amounts are due or accrued under the agreements. In addition, the Company does not expect any such payments to be due, or milestones pursuant to the agreement to be achieved within the next twelve months.

The Company conducts product research and development programs through a combination of collaborative programs that include, among others, contract research organizations, contract manufacturing organizations, universities and clinical research sites. The Company has contractual arrangements with these organizations; however, these contracts are cancelable on either 30 or 45 days’ notice, and the Company’s obligations under these contracts are largely based on services performed.

6.	Stock-Based Compensation

On March 12, 2014, the board of directors authorized and approved an increase to the number of shares reserved under the 2006 Equity Incentive Plan (the “Plan”) by 155,000 shares.

During the three months ended March 31, 2014, the Company granted stock options to purchase a total of 154,019 shares of the Company’s common stock.

The fair value of options granted to each employee during the three months ended March 31, 2014 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31,
	2013(1)	2014
	(Unaudited)
Dividend yield	—	—
Expected life (years)	—	6.25 (2)
Risk-free interest rate	—	1.90%
Expected volatility	—	99.00%

(1)	The Company did not grant any stock options in the three months ended March 31, 2013.
(2)	Based on the simplified method, per Staff Accounting Bulletin Topic 14.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Total stock-based compensation expense recognized was as follows (in thousands):

	March 31,
	2013	2014
	(Unaudited)
Research and development	$14	$21
General and administrative	11	1

Total stock-based compensation expense	$25	$22

7.	Collaborative Agreements

In January 2012, the Company entered into a Development and License Agreement with LEO to grant it an exclusive, worldwide license to develop and commercialize products containing the Company’s VBY-891 compound, a small molecule cathepsin S inhibitor, for the treatment of certain dermatological conditions, including psoriasis.

Under the terms of the agreement, the Company received a $7.0 million upfront payment and $5.0 million in clinical and regulatory milestone payments and is entitled to certain additional clinical, regulatory and sales milestone payments. The LEO Agreement also calls for reimbursement to the Company for research costs, including both external and internal costs incurred by the Company. In addition, the Company is entitled to tiered royalties based on net sales of the licensed product. LEO may terminate the agreement with advance written notice if the Company’s VBY-891 compound (or any replacement thereto) poses certain safety risks and either party may terminate the agreement for the other party’s uncured material breach or bankruptcy. LEO also has the unilateral right to terminate the agreement for any reason upon specified written notice.

The Company identified the initial license and performance of research and development services as substantive deliverables under the LEO Agreement. As both the initial license and performance of research and development services had stand-alone value and the license did not include a general right of return, these two deliverables were separated into single units of accounting. In determining whether the license had stand-alone value, the Company considered the capabilities of LEO to develop and commercialize VBY-891 without the assistance of the Company and the fact that the license could be sub-licensed.

In accordance with Accounting Standards Update 2009-13, Multiple-Deliverable Revenue Arrangements, the Company allocated arrangement consideration among the separate units of accounting, the license and performance of research and development services, based on their relative selling prices. As neither vendor-specific objective evidence of selling price nor third-party evidence of vendors selling similar goods to similarly situated customers on a stand-alone basis existed for either unit of accounting, the Company estimated the selling price for both the license and performance of research and development services. Management considered a variety of factors in determining the selling price of each single unit of accounting, including, but not limited to: the rights that LEO was granted under the license, the early stage of VBY-891, the relative risks of successful development of the product candidate, the size of the potential market for VBY-891, competing products and the life-cycle of the product candidate.

Revenue under each separate unit of accounting can be recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

VIROBAY, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

As all criteria required to recognize revenue were met upon receipt of the up-front payment in January 2012, the Company recorded $7.0 million as collaboration revenue in the three months ended March 31, 2012. Reimbursement of research and development costs is recognized as revenue when delivery or performance of such services occurs. The Company recognized $1.7 million and $404,000 in collaboration revenue in the three months ended March 31, 2013 and 2014, respectively, related to cost reimbursements from LEO. As the Company acts as the principal under its arrangement with LEO, it records such reimbursements as collaboration revenue. Costs incurred under this arrangement are recognized as research and development expenses.

The Company recognizes revenue for its milestone payments under the arrangements when, at the inception of the arrangement: (1) the consideration earned from the achievement of the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome results from the Company’s performance to achieve the milestone; (2) the achievement relates solely to past performance; and (3) the milestone is reasonable relative to all of the deliverables and payment terms.

As the Company believes it meets all of the criteria to recognize revenue for the clinical and regulatory milestones in their entirety in the period in which the milestone is achieved, it recognized the first milestone payment of $5.0 million in the three months ended March 31, 2013. No milestones were achieved and thus no revenue attributable to milestones was recognized in the three months ended March 31, 2014.

8.	Subsequent Events

For the interim condensed financial statements for the period ended March 31, 2014, the Company has evaluated subsequent events through July 2, 2014, the date its interim condensed financial statements were available to be issued.

On May 14, 2014, the Company exercised its contingent put right for the sale of an additional 6,000,000 shares of its Series B Stock for approximately $6.0 million in gross proceeds which subsequently closed on June 30, 2014.

                Shares

VIROBAY, INC.

Common Stock

PROSPECTUS

Through and including                 , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

JMP Securities

Cantor Fitzgerald & Co.

Summer Street Research Partners

                , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of our common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and the listing fee of The Nasdaq Global Market.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

In an underwriting agreement we enter into in connection with the sale of our common stock being registered hereby, or the Underwriting Agreement, the underwriters will agree to indemnify, under certain circumstances, us, our officers, our directors, and our controlling persons within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2011:

Issuances of Preferred Stock

In June 2014, we issued 6,000,000 shares of our Series B preferred stock (convertible into 6,000,000 shares of common stock) to four accredited investors at a price per share of $1.00, for aggregate consideration of approximately $6.0 million, in reliance on Section 4(2) of the Securities Act.

Issuance of Options to Purchase Common Stock

From January 1, 2011 to date, we have granted to our directors, officers, employees and consultants options to purchase an aggregate of 1,427,530 shares of common stock under our 2006 Equity Incentive Plan, at exercise prices ranging from $0.13 to $0.98 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

EXHIBIT INDEX

Exhibit No.		Description
1	.1*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2		Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3		Bylaws, as currently in effect, dated May 18, 2006.

3.4		Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4	.1*	Form of Common Stock Certificate of the registrant.

4.2		Amended and Restated Investor Rights Agreement, dated as of May 18, 2010, by and among the registrant and certain of its stockholders.

5	.1*	Opinion of Cooley LLP.

10	.1*+	Form of Indemnity Agreement between the registrant and its directors and officers.

10	.2+	Virobay, Inc. 2006 Equity Incentive Plan, as amended.

10	.3+	Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise for Virobay, Inc. 2006 Equity Incentive Plan, as amended.

10	.4*+	2014 Equity Incentive Plan, to be in effect upon the closing of this offering.

10	.5*+	Form of Restricted Stock Unit Award Agreement and Grant Notice, Stock Option Agreement and Grant Notice, and Restricted Stock Bonus Agreement and Grant Notice for 2014 Equity Incentive Plan, to be in effect upon the closing of this offering.

10	.6*+	2014 Employee Stock Purchase Plan, to be in effect upon closing of this offering.

10.7		Lease by and between the registrant and Willow Park Holding Company II, LLC, dated as of March 22, 2013, as amended.

10	.8+	Offer Letter by and between the registrant and Robert F. Booth, effective as of August 7, 2006.

10	.9+	Offer Letter by and between the registrant and David B. Karpf, dated as of September 26, 2011.

10	.10+	Offer Letter by and between the registrant and Anantha R. Sudhakar, dated as of May 18, 2012.

10	.11+	Offer Letter by and between the registrant and James H. Welch, dated as of June 13, 2014.

10	.12*†	Development and License Agreement, by and between the registrant and LEO Pharma A/S, dated as of January 4, 2012.

10	.13*†	Assignment Agreement, by and between the registrant and Celera Genomics Group, dated as of June 2, 2006.

10	.14*†	Assignment Agreement, by and between the registrant and Celera Genomics Group, dated as of September 27, 2007.

10	.15+	Virobay, Inc. Executive Severance Benefit Plan, Form of Executive Severance Benefit Plan Participation Notice and Forms of Release Agreements.
10.16		Warrant to Purchase Shares of Series A preferred stock with TPG Biotechnology Partners II, L.P.

10	.17*+	Non-employee Director Compensation Plan.

Exhibit No.		Description
23	.1*	Consent of Independent Registered Public Accounting Firm.

23	.2*	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24	.1*	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Confidential Treatment Requested.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, State of California, on                 , 2014.

VIROBAY, INC.

By:
Robert F. Booth, Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert F. Booth, Ph.D.	Chief Executive Officer and Chairman (Principal Executive Officer)	, 2014

James H. Welch	Chief Financial Officer (Principal Financial Officer)	, 2014

Jeffrey W. Bird, M.D., Ph.D.	Director	, 2014

Thomas J. Dietz, Ph.D.	Director	, 2014

Daniel S. Janney	Director	, 2014

Heather Preston, M.D.	Director	, 2014

EXHIBIT INDEX

Exhibit No.		Description
1	.1*	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation, as amended and as currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.
3.3		Bylaws, as currently in effect, dated May 18, 2006.
3.4		Form of Amended and Restated Bylaws to become effective upon closing of this offering.
4	.1*	Form of Common Stock Certificate of the registrant.
4.2		Amended and Restated Investor Rights Agreement, dated as of May 18, 2010, by and among the registrant and certain of its stockholders.
5	.1*	Opinion of Cooley LLP.
10	.1*+	Form of Indemnity Agreement between the registrant and its directors and officers.
10	.2+	Virobay, Inc. 2006 Equity Incentive Plan, as amended.
10	.3+	Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise for Virobay, Inc. 2006 Equity Incentive Plan, as amended.
10	.4*+	2014 Equity Incentive Plan, to be in effect upon the closing of this offering.
10	.5*+	Form of Restricted Stock Unit Award Agreement and Grant Notice, Stock Option Agreement and Grant Notice, and Restricted Stock Bonus Agreement and Grant Notice for 2014 Equity Incentive Plan, to be in effect upon the closing of this offering.
10	.6*+	2014 Employee Stock Purchase Plan, to be in effect upon closing of this offering.
10.7		Lease by and between the registrant and Willow Park Holding Company II, LLC, dated as of March 22, 2013, as amended.
10	.8+	Offer Letter by and between the registrant and Robert F. Booth, effective as of August 7, 2006.
10	.9+	Offer Letter by and between the registrant and David B. Karpf, dated as of September 26, 2011.
10	.10+	Offer Letter by and between the registrant and Anantha R. Sudhakar, dated as of May 18, 2012.
10	.11+	Offer Letter by and between the registrant and James H. Welch, dated as of June 13, 2014.
10	.12*†	Development and License Agreement, by and between the registrant and LEO Pharma A/S, dated as of January 4, 2012.
10	.13*†	Assignment Agreement, by and between the registrant and Celera Genomics Group, dated as of June 2, 2006.
10	.14*†	Assignment Agreement, by and between the registrant and Celera Genomics Group, dated as of September 27, 2007.
10	.15+	Virobay, Inc. Executive Severance Benefit Plan, Form of Executive Severance Benefit Plan Participation Notice and Forms of Release Agreements.
10.16		Warrant to Purchase Shares of Series A preferred stock with TPG Biotechnology Partners II, L.P.
10	.17*+	Non-employee Director Compensation Plan.
23	.1*	Consent of Independent Registered Public Accounting Firm.

23	.2*	Consent of Cooley LLP, Reference is made to Exhibit 5.1.

24	.1*	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Confidential Treatment Requested.